AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1997

                                                REGISTRATION NO. 333-39577

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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                          PREMIERE TECHNOLOGIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    GEORGIA                                         59-3074176
(STATE OR OTHER JURISDICTION OF INCORPORATION OR     (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                  ORGANIZATION)

                           3399 PEACHTREE ROAD, N.E.
                           LENOX BUILDING, SUITE 400
                            ATLANTA, GEORGIA 30326
                                (404) 262-8400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                BOLAND T. JONES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PREMIERE TECHNOLOGIES, INC.
                           3399 PEACHTREE ROAD, N.E.
                           LENOX BUILDING, SUITE 400
                            ATLANTA, GEORGIA 30326
                                (404) 262-8400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

     THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

    JOEL J. HUGHEY            PATRICK G. JONES              GLENN W. STURM
  ALSTON & BIRD LLP             SENIOR VICE                JAMES WALKER IV
 ONE ATLANTIC CENTER         PRESIDENT FINANCE              NELSON MULLINS
 1201 WEST PEACHTREE         AND LEGAL PREMIERE                RILEY &
   STREET ATLANTA,           TECHNOLOGIES, INC.          SCARBOROUGH, L.L.P.
  GEORGIA 30309-3424           3399 PEACHTREE             FIRST UNION PLAZA,
    (404) 881-7000            ROAD, N.E. LENOX              SUITE 1400 999
                            BUILDING, SUITE 400           PEACHTREE STREET,
                              ATLANTA, GEORGIA              N.E. ATLANTA,
                              30326 (404) 262-           GEORGIA 30309 (404)
                                    8400                       817-6000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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


              SUBJECT TO COMPLETION, DATED DECEMBER 17, 1997
PROSPECTUS
       , 1997

                             1,973,965 SHARES
                                      LOGO

                                  COMMON STOCK

  All of the 1,973,965 shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of Premiere Technologies, Inc., a Georgia corporation ("Premiere" or the "Company"), offered hereby (the "Offering") are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "PTEK." On December 15, 1997, the last reported sales price on the Nasdaq National Market was $24 3/16 per share. See "Price Range of Common Stock and Dividend Policy."

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 10.

                                  ----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION   OR   ANY   STATE  SECURITIES   COMMISSION   NOR   HAS
  THE COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
   OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY  IS A
    CRIMINAL OFFENSE.

  Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriter") has agreed to purchase from the Selling Shareholders 1,973,965 shares of Common
Stock for a purchase price of $    per share, resulting in aggregate proceeds
of $    (before expenses) to the Selling Shareholders.

  The Underwriter proposes to offer the 1,973,965 shares of Common Stock purchased by it from time to time for sale in one or more transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. See "Underwriting."

  The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").
                                  ----------



  The shares of Common Stock are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter against payment therefor and subject to various prior conditions, including the right of the Underwriter to reject orders in whole or in part. It is expected that the delivery of shares will be made in New York, New York on or about
          , 1997.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  THIS PROSPECTUS INCLUDES PRODUCT NAMES, TRADE NAMES, SERVICE MARKS AND TRADEMARKS OF PREMIERE AND ITS SUBSIDIARIES AND OTHER COMPANIES INCLUDING, WITHOUT LIMITATION, PREMIERE WORLDLINK, ORCHESTRATESM, VOICE-TEL(TM), VOICECOM(TM) AND VOICECOM ACCESS ONESM.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information, including "Risk Factors" and financial statements and notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Unless otherwise indicated, the terms "Premiere" and the "Company" refer collectively to Premiere Technologies, Inc. and its subsidiaries.

                                  THE COMPANY

  Premiere designs, develops, markets and provides enhanced personal communications services. The Company's network-based computer telephony technology links together two or more stand-alone communications services, such as calling card long distance, voice mail, e-mail, fax mail and paging, and allows access to these services through telephones or computers. The Company bundles these stand-alone services to allow users to store, manage, prioritize, deliver and distribute incoming and outgoing information in an easy, efficient and economical manner. Although Premiere offers stand-alone communications services, it primarily targets users who have multiple communications devices and a need to integrate them for greater functionality and convenience.

  Today, many stand-alone communications services are provided through landline telephone systems, messaging devices and local area networks ("LANs"), that reside in whole or in part at a customer's location. The architecture of the customer premises equipment, or "CPE," that comprises such systems is often closed in nature, which makes integration with other systems and networks difficult and expensive. However, users are increasingly demanding that their existing CPE be integrated with more open and intelligent worldwide communications networks such as the Internet. The Company believes that, due to the complexity of such integration, users will increasingly outsource their communications requirements to third parties such as Premiere. Premiere believes that customers will prefer the Company's network-based service solution for personal communications to traditional CPE-based product solutions because the Company's solution reduces customers' costs of equipment ownership and exposure to technology obsolescence.

  The core of the Premiere solution is its "intelligent network" which links, or integrates, stand-alone communications services using technology developed by the Company's research and development team. The intelligent network consists of (i) a state-of-the-art proprietary platform that integrates digital switching technology with enhanced personal communications features and (ii) the Company's private telecommunications network which transmits voice and data utilizing the frame relay packet switching protocol, the "private frame relay network." The Company's modular and scaleable intelligent network incorporates an open-system design, which allows the Company to easily expand capacity and provides the Company with the flexibility to develop and customize its service offerings. Premiere offers bundled services in a variety of packages and tailors these packages to meet the requirements of strategic marketing and co-brand partners. Premiere's private frame relay network, with approximately 210 locations where the Company has voice messaging equipment ("points of presence" or "POPs"), is accessible via local access in metropolitan and other geographic areas which include approximately 90% of the United States, Canadian and Australian populations, and approximately 50% of the New Zealand population. Premiere anticipates that its private frame relay network will be accessible via local access by a significant portion of the United Kingdom population via local access in the near future. The Company plans to invest $40-$50 million in capital expenditures over the next 12 months as part of its effort to integrate its proprietary platform with its recently acquired private frame relay network. Once integration is completed, the Company believes that its intelligent network will allow the Company to offer its customers enhanced personal communications services through either local or 800 access via telephone or computer.

  The Company currently markets its services: (i) directly under the Premiere WorldLink, Voice-Tel, VoiceCom and VoiceCom Access One names; (ii) indirectly through strategic partners such as American Express Travel Related Services, Inc. ("American Express") and CompuServe Incorporated ("CompuServe");
(iii) indirectly through co-brand relationships with companies such as First Union National Bank ("First Union"), Discover Card Services, Inc. ("Discover Card") and others; and (iv) indirectly through licensing or wholesale arrangements with companies including WorldCom, Inc. ("WorldCom"), NationsBanc Services, Inc. ("NationsBank"), an affiliate of NationsBank Corporation, UniDial, Incorporated ("UniDial") and Cincinnati Bell Long Distance. Although Premiere has historically focused its direct marketing efforts on print advertising and direct mailings targeted at mobile professionals, the Company recently acquired a nationwide direct sales force with a national accounts program.

CUSTOMER CASE STUDIES

  Some examples of Premiere's enhanced personal communications services, which illustrate the convenience of and benefits provided by Premiere's technology innovations and intelligent network, include the following:

  E-mail Over the Phone. A consultant calls in to hear her voice mail messages. During the same call, she can have her e-mail messages read to her over the phone via Premiere's text-to-speech technology and save, delete, forward or return all of her e-mail messages using one of a list of preprogrammed responses.

  Personal Assistant Services. A field salesperson presents a bid to a project approval committee. After submitting her proposal, she leaves for her next meeting. Upon review of the proposal, the committee notices several issues that need immediate clarification. Rather than trying to track down the salesperson at multiple locations, the committee calls her personal assistant number, which automatically locates her by pager, which she had designated as her preferred method of contact on that day. If she has selected the "call connect" feature, she can call the Premiere platform and automatically be connected to the committee's incoming call.

  The Company's Orchestrate product, which will be marketed during the first quarter of 1998, is expected to offer the following additional features:

  Universal Inbox. A busy executive can go to any Internet browser-enabled computer to check all of his messages -- voice mail, e-mail and fax mail. After looking at a list of incoming voice and text messages, he can choose which messages to hear or read. He can then choose to save, delete, forward or return his messages.

  Click 'n' Call Conference Calling. A manager with employees in eight different offices holds weekly staff meetings by conference call. Rather than going through the time and expense of arranging for a conference bridge with an outside supplier, he is able to go to his computer, click on his contact database list with his mouse and initiate the conference call without ever picking up a telephone. After initiating the conference call, the manager simply answers the call that the Premiere platform places to his telephone, enters his account and PIN numbers and presses the "star" key to command the Premiere platform to add additional parties sequentially. In the future, features are expected to include muting and addition and deletion of selected callers.

STRATEGY

  Premiere's goal is to become the world's leading provider of network-based enhanced personal communications services. The Company's strategy to achieve this goal is to:

  Increase Service Offerings and Cross-Media Functionality. The Company believes that changes in technology continually create new business opportunities for providers of enhanced personal communications services. The Company continually strives to make its interfaces more user friendly and its services functionally equivalent regardless of the customer's chosen access device or message transport medium. For example, the Company has introduced such features as text-to-speech e-mail delivery, a unified messaging interface utilizing the World Wide Web ("Web") and an integrated Web-based contact database manager. Possible future service features include, among others, speech recognition.

  Leverage Network Facilities. To date, the majority of the Company's services have been accessed by 800 toll free service. The Company recently acquired an international private frame relay network. Once fully integrated with the Company's proprietary platform, the Company plans to use the private frame relay network and local messaging systems to provide users local access to certain of its enhanced services, which the Company believes will make its enhanced personal communications services more attractive to a broader market. In addition, through transitioning more of its subscribers to local access, Premiere expects to realize a reduction in transmission costs.

  Expand Customer Base and Distribution Channels. The Company believes that an increasing number of businesses will transition their communications systems from CPE-based products to network-based services. Premiere believes that a substantial opportunity exists to meet the outsourcing needs of these companies. The Company intends to use its direct sales force and national accounts program as part of its effort to expand its customer base and to improve cross-selling of its services. Premiere also plans to continue to enter into strategic alliances and wholesale and licensing relationships in order to reach additional customers that the Company believes are likely to be extensive users of its services.

  Pursue Strategic Acquisitions. Historically, the Company has engaged in acquisitions in order to obtain new technology, build its infrastructure and increase its sales force and customer base. The Company intends to continue to examine acquisition and joint venture opportunities, which may accelerate its growth, add new customers, develop new technologies or penetrate new geographic markets. See "-- Recent Developments."

  Expand International Presence. Premiere intends to deliver its services to more international users through strategic partnerships, third-party distribution agreements, direct sales efforts and relationships with existing customers that have international operations. To accommodate these prospective users, Premiere has opened a data and switching center in London and has also begun development of a similar center in Toronto. Targeting the Pacific Rim, Premiere expects to begin installation of a data and switching center in New Zealand during 1998. These international centers are designed to reduce transmission costs associated with system access from international locations and to allow Premiere to more effectively pursue opportunities with international customers and strategic partners. Additionally, the Company expects to increase the international scope of its private frame relay network by installing POPs in additional overseas locations, specifically targeting the United Kingdom for local messaging in the near future.

                              RECENT DEVELOPMENTS

VOICE-TEL ACQUISITIONS

  On June 12, 1997, the Company announced the completion of the acquisitions of Voice-Tel Enterprises, Inc. ("VTE"), its affiliate Voice-Tel Network Limited Partnership ("VTN") and substantially all of its franchisees (the "Franchisees") (VTE, VTN and such Franchisees are collectively referred to as the "Voice-Tel Entities" or "Voice-Tel," and such acquisitions are referred to collectively as the "Voice-Tel Acquisitions"). The Voice-Tel Entities provide interactive digital voice messaging products on a service bureau basis through approximately 210 POPs in the United States, Puerto Rico, Canada, Australia and New Zealand. In connection with the Voice-Tel Acquisitions, Premiere acquired various components of, and now operates, VoiceTel's digital private frame relay network and POPs.

  Premiere believes that the Voice-Tel Acquisitions will broaden the Company's customer base by allowing the Company to offer local access to certain of its enhanced personal communications services. While the Company's measured 800 access products have appealed primarily to a mobile customer base, Premiere believes that a local access product will appeal to a broader base of customers. In addition to the anticipated advantages of interconnected local access, the Voice-Tel Acquisitions provide the Company with a direct sales force of approximately 300 persons in four countries, an expanded subscriber base and the potential for greater cross-selling opportunities. The Company is currently consolidating these separate businesses by eliminating duplicative and unnecessary costs, merging them under common management and integrating Voice-Tel's service offerings, operations and systems with those of the Company. In connection with the Voice-Tel Acquisitions, the Company took a pre-tax charge in the second quarter of 1997 of approximately $45.4 million, consisting of transaction expenses and restructuring and related costs attributable to the Voice-Tel Acquisitions. See "Risk Factors -- Integration of Voice-Tel Acquisitions" and " -- Ability to Manage Growth; Acquisition Risks."

VOICECOM ACQUISITION

  During the third quarter of 1997, Premiere acquired approximately 97.5% of the outstanding capital stock of VoiceCom Holdings, Inc. ("VoiceCom") in exchange for approximately 445,737 shares of Premiere Common Stock. In addition, Premiere converted existing VoiceCom options into options to acquire approximately 76,054 shares of Premiere Common Stock. VoiceCom, based in Atlanta, Georgia, is a provider of personal communications management services and telecommunication outsourcing solutions to large corporations, government entities and mobile professionals. Its service offerings include voice messaging, mobile communications, full-service conference calling and voice response programming.

  VoiceCom, which is an operating subsidiary of Premiere as a result of the acquisition, has a customer base that includes several Fortune 500 companies, including, among others, Abbott Laboratories ("Abbott Labs"), Beverly Enterprises, Inc. ("Beverly Enterprises") and ConAgra, Inc. ("ConAgra"). The Fortune 500 companies in VoiceCom's customer base account for a significant portion of VoiceCom's revenue. The Company plans to cross-sell its product offerings to VoiceCom's customer base. In connection with the VoiceCom acquisition, the Company took a pre-tax charge in the third quarter of 1997 of approximately $28.2 million, consisting of transaction expenses and restructuring and related costs attributable to the VoiceCom acquisition. See "Risk Factors -- Ability to Manage Growth; Acquisition Risks."

XPEDITE SYSTEMS, INC.

  On November 13, 1997, Premiere entered into an Agreement and Plan of Merger (the "Merger Agreement") with Xpedite Systems, Inc. ("Xpedite") and Nets Acquisition Corp., a wholly-owned subsidiary of Premiere ("Acquisition Sub"). Subject to the terms and conditions of the Merger Agreement, Acquisition Sub will merge with and into Xpedite (the "Xpedite Merger"), which will be the surviving corporation in the Merger and, as a result thereof, will become a wholly-owned subsidiary of Premiere. Under the terms of the Merger Agreement, shares of Xpedite common stock, par value $.01 per share (the "Xpedite Common Stock"), will be exchanged for a number of shares of Premiere Common Stock based on an exchange ratio equal to $34 divided by the average trading price of Premiere Common Stock prior to closing. The maximum exchange ratio under the Merger Agreement is 1.25 shares of Premiere Common Stock for each share of Xpedite Common Stock, and the minimum exchange ratio is 0.867 shares of Premiere Common Stock for each share of Xpedite Common Stock. The Merger Agreement may be terminated under certain circumstances by the board of directors of Xpedite if the actual average trading price of Premiere Common Stock is less than $24 per share, unless Premiere elects to increase the exchange ratio as provided in the Merger Agreement. Assuming no adjustment to the exchange ratio and the exercise of all outstanding Xpedite options, the maximum number of shares of Premiere Common Stock to be issued in the Xpedite Merger is approximately 12,380,000 shares, and the minimum number of shares is approximately 8,590,000. Consummation of the Xpedite Merger is conditioned on, among other things, approval of the shareholders of both Xpedite and Premiere and compliance with applicable anti-trust notification requirements. See "Risk Factors -- Risk That Xpedite Merger Will Not Close."

  In addition to the Merger Agreement, Xpedite has also entered into a Share Purchase Agreement, dated as of August 8, 1997 (the "XSL Purchase Agreement"), among Xpedite, Xpedite Systems Holdings (UK) Limited, a newly formed and wholly owned subsidiary of Xpedite ("XSL Acquisition Corp."), and the shareholders of Xpedite Systems Limited, an English corporation ("XSL"), pursuant to which XSL Acquisition Corp. has agreed to purchase all the share capital of XSL for a purchase price of $87.0 million, subject to certain adjustments (the "XSL Acquisition"). The closing of the XSL Acquisition is a condition to the closing of the Xpedite Merger. However, the closing of the Xpedite Merger is not a condition to the closing of the XSL Acquisition. The closing of the XSL Acquisition is expected to occur on or before December 31, 1997.

  Additional information with respect to the Xpedite Merger and the XSL Acquisition is set forth in Premiere's Current Report on Form 8-K dated November 13, 1997, filed with the Securities and Exchange Commission (the "Commission") on December 5, 1997, including: the (i) Merger Agreement; (ii) XSL Purchase Agreement; (iii) consolidated financial statements of Xpedite and the consolidated financial statements of XSL required by Rule 3-05 of Regulation S-X promulgated by the Commission; and (iv) pro forma financial information required by Article 11 of Regulation S-X promulgated by the Commission.

ADDITIONS AND CHANGES TO MANAGEMENT

  To support its continuing growth, the Company has recently added new management personnel. These additions have included Jeffrey A. Allred, Executive Vice President of Strategic Development; Curtis L. Garner, Jr., President of Premiere Communications, Inc., a subsidiary of the Company ("PCI"); William E. Welsh, President of VTE; and Randolph W. Salisbury, Senior Vice President of Marketing of PCI. See "Management." In addition, D. Gregory Smith, a co-founder of the Company, recently resigned as director, Executive Vice President and Assistant Secretary of the Company and as a director and officer of PCI and certain other subsidiaries of the Company. See "Risk Factors -- Dependence on Key Management and Personnel."

                                  THE OFFERING

Common Stock offered by the
 Selling
 Shareholders.................  1,973,965 shares
Common Stock outstanding after
 the Offering(1)..............  33,960,277 shares
Use of proceeds...............  The Company will not receive any of the proceeds from the sale of Shares by the Selling
                                Shareholders.
                                See "Use of Proceeds."
Nasdaq National Market symbol.  PTEK

--------------------

(1) Includes 402,748 shares of Exchangeable Non-Voting Shares of Voice-Tel Canada Limited, a subsidiary of the Company (the "Exchangeable Shares"), issued to the former shareholders of the Canadian Voice-Tel Entities, which are convertible at any time into a like number of shares of Common Stock, and of which 72,908 are being converted and sold in this Offering.
    Excludes: (i) 7,153,902 shares of Common Stock issuable upon exercise of options and warrants outstanding as of December 15, 1997 with a weighted average exercise price of $13.58; (ii) approximately 5,227,000 shares of Common Stock issuable upon conversion of the Company's 5 3/4% Convertible Subordinated Notes due 2004 (the "Convertible Notes").

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth certain consolidated financial and other operating data of the Company. This information should be read in conjunction with the selected financial data of the Company set forth under "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company, including the notes thereto, which are incorporated herein by reference in this Prospectus. See "Available Information" and "Incorporation of Certain Documents By Reference."

                                                            NINE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                             --------------------------- -----------------------
                               1994      1995     1996      1996        1997
                                                         (UNAUDITED) (UNAUDITED)
                                   (IN THOUSANDS, EXCEPT PER SHARE  DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues...................  $119,136  $147,543 $197,474  $143,537    $167,364
Gross margin...............    85,229   103,675  141,873   101,523     122,344
Operating income (loss)(1).   (13,232)    7,003    6,865     1,538     (43,942)
Net income (loss)(1).......   (15,519)    4,171    3,458     2,553     (34,544)
Net income (loss)
 attributable to common
 shareholders for primary
 net income (loss) per
 share(2)..................   (15,839)    4,222    3,429     2,553     (34,544)
Net income (loss)
 attributable to common
 shareholders for fully
 diluted net income per
 share(2)..................       --      4,541      --        --          --
Net income (loss) per
 common and common
 equivalent shares --
 primary(1)(2).............  $  (1.18) $   0.15 $   0.12  $   0.09    $  (1.10)
        -- fully diluted...  $    --   $   0.14 $    --   $    --     $    --
Shares used in computing
 net income (loss) per
 common and common
 equivalent shares --
 primary...................    13,468    28,718   29,213    28,490      31,518
 fully diluted.............       --     31,204      --        --          --


                                                                 SEPTEMBER 30,
                                                                      1997
                                                                 -------------
                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD END):
Cash, cash equivalents and investments.......................... $ 183,838
Working capital.................................................   130,915
Total assets....................................................   350,895
Total debt......................................................   179,851
Total shareholders' equity......................................    78,160

--------

(1) Excluding charges for purchased research and development, accrued settlement costs and restructuring and other special charges incurred by the Company in the amounts of approximately $0, $0 and $6.7 million, respectively in 1994, and approximately $0, $2.5 and $0 million, respectively, in fiscal 1995, and approximately $11.0, $1.3 and $0 million, respectively, in fiscal 1996, operating income (loss), net income (loss) and net income (loss) per share (on a fully diluted basis when applicable) would have been approximately $(6.5) million, $(11.4) million and $(0.87), respectively, for 1994 and approximately $9.5 million, $5.7 million and $0.22, respectively, for 1995 and approximately $19.2 million, $11.0 million and $0.37, respectively, for 1996. Excluding charges for restructuring and other special charges attributable to the Voice-Tel Acquisitions and the acquisition of VoiceCom Holdings, Inc. ("VoiceCom") and accrued settlement costs of $73.6 million and $1.5 million, respectively, operating income, net income and net income per share would have been approximately $31.2 million, $19.0 million and $0.55, respectively, for the nine months ended September 30, 1997.


(2) Net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from convertible preferred stock (using the if-converted method) and from stock options (using the modified treasury stock method).

         SUMMARY PRO FORMA FINANCIAL DATA OF PREMIERE AND XPEDITE

  The following table sets forth selected pro forma combined financial information for the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1997 giving effect to the Xpedite Merger using the pooling-of-interests method of accounting assuming a 1.25 exchange ratio and consummation of the Xpedite Merger as of the beginning of each period and the XSL Acquisition using the purchase method of accounting assuming consummation thereof as of January 1, 1996. The pro forma information is provided for informational purposes only and is not necessarily indicative of actual results that would have been achieved had the Xpedite Merger or the XSL Acquisition been consummated at the beginning of the periods presented or of future results. The selected pro forma combined financial information is derived from the pro forma condensed combined financial information incorporated by reference herein. This information should be read in conjunction with the historical financial statements of Premiere, Xpedite and XSL, including the respective notes thereto, incorporated by reference herein, and the unaudited pro forma financial information incorporated by reference herein. See "Available Information," and "Incorporation of Certain Documents by Reference,"

                                                                    NINE MONTHS
                                     YEAR ENDED DECEMBER 31,           ENDED
                               ----------------------------------- SEPTEMBER 30,
                                  1996        1995        1994         1997
                               ----------- ----------- ----------- -------------
                               (UNAUDITED) (UNAUDITED) (UNAUDITED)  (UNAUDITED)
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues....................   $348,508    $203,227    $160,565     $311,298
 Gross margin................    240,913     143,949     114,273      214,901
 Operating income (loss)(1)..     41,743     (37,076)     (6,988)     (17,556)
 Net income (loss)(1)........     18,831     (42,391)    (11,736)     (22,932)
 Pro forma net income (loss)
  attributable to common
  shareholders for primary
  earnings per share(2)......     18,802     (42,699)    (12,056)     (22,932)
Pro forma net income (loss)
 per common and common
 equivalent shares--
 primary(3)..................   $   0.48    $  (1.37)   $  (0.49)    $  (0.54)
Shares used in computing
 earnings per common and
 common equivalent shares--
 primary.....................     39,006      31,204      24,804       42,854
BALANCE SHEET DATA (AT PERIOD
 END):
 Cash, cash equivalents and
  investments................   $ 89,950    $ 20,835    $ 23,988     $187,886
 Working capital.............     49,493     (18,361)      3,938      111,231
 Total assets................    289,932     151,014      94,403      542,808
 Total debt..................     82,907      99,932      49,247      300,538
 Total shareholders' equity
  (deficit)..................    129,670     (12,755)     12,164       77,511

--------

(1) Excluding charges for purchased research and development, accrued settlement costs and restructuring and other special charges incurred by Premiere and Xpedite in the amounts of approximately $0, $0 and $6.7 million, respectively in 1994, and approximately $53.0, $2.5 and $0 million, respectively in 1995 and approximately $0, $1.3 and $0.0 million, respectively in 1996, operating income, net income and pro forma net income
    (loss) per share would have been, $(0.3) million, $(7.6) million and $(0.32), respectively for 1994, approximately $18.4 million, $13.1 million and $0.42, respectively for 1995, approximately $43.0 million, $19.6 million and $0.50, respectively for 1996. Excluding charges for restructuring and other special charges attributable to the Voice-Tel Acquisitions and the acquisition of VoiceCom and accrued settlement costs of $73.6 million and $1.5 million, respectively, operating income, net income and pro forma net income per share would have been approximately, $57.5 million, $30.6 million and $0.71, respectively, for the nine months ended September 30, 1997.

(2) Supplementary pro forma net income per share assuming the conversion of Premiere Preferred Stock and the retirement of notes payable for the year ended December 31, 1995 are not presented because the effect of the pro forma adjustments is immaterial.

(3) Pro forma net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from convertible preferred stock (using the if-converted method) and from stock options (using the modified treasury stock method). Fully diluted data is not presented as the effect is anti-dilutive or immaterial for all periods presented. Further, for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, net income per share was not calculated under the modified treasury stock method as the results were antidilutive. Accordingly, basic net income
    (loss) per share calculations were used for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the Common Stock. This Prospectus and the documents incorporated herein contain certain forward-looking statements which are inherently uncertain. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

INTEGRATION OF VOICE-TEL ACQUISITIONS

  In June 1997, the Company completed the acquisitions of the Voice-Tel Entities. Prior to the acquisitions, the Voice-Tel Entities operated approximately 210 POPs in five countries. VTE operated as a franchisor, and each of the approximately 100 Franchisees was independently owned and operated. The Company is in the process of consolidating these separate businesses by eliminating duplicative and unnecessary costs and merging them under common management. Potential challenges to the successful consolidation of the Voice-Tel Entities include, but are not limited to: (i) centralization and consolidation of financial, operational and administrative functions; (ii) consolidation of the service centers, network and work force; (iii) elimination of unnecessary costs; and (iv) realization of economies of scale. The Company is in the process of integrating Voice-Tel's service offerings, operations and systems with those of the Company, and therefore, the Voice-Tel integration plans may materially change in the future. Challenges to the successful integration of the Voice-Tel Entities include, but are not limited to: (i) localization of Premiere products; (ii) integration of the Premiere platform with the Voice-Tel network; (iii) cross-selling of products and services to the combined Company's customer base; (iv) integration of new personnel; and (v) compliance with regulatory requirements.

  Because of the size and fragmented nature of the facilities and businesses of the Voice-Tel Entities and the technical complexity of integrating the Company's products with those of Voice-Tel, the integration process is particularly complex and will place significant demands on the Company's management, engineering, financial and other resources. There can be no assurance that the Voice-Tel Entities will be successfully consolidated or integrated with the Company's operations on schedule or at all, that the Voice-Tel Acquisitions will result in sufficient net sales or earnings to justify the Company's investment therein or the expenses related thereto, or that operational synergies will develop. The successful consolidation of the Voice-Tel Entities and their integration into the Company's operations are critical to the Company's future performance, especially because the combined revenues for the Voice-Tel Entities approximated 45.0% and 42.0% of the Company's revenues in fiscal year 1996 and the nine months ended September 30, 1997, respectively. Failure to successfully consolidate and integrate the Voice-Tel Entities or to achieve operating synergies would have a material adverse effect on the Company's business, financial condition and results of operations.

  In connection with the Voice-Tel Acquisitions, the Company took a pre-tax charge in the second quarter of 1997 of approximately $45.4 million, consisting of transaction expenses and restructuring and related costs attributable to the Voice-Tel Acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring and Other Special Charges." The amount of the charge is based on the Company's current estimate as to the amount of the costs and expenses that will be incurred. There can be no assurance that the actual amount of the costs and expenses incurred will not exceed such estimate. If the actual amount of the costs and expenses exceeds the Company's estimate, the Company may take additional charges in the future. In addition, the Company has recorded approximately $14.8 million of goodwill and other intangible assets in connection with the Voice-Tel Acquisitions. The Company is amortizing the goodwill on a straight-line basis over 40 years, and the Company believes the useful life of the Voice-Tel Entities to be at least 40 years. If the amortization period is accelerated due to a reevaluation of the useful life of the Voice-Tel Entities or otherwise, amortization expense may initially increase on a quarterly basis or require a write-down of the goodwill. An increase in the rate of amortization of goodwill or future write-downs and restructuring charges could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The market for the Company's services is intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to increase in the future. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than the Company. The Company believes that existing competitors are likely to expand their service offerings and that new competitors are likely to enter the personal communications market and to attempt to integrate such services, resulting in greater competition for the Company. Such competition could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company attempts to differentiate itself from its competitors by offering an integrated suite of enhanced personal communications services. Other providers currently offer each of the individual services and certain combinations of the services offered by the Company. The Company's worldwide mobile communications services and features compete with services provided by companies such as AT&T Corp. ("AT&T"), MCI Communications Corp. ("MCI") and Sprint Corp. ("Sprint") as well as smaller interexchange long distance providers. The Company's voice mail services, including those acquired in the Voice-Tel Acquisitions and the VoiceCom acquisition, compete with voice mail services provided by AT&T, certain regional Bell Operating Companies ("RBOCs") and other service bureaus as well as by equipment manufacturers, such as Octel Communications Corporation ("Octel"), Northern Telecom, Inc. ("Northern Telecom"), Siemens Business Communications Systems, Inc. ("Siemens"), Centigram Communications Corporation ("Centigram"), Boston Technology, Inc. ("Boston Technology") and Digital Sound Corporation ("Digital Sound"). The Company's enhanced travel, concierge, news and e-mail services compete with services provided by America Online, Inc. ("America Online"), Prodigy Services Co. ("Prodigy") and numerous Internet service providers. The Company's paging services compete with paging services offered by companies such as AT&T and MCI.

  The Company's Orchestrate service, which will be marketed during the first quarter of 1998, is expected to compete with products offered by companies such as Octel, Microsoft Corp. ("Microsoft"), Novell, Inc. ("Novell"), Lucent Technologies, Inc. ("Lucent") and numerous other entities. In addition, the number of companies offering call center technology, including AT&T, MCI and Lucent, has grown dramatically over the past few years, primarily in response to major outsource initiatives and significantly lower technology costs. The Company expects that other parties will develop and implement information and telecommunications service platforms similar to its platform, thereby increasing competition for the Company's services. For example, Octel and Microsoft recently announced a service, called "Unified Messenger," which places all voice mail, e-mail and fax messages in a single mailbox accessible by computer or telephone.

  Premiere recently entered into the Merger Agreement with Xpedite and Acquisition Sub. Through the proposed Xpedite Merger, Premiere plans to offer enhanced fax and message delivery services ("Enhanced Fax Services"). See "Prospectus Summary -- Recent Developments -- Xpedite Systems, Inc.," " --
 Risks That Xpedite Merger Will Not Close" and " -- Risks Associated with Expansion of Enhanced Fax Services." Xpedite's fax communication services currently compete with services provided by each of AT&T, MCI and Sprint, and many of the national postal, telephone and telegraph companies ("PTTs") around the world. Neither Premiere nor Xpedite can predict whether AT&T, MCI, Sprint, any Internet service provider or PTT or any other competitor will expand its fax communications services business, and there can be no assurance that these or other competitors will not commence or expand their businesses. Moreover, Xpedite's receiving, queuing, routing and other systems logic and architecture are not proprietary to Xpedite and as a result, there can be no assurance that such information will not be acquired or duplicated by Xpedite's existing and potential competitors. Generally, Xpedite does not typically have long-term contractual agreements with its customers and there can be assurance that its customers will continue to transact business with Premiere in the future. In addition, even if there is continued growth in the use of electronic document distribution services, there can be no assurance that potential customers will not elect to use their own equipment to fulfill their needs for electronic document distribution services. There also can be no assurance that customers will not elect to use alternatives to Xpedite's electronic document distribution services, including the Internet, to carry such customers' communications or that companies offering such alternatives will not develop product features or pricing which are more attractive to customers than those currently offered by Xpedite.

  Furthermore, on February 8, 1996, President Clinton signed into law the Telecommunications Act of 1996, as amended (the "1996 Act"), which allows local exchange carriers ("LECs"), including the RBOCs, to provide long distance telephone service between Local Access and Transport Areas ("LATAs"), which will likely significantly increase competition for long distance services. The new legislation also grants the Federal Communications Commission (the "FCC") the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of an integrated suite of information and telecommunications services by regulated entities, including the RBOCs, in competition with the Company. Such increased competition could have a material adverse effect on the Company's business, financial condition and results of operations.

  Telecommunications companies compete for consumers based on price, with major long distance carriers conducting extensive advertising campaigns to capture market share. There can be no assurance that a decrease in the rates charged for communications services by the major long distance carriers or other competitors, whether caused by general competitive pressures or the entry of the RBOCs and other LECs into the long distance market, would not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company expects that the information and telecommunications services markets will continue to attract new competitors and new technologies, possibly including alternative technologies that are more sophisticated and cost effective than the technology of the Company. The Company does not have the contractual right to prevent its Premiere WorldLink subscribers from changing to a competing network, and the Company's subscribers may generally terminate their service with the Company at will. See "Business -- Competition."

DEPENDENCE ON KEY MANAGEMENT AND PERSONNEL

  The Company's success is largely dependent upon its executive officers and other key personnel, the loss of one or more of whom could have a material adverse effect on the Company. The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of Boland
T. Jones, Chairman and President, and certain other key executives. Mr. Jones has entered into an employment agreement with the Company which expires in December 1999, and the Company maintains key man life insurance on Mr. Jones in the amount of $3.0 million. See "Management." D. Gregory Smith, a co-founder of the Company, recently resigned as director, Executive Vice President and Assistant Secretary of the Company and as a director and officer of PCI and certain other subsidiaries of the Company. See "Prospectus Summary -- Recent Developments -- Additions and Changes to Management."

  The Company also believes that to be successful it must hire and retain highly qualified engineering and product development personnel. Competition in the recruitment of highly qualified personnel in the information and telecommunications services industry is intense. The inability of the Company to locate, hire and retain such personnel may have a material adverse effect on the Company. No assurance can be given that the Company will be able to retain its key employees or that it will be able to attract qualified personnel in the future.

ABILITY TO MANAGE GROWTH; ACQUISITION RISKS

  The Company continually evaluates acquisition opportunities and, as a result, frequently engages in acquisition discussions, conducts due diligence activities in connection with possible acquisitions, and, where appropriate, engages in acquisition negotiations. The Company has experienced substantial growth in revenue and personnel in recent years, particularly in 1997. A substantial portion of such growth has been accomplished through acquisitions, including the Voice-Tel Acquisitions and the VoiceCom acquisition. The Company's growth has placed significant demands on all aspects of the Company's business, including its administrative, technical and financial personnel and systems. Additional expansion by the Company, including the proposed

Xpedite Merger, may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support expansion of the Company's operations. The Company's future operating results will substantially depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its technical, administrative, financial control and reporting systems. If the Company is unable to respond to and manage changing business conditions, then the quality of the Company's services, its ability to retain key personnel and its results of operations could be materially adversely affected. At certain stages of growth in network usage, the Company is required to add capacity to its computer telephony platform and its digital central office switches and will need to continually add capacity to its frame relay and local voice messaging network, thus requiring the Company continuously to attempt to predict growth in its network usage and add capacity accordingly. Difficulties in managing continued growth, including difficulties in predicting the growth in network usage, could have a material adverse effect on the Company's business, financial condition and results of operations.

  Acquisitions, including the proposed Xpedite Merger, also involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns, entering markets in which Premiere has little or no direct prior experience and the potential loss of key employees of the acquired company. Premiere is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

  Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the assumption of known and unknown liabilities, the write-off of software development costs and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. For example, the Voice-Tel Entities and VoiceCom established reserves for certain potential tax liabilities that management believes to be adequate based on certain assumptions which management believes are reasonable. If, however, such assumptions prove to be incorrect and the potential liabilities ultimately exceed established reserves, the Company's business, financial condition and results of operations could be materially adversely affected. The Company has taken, and in the future may take, charges in connection with acquisitions. In connection with the Voice-Tel Acquisitions and the VoiceCom acquisition, the Company took pre-tax charges of approximately $45.4 million during the second quarter of 1997 and $28.2 million during the third quarter of 1997, respectively. The Company may take additional charges in connection with future acquisitions. There can be no assurance that the costs and expenses incurred will not exceed the estimates upon which such charges are based.

RISK THAT XPEDITE MERGER WILL NOT CLOSE

  The Company recently entered into the Merger Agreement with Xpedite and Acquisition Sub. Subject to the terms and conditions of the Merger Agreement, Acquisition Sub will merge with and into Xpedite, which will be the surviving corporation in the Merger and, as a result thereof, will become a wholly-owned subsidiary of Premiere. Under the terms of the Merger Agreement, shares of Xpedite Common Stock will be exchanged for a number of shares of Premiere Common Stock based on an exchange ratio equal to $34 divided by the average trading price of Premiere Common Stock prior to closing. The maximum exchange ratio under the Merger Agreement is 1.25 shares of Premiere Common Stock for each share of Xpedite Common Stock and the minimum exchange ratio is 0.867 shares of Premiere Common Stock for each share of Xpedite Common Stock. The closing of the Xpedite Merger is not scheduled to occur until after this Offering. Consummation of the Xpedite Merger is subject to various conditions, including, among other matters: (i) adoption of the Merger Agreement by the requisite vote of the holders of Xpedite Common Stock; (ii) approval of the issuance of shares of Premiere Common Stock pursuant to the Merger Agreement by the requisite vote of the holders of Premiere Common Stock and Premiere Preferred Stock, voting as a single class; (iii) consummation of the XSL Acquisition; (iv) satisfaction of applicable antitrust requirements; (v) receipt by Premiere and Xpedite of an opinion of Alston & Bird dated as of the effective time of the Xpedite Merger relating to certain tax matters; and (vi) satisfaction of certain other usual and customary closing conditions. In addition, the Merger Agreement may be terminated under certain circumstances by the board of directors of Xpedite if the actual average trading price of Premiere Common Stock is less than $24 per share, unless Premiere elects to increase the exchange ratio as provided in the Merger Agreement. Premiere cannot predict whether the Merger Agreement will be acceptable to Xpedite's or Premiere's shareholders, whether the XSL Acquisition will be consummated or whether necessary approvals will be obtained or any other condition precedent to such transaction will be satisfied. There can be no assurance that the conditions to closing the Xpedite Merger will be fulfilled or that the Company will complete the Xpedite Merger. See "Prospectus Summary -- Recent Developments -- Xpedite Systems, Inc."

RELIANCE ON AMWAY AND CERTAIN OTHER RELATIONSHIPS

  Historically, the Voice-Tel Entities have relied on sales through Amway Corporation ("Amway") for a substantial portion of their revenue. Such sales accounted for approximately 27.5%, 23.7% and 21.9% of the Company's revenue for 1995, 1996 and the nine months ended September 30, 1997, respectively. Amway's relationship with VTE commenced in 1990 when VTE began managing the voice messaging operations previously conducted by Amway's subsidiary, Amvox, Inc. ("Amvox"). VTE subsequently acquired and franchised the former Amvox service centers from Amway in exchange for an equity interest in VTE. Amway later invested in the development of the private frame relay digital messaging network through VTN. As a result of these transactions, Amway also became the single largest equity holder in VTE and VTN. VTE and Amway have entered into a service and reseller agreement (the "Amway Agreement") providing, among other things, for the sale by VTE of voice messaging and network transmission services on an exclusive basis to Amway in the United States, Canada, New Zealand and Australia for resale by Amway to its independent distributors under the "Amvox" tradename. The Amway Agreement does not bind the Amway distributors, who are free to acquire messaging services from alternative vendors. The Amway Agreement may be canceled by either party upon 180 days prior written notice or upon shorter notice in the event of a breach. The Amway Agreement does not prohibit VTE from continuing to provide voice messaging and network transmission services to Amway's distributors following termination of the Amway Agreement. However, in the event that Amway recommended a voice messaging and network transmission services provider other than the Company, there can be no assurance that Amway's distributors would not follow such recommendation. Amway intends to sell a significant portion of the Common Stock that it acquired in the Voice-Tel Acquisitions in this Offering. See "Principal and Selling Shareholders." Such sale will decrease Amway's interest in the Company and may increase the possibility that Amway will recommend a voice messaging and network transmission services provider other than the Company. There can be no assurance that the Company's relationship with Amway and the Amway distributors will continue at historical levels or at all, nor can there be any assurance of long-term price protection for services provided to Amway. Loss or diminution in the Amway relationship, or a decrease in average sales price without an offsetting increase in volume, could have a material adverse effect on the Company's business, financial condition and results of operations.

  In September 1997, Premiere entered into an agreement with Digitec 2000, Inc. ("Digitec") pursuant to which Digitec will act as a distributor to market and sell prepaid telephone cards. Under the terms of such agreement, Digitec agreed, starting January 1, 1998, to sell cards with a retail value of at least $4 million each month. In the event that Digitec has not sold all of the cards by August 31, 1998, Digitec will be obligated to pay Premiere an amount equal to the retail value of the unsold cards less commissions that would have been payable on such cards. No assurance can be given that Digitec will be able to sell the amount of cards that it is obligated to sell under the terms of such agreement or, in the event that Digitec is unable to do so, that Digitec will have the financial resources available to it to make the payment required on August 31, 1998 under such agreement.

TECHNOLOGICAL CHANGE; RISK OF OBSOLESCENCE; DEPENDENCE ON NEW SERVICES

  The market for the Company's services is characterized by rapid technological change, frequent new product introductions and evolving industry standards. The Company's future success will depend in significant part on its ability to anticipate industry standards, continue to apply advances in technologies, enhance its current services, develop and introduce new services in a timely fashion, enhance its software and its computer telephony platform and compete successfully with products and services based on evolving or new technologies. The Company expects new products and services, and enhancements to existing products and services, to be developed and introduced which will compete with the services offered by the Company. Among the new and evolving technologies with which the Company expects to compete are notebook computers equipped with sound cards, fax modems and cellular modems, portable Internet appliances which would allow connection to the Internet over wireless networks and personal digital assistants with enhanced communications features. In addition, aspects of the Company's Orchestrate product line, which will be marketed to customers during the first quarter of 1998, is expected to compete within markets where larger companies are working to provide a unified messaging solution. The Company is also aware that products currently exist which provide text-to-voice e-mail conversion and "call connect/call screening" services.

  Premiere recently entered into the Merger Agreement with Xpedite and Acquisition Sub. Through the proposed Xpedite Merger, Premiere plans to offer Enhanced Fax Services. See "Prospectus Summary -- Recent Developments --
 Xpedite Systems, Inc.", "-- Risk that Xpedite Merger Will Not Close" and "-- Risks Associated with Expansion of Enhanced Fax Services." Technological advances may result in the availability of new services, products or methods of electronic document delivery that could compete with the electronic document distribution services currently provided by Premiere and Xpedite or decrease the cost of existing products or services which could enable Premiere's and/or Xpedite's established or potential customers to meet their own needs for electronic document distribution services more cost efficiently than through the use of Premiere or Xpedite or in the future through the use of the combined company's services. In addition, Premiere may experience difficulty integrating incompatible systems of acquired businesses into its network. There can be no assurance that Premiere will not be materially adversely affected in the event of such technological change or difficulty, or that changes in technology will not enable additional companies to offer services which could replace, or be more cost-effective than, some or all of the services offered now by Premiere or Xpedite or in the future by the combined company.

  The Voice-Tel Acquisitions constitute a significant investment by the Company in a frame relay network architecture. Alternative architectures currently exist, and technological advances may result in the development of additional network architectures. There can be no assurance that the telecommunications industry will not standardize on a protocol other than frame relay or that the Company's frame relay architecture will not become obsolete. Such events would require the Company to invest significant capital in upgrading or replacing its frame relay network and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company must continually introduce new products in response to evolving industry standards and customer demands for enhancements to the Company's existing products. One such new product is Orchestrate, which is operational and has been available in limited release. Orchestrate will be marketed to customers through certain of the Company's strategic partners such as CompuServe and USA.NET, Inc. ("USA.NET") beginning in the first quarter of 1998. The Company anticipates commencing direct marketing of the Orchestrate product through print advertising and other channels during the second quarter of 1998. The Company believes that its competitors have not yet developed a publicly available network-based product which incorporates all of the functionalities of Orchestrate, although the Company's competitors have developed products which offer some, but not all, of the bundled services offered through Orchestrate . There can be no assurance that: (i) the Company will be successful in developing and marketing service enhancements or new services that respond to these or other technological changes or evolving industry standards; (ii) the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its services, including Orchestrate; or (iii) its new services and the enhancements thereto, including Orchestrate, will adequately meet the requirements of the marketplace and achieve market acceptance. Delays in the introduction of new services, the inability of the Company to develop such new services or the failure of such services to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF MARKET ACCEPTANCE OF COMPUTER TELEPHONY

  The Company's future success depends upon the market acceptance of its existing and future computer telephony product lines and services. Computer telephony integrates the functionality of telephones and computers and thus represents a departure from standards for information and telecommunications services. Market acceptance of computer telephony products and services generally requires that individuals and enterprises accept a new way of exchanging information. The Company believes that broad market acceptance of its computer telephony product lines and services will depend on several factors, including ease of use, price, reliability, access and quality of service, system security, product functionality and the effectiveness of strategic marketing and distribution relationships. There can be no assurance that the Company's computer telephony products will achieve broad market acceptance or that such market acceptance will occur at the rate which the Company currently anticipates. A decline in the demand for, or the failure to achieve broad market acceptance of, the Company's computer telephony product lines and services would have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED PROTECTION OF PROPRIETARY RIGHTS AND TECHNOLOGY

  The Company relies primarily on a combination of intellectual property laws and contractual provisions to protect its proprietary rights and technology. These laws and contractual provisions provide only limited protection of the Company's proprietary rights and technology. The Company's proprietary rights and technology include confidential information and trade secrets which the Company attempts to protect through confidentiality and nondisclosure provisions in its licensing, services, reseller and distribution agreements. The Company typically attempts to protect its confidential information and trade secrets through these contractual provisions for the term of the applicable agreement and, to the extent permitted by applicable law, for some negotiated period of time following termination of the agreement, typically one to two years at a minimum. In addition, Premiere has three patent applications pending and nine trademark or service mark registrations pending. Premiere has two registered service marks. Voice-Tel has been issued two U.S. patents and has one U.S. patent application pending. Voice-Tel also has five registered U.S. trademarks or service marks and approximately 40 foreign trademark or service mark registrations or pending applications. VoiceCom has two registered U.S. trademarks and one registered foreign trademark. Despite the Company's efforts to protect its proprietary rights and technology through intellectual property laws and contractual provisions, unauthorized parties may attempt to copy aspects of the Company's software or services or to obtain and use information that the Company regards as proprietary. Although the Company is not aware of any current or previous infringement on its proprietary rights and technology, there can be no assurance that the Company's means of protecting its proprietary rights and technology will be adequate or that the Company's competitors will not independently develop similar technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as the laws of the U.S. See "Business -- Proprietary Rights and Technology."

RISKS OF INFRINGEMENT CLAIMS

  Many patents, copyrights and trademarks have been issued in the general areas of information and telecommunications services and computer telephony. The Company believes that in the ordinary course of its business third parties will claim that the Company's current or future products or services infringe the patent, copyright or trademark rights of such third parties. No assurance can be given that actions or claims alleging patent, copyright or trademark infringement will not be brought against the Company with respect to current or future products or services, or that, if such actions or claims are brought, the Company will ultimately prevail. Any such claiming parties may have significantly greater resources than the Company to pursue litigation of such claims. Any such claims, whether with or without merit, could be time consuming, result in costly litigation, cause delays in introducing new or improved products and services, require the Company to enter into royalty or licensing agreements, or cause the Company to discontinue use of the challenged technology, tradename or service mark at potentially significant expense to the Company associated with the marketing of a new name or the development or purchase of replacement technology, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Proprietary Rights and Technology."

  In February 1997, the Company entered into a long-term nonexclusive license agreement with AudioFAX IP LLC ("AudioFAX") settling a patent infringement suit filed by AudioFAX in June 1996. In the third quarter of 1996, the Company took a one-time charge for the estimated legal fees and other costs that the Company expected to incur to resolve this matter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In September 1997, VoiceCom also entered into a long-term nonexclusive license agreement with AudioFAX.

  In July 1996, Xpedite received a letter from counsel for AudioFAX, which informed Xpedite that AudioFAX is the owner of certain U.S. and Canadian patents relevant to the fax processing business entitled "Facsimile Telecommunications Systems and Methods" (the "Patents"), and inquired as to Xpedite's interest in obtaining a license to use the Patents. Xpedite has reviewed the Patents, obtained certain legal opinions with respect to the Patents and concluded that it is not necessary to obtain a license to the Patents. AudioFAX has continued to pursue the licensing of the Patents by Xpedite. Xpedite's management cannot predict the outcome of this matter, including but not limited to whether or not AudioFAX will commence a lawsuit against Xpedite in order to induce Xpedite to enter into a license to use the Patents. There can be no assurance that the resolution of such matter will not have a material adverse effect on Xpedite's business, financial condition and results of operations.

UNCERTAINTY OF STRATEGIC RELATIONSHIPS

  A principal element of the Company's strategy is the creation and maintenance of strategic relationships that will enable the Company to offer its services to a larger customer base than the Company could otherwise reach through its direct marketing efforts. The Company has experienced growth in its existing strategic relationships during 1996 and 1997 and has entered into or initiated new strategic relationships with several companies, including WorldCom, American Express and CompuServe. Although the Company intends to continue to expand its direct marketing channels, the Company believes that strategic partner relationships may offer a potentially more effective and efficient marketing channel. Consequently, the Company's success depends in part on the ultimate success of these relationships and on the ability of these strategic partners to market the Company's services effectively. Failure of one or more of the Company's strategic partners to successfully develop and sustain a market for the Company's services, or the termination of one or more of the Company's relationships with a strategic partner, could have a material adverse effect on the Company's overall performance. The telecommunications industry is experiencing rapid consolidation. Recently WorldCom, which is a strategic partner of the Company, announced a proposal to acquire MCI, which competes with the Company with respect to certain services. Consolidation in the communications industry, including consolidations involving the Company's customers and strategic partners, could have a material adverse effect on the Company's business, financial condition and results of operations.

  In November 1996, the Company entered into a strategic alliance agreement with WorldCom, the fourth largest long distance carrier in the United States, whereby WorldCom is required, among other things, to provide the Company with the right of first opportunity to provide certain enhanced computer telephony services for a period of at least 25 years. In connection with this agreement, the Company issued to WorldCom 2,050,000 shares of Common Stock valued at approximately $25.2 million (based on an independent appraisal) and paid WorldCom $4.7 million in cash. The Company recorded the value of this agreement as an intangible asset. While the Company believes that the intangible asset will be recovered over the life of the agreement, this recoverability is dependent upon the success of the strategic relationship. The Company will continually evaluate the realizability of the intangible asset recorded, and there can be no assurance that future evaluations will not require a write-down of this asset.

  Although the Company views its strategic relationships as a key factor in its overall business strategy and in the development and commercialization of its services, there can be no assurance that its strategic partners view their relationships with the Company as significant for their own businesses or that they will not reassess their commitment to the Company in the future. The Company's arrangements with its strategic partners do not always establish minimum performance requirements for the Company's strategic partners, but instead rely on the voluntary efforts of these partners in pursuing joint goals. Certain of these arrangements prevent the Company from entering into strategic relationships with other companies in the same industry as the Company's strategic partners, either for specified periods of time or while the arrangements remain in force. In addition, even when the Company is without contractual restriction, it may be restrained by business considerations from pursuing alternative arrangements. The ability of the Company's strategic partners to incorporate the Company's services into successful commercial ventures will require the Company, among other things, to continue to successfully enhance its existing services and develop new services. The Company's inability to meet the requirements of its strategic partners or to comply with the terms of its strategic partner arrangements could result in its strategic partners failing to market the Company's services, seeking alternative providers of communications and information services or canceling their contracts with the Company, any of which could have a material adverse impact on the Company's business, financial condition and results of operations. See "Business -- Sales, Marketing and Distribution."

DEPENDENCE ON LICENSING AND STRATEGIC RELATIONSHIPS

  The Company has licensing relationships with companies that have chosen to outsource part or all of their communications card services to Premiere. License fees accounted for approximately 7.0% of Premiere's revenues in 1996 and 11.6% of Premiere's revenues during the nine months ended September 30, 1997. One licensee, Communications Network Corporation ("CNC"), accounted for approximately 19.6% of Premiere's 1996 license fees and approximately 1.4% of the Company's total 1996 revenues. On August 6, 1996, CNC was placed into bankruptcy under Chapter 11 of the United States Bankruptcy Code. CNC owed the Company approximately $627,000 as of December 31, 1996. However, CNC's transmission provider, WorldCom Network Services, Inc., d/b/a WilTel, is also obligated to pay this amount to the Company. In addition, WorldCom accounted for approximately 43.5% of the Company's 1996 license fees and approximately 3.0% of the Company's total 1996 revenues, and approximately 69.5% of the Company's license fees and 8.1% of the Company's total revenues for the nine months ended September 30, 1997. The Company believes that through a combination of new licensing agreements, the strategic alliance agreement with WorldCom and increased revenues from existing licensees, the Company has replaced all of the anticipated CNC revenue.

  The Company intends to increase its number of licensees and its licensee transaction volume in the future. The Company's success depends in part upon the ultimate success or failure of its licensees. The telecommunications industry is intensely competitive and rapidly consolidating. The majority of companies that have chosen to outsource communications card services to Premiere are small or medium-sized telecommunications companies that may be unable to withstand the intense competition in the telecommunications industry. Licensees that ceased doing business with Premiere due to financial difficulties contributed in the aggregate approximately $2.9 million of Premiere's 1996 revenues. Although the Company was able to add new licensees in 1996 and the first three quarters of 1997, there can be no assurance that the failure of one or more of the Company's licensees to develop and sustain a market for the Company's services, or termination of one or more of the Company's licensing relationships, will not have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Upon completion of this Offering, the Company will have outstanding 33,960,277 shares of Common Stock (including 402,748 of Exchangeable Shares, which are convertible at any time into a like number of shares of Common Stock, and of which 72,908 are being converted and sold in this Offering). Of these shares, approximately 21,101,000 shares of Common Stock are freely transferable without restriction or limitation under the Securities Act. The remaining shares (approximately 12,859,000 shares) are "restricted securities"

("the Restricted Shares") within the meaning of Rule 144 ("Rule 144") adopted under the Securities Act. Approximately 7,032,000 Restricted Shares will be immediately eligible for sale in the public market pursuant to Rule 144. Beginning on April 30, 1998 and September 30, 1998, approximately 5,381,000 additional shares and approximately 446,000 additional shares, respectively, will be eligible for sale pursuant to Rule 144, subject to the volume, manner of sale and notice requirements of Rule 144.

  As of December 15, 1997, options and warrants to purchase an aggregate of approximately 7,154,000 shares of Common Stock are outstanding, of which options and warrants to purchase approximately 3,389,000 shares of Common Stock are vested and immediately exercisable. Substantially all of the shares issuable upon the exercise of outstanding options and warrants will be eligible for resale, if and when issued, under Rule 701 adopted under the Securities Act or pursuant to Registration Statements on Form S-8.

  On September 26, 1997, the Company filed a shelf registration statement on Form S-3 with respect to the Convertible Notes, which may convert into a maximum of approximately 5,227,000 shares of Common Stock at any time prior to final maturity at a conversion price of $33.00 per share, subject to adjustment. The Common Stock issuable upon conversion of the Convertible Notes will be registered under the Securities Act and will be, if and when issued, freely tradeable.

  The holders of approximately 9,589,000 shares of Common Stock and their permitted transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act.

  Prior to the Company's initial public offering in March 1996, the Company granted certain registration rights to holders of convertible preferred stock and warrants. Although these contractual rights remain in force, the shares subject to such registration rights may be freely disposed of pursuant to Rule 144 under the Securities Act.

  Subsequent to the Company's initial public offering, the Company has granted registration rights in connection with the Company's execution of a strategic alliance agreement with WorldCom, and the Company's acquisitions of TeleT, the Voice-Tel Entities and VoiceCom. In each of these instances, the Company is required to notify the holders of the Company's intent to register any of its Common Stock under the Securities Act and allow such holders an opportunity to include their shares of Common Stock in the Company's registration; provided, however, that: (i) with respect to WorldCom and VoiceCom such notice must be given only if the Company intends to register and sell newly issued shares;
(ii) with respect to CMG@Ventures, L.P. ("CMG"), such notice must be given only if 20% of the shares held by CMG remain outstanding; and (iii) with respect to the former owners of the Voice-Tel Entities, such notice must be given only until April 30, 1998. These registrations rights are subject to certain limitations and restrictions, including the right of the underwriters of an underwritten offering to limit the number of shares offered in such registration if such underwriter determines that the number of shares requested to be registered cannot be underwritten.

  WorldCom has a one-time right to require the Company to file a registration statement under the Securities Act, provided that such request is made: (i) between November 13, 1998 and November 13, 1999; or (ii) within 60 days from the date of a change in control of Premiere, the termination of either Boland
T. Jones or D. Gregory Smith as executive officers or the termination of the strategic alliance agreement with WorldCom if the events described in clause
(ii) occur prior to November 13, 1999. WorldCom currently has the right to require the Company to file a registration statement under the Securities Act as a result of Mr. Smith's resignation. See "Prospectus Summary -- Recent Developments -- Additions and Changes to Management." In addition, the registration must be with respect to such minimum number of shares of Common Stock having an aggregate proposed offering price equal to $10.0 million.

  With respect to the former owners of the Voice-Tel Entities, such persons collectively have the one-time demand right to require the Company to use all reasonable efforts to file a registration statement under the Securities Act, provided that (i) such request must be initiated by an Amway entity or holders of 10% or more of the Registrable Securities (as defined) and (ii) such one-time demand must be made after July 15, 1997 and before the nine-month anniversary of the closing of the VTE Acquisitions. The registration statement which includes this Prospectus was filed pursuant to the exercise of such rights by the Voice-Tel holders. In addition, the Company has agreed to file a shelf registration statement (the "Voice-Tel Shelf") as soon as practicable following December 15, 1997 to include any shares of Common Stock then held by the former owners of the Voice-Tel Entities. These shareholders may include up to approximately 5.4 million shares in the Voice-Tel Shelf. The Company has exercised certain contractual rights to postpone this requirement for up to 90 days.

  The shares of Premiere Common Stock to be issued in connection with the Xpedite Merger will be registered under the Securities Act and, unless issued to affiliates of Xpedite as of the date of the Xpedite stockholders meeting to consider the Xpedite Merger, will be freely transferable without restriction or limitation under the Securities Act.

  For a period of three months commencing 30 days after financial results covering at least 30 days of combined operations of Premiere and Xpedite have been published, each person who is precluded by the Securities Act from selling or disposing of all of their shares of Premiere Common Stock received in the Xpedite Merger within one calendar quarter (a "Large Stockholder") will have a one-time right to require Premiere to file a registration statement under the Securities Act relating to all or part of their registrable securities (an "Xpedite Demand Registration"). Premiere is obligated to use its commercially reasonable efforts to effect an Xpedite Demand Registration as soon as reasonably practical after the request is made, except that Premiere has the right, under certain circumstances, to delay the effective date of a registration statement or any sales thereunder for a period not to exceed 120 days from the date of the request for registration. In addition, Premiere is not obligated to effect an Xpedite Demand Registration (i) for less than one million shares or (ii) within three months of a Large Stockholder selling any registrable securities pursuant to an Xpedite Piggyback Registration (defined below). Unless Premiere shall otherwise consent, any offering pursuant to an Xpedite Demand Registration shall be underwritten and Premiere shall select the underwriters and any additional investment bankers to be used.

  If Premiere proposes to file a registration statement under the Securities Act with respect to an offering for Premiere's own account or for the account of any holders of Premiere Common Stock other than the Large Stockholders, any Large Stockholder may request registration under the Securities Act of all or part of its Registrable Securities on the same terms and conditions as Premiere or such other holders of Premiere Common Stock (an "Xpedite Piggyback Registration"). In the case of an Xpedite Piggyback Registration, Premiere has the right to terminate or withdraw any registration undertaken by it prior to the effectiveness of such registration whether or not any Large Stockholder has elected to include registrable securities in such registration.

  No prediction can be made as to the effect, if any, that the availability of additional shares for sale will have on the market prices of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices of the Common Stock and the ability of the Company to raise equity capital in the future. See "Shares Eligible for Future Sale."

POTENTIAL ADVERSE IMPACT OF PENDING LITIGATION

  In the ordinary course of its business, the Company is subject to claims and litigation from third parties alleging that the Company's products and services infringe the patents, trademarks and copyrights of such third parties. See "Business -- Proprietary Rights and Technology." The Company has several litigation matters pending not involving infringement claims, described under "Business -- Legal Proceedings," which the Company is defending vigorously. Due to the inherent uncertainties of the litigation process and the judicial system, the Company is unable to predict the outcome of such litigation matters. If the outcome of one or more of such matters is adverse to the Company, it could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Proprietary Rights and Technology" and "-- Legal Proceedings."

DEPENDENCE ON SWITCHING FACILITIES AND COMPUTER TELEPHONY PLATFORMS; DAMAGE, FAILURE AND DOWNTIME

  The Company currently maintains switching facilities and computer telephony platforms in Atlanta, Georgia, Dallas, Texas and London, England. The Company's network service operations are dependent upon its ability to protect the equipment and data at its switching facilities against damage that may be caused by fire, power loss, technical failures, unauthorized intrusion, natural disasters, sabotage and other similar events. The Company has taken precautions to protect itself and its subscribers from events that could interrupt delivery of the Company's services. These precautions include physical security systems, uninterruptible power supplies, on-site power generators, upgraded backup hardware and fire protection systems. The Company's network is further designed such that the data on each network server is duplicated on a separate network server. Notwithstanding such precautions, and although the Company has not experienced any significant downtime of its network in the last three years due to technical failures, natural disasters or similar events, there can be no assurance that a fire, act of sabotage, technical failure, natural disaster or a similar event would not cause the failure of a network server and its backup server, other portions of the Company's network or one of the switching facilities as a whole, thereby resulting in an interruption of the Company's services. Such an interruption could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company maintains business interruption insurance providing for aggregate coverage of approximately $10.8 million per policy year, there can be no assurance that the Company will be able to maintain its business interruption insurance, that such insurance would continue to be available at reasonable prices or that such insurance would be sufficient to compensate the Company for losses it experiences due to the Company's inability to provide services to its subscribers.

FACTORS AFFECTING OPERATING RESULTS; POTENTIAL FLUCTUATIONS IN QUARTERLY
RESULTS

  The Company's operating results have varied significantly in the past and may vary significantly in the future. Special factors that may cause the Company's future operating results to vary include: (i) the unique nature of strategic relationships into which the Company may enter in the future; (ii) changes in operating expenses resulting from such strategic relationships and other factors; (iii) the continued acceptance of the Company's licensing program; (iv) the financial performance of the Company's licensees; (v) the timing of new service announcements; (vi) market acceptance of new and enhanced versions of the Company's services; (vii) potential acquisitions;
(viii) changes in legislation and regulation that may affect the competitive environment for the Company's communications services; and (ix) general economic and seasonal factors.

  In the future, revenues from the Company's strategic relationships may become an increasingly significant portion of the Company's total revenues. Due to the unique nature of each strategic relationship, these relationships may change the Company's mix of expenses relative to revenues.

  Quarterly revenues are difficult to forecast because the market for the Company's services is rapidly evolving. The Company's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, the Company may be unable or unwilling to reduce expenses proportionately and operating results would likely be adversely affected. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the market price of the Company's Common Stock will likely be materially adversely affected.

RISK OF SOFTWARE FAILURES OR ERRORS

  The software developed and utilized by the Company in providing its services may contain undetected errors. Although the Company engages in extensive testing of its software prior to introducing the software onto its network, there can be no assurance that errors will not be found in the software after the software goes into use. Any such error may result in partial or total failure of the Company's network, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, and loss of revenue because of the inability of subscribers to use Premiere's network or the cancellation by subscribers of their service with Premiere, any of which could have a material adverse effect on the Company. The Company maintains technology errors and omissions insurance coverage of $10.0 million per policy aggregate.

DEPENDENCE UPON TELECOMMUNICATION PROVIDERS; NO GUARANTEED SUPPLY

  The Company does not own a transmission network and, accordingly, depends on WorldCom, LCI International Telecom Corp. ("LCI"), MCI, Sprint and other facilities-based and non-facilities based carriers for transmission of its subscribers' long distance calls. These long distance telecommunications services generally are procured pursuant to supply agreements for terms of three to five years, subject to earlier termination in certain events. Certain of these agreements provide for minimum purchase requirements. Further, the Company is dependent upon LECs for call origination and termination. If there is an outage affecting one of the Company's terminating carriers, the Company's platform automatically switches calls to another terminating carrier if capacity is available. The Company has not experienced significant losses in the past due to interruptions of service at terminating carriers, but no assurance can be made in this regard in the future. The Company's ability to maintain and expand its business depends, in part, on its ability to continue to obtain telecommunication services on favorable terms from long distance carriers and the cooperation of both interexchange and LECs in originating and terminating service for its subscribers in a timely manner. The partial or total loss of the ability to receive or terminate calls would result in a loss of revenues by the Company and could lead to a loss of subscribers, which could have a material adverse effect on the Company.

  The Company leases capacity on the WorldCom backbone to provide connectivity and data transmission within the Company's frame relay network. The lease agreement expires in September 2000. The Company's hub equipment is collocated at various WorldCom sites pursuant to co-location agreements that are terminable by either party upon 30 days written notice. The Company's ability to maintain network connectivity is dependent upon its access to transmission facilities provided by WorldCom or an alternative provider. The Company has no assurance that it will be able to continue such relationship with WorldCom beyond the terms of its current agreements with WorldCom or that it will be able to find an alternative provider on terms as favorable as those offered by WorldCom or on any other terms. If the Company were required to relocate its hub equipment or change its network transmission provider, it could experience shutdowns in its service and increase costs which could have a material adverse effect on its customer relationships and customer retention and, therefore, its business, financial condition and results of operations.

RELIANCE ON SUPPLIER OF VOICE MESSAGING EQUIPMENT

  The Company does not manufacture voice messaging equipment used at its voice messaging service centers, and such equipment is currently available from a limited number of sources. Although the Company has not historically experienced any significant difficulty in obtaining equipment required for its operations and believes that viable alternative suppliers exist, no assurance can be given that shortages will not arise in the future or that alternative suppliers will be available. The inability of the Company to obtain this equipment could result in delays or reduced delivery of messages which would materially and adversely affect the Company's business, financial condition and results of operations.

REGULATION

  Various regulatory factors affect the Company's financial performance and its ability to compete. The Company's operating subsidiaries that provide regulated long distance telecommunications services ("Operating Subsidiaries") are subject to regulation by the FCC and by various state public service and public utility commissions ("PUCs"), and are otherwise affected by regulatory decisions, trends and policies made by these agencies. FCC rules currently require interexchange carriers to permit resale of their transmission services. FCC rules also require LECs to provide all interexchange carriers with equal access to local exchange facilities for purposes of origination and termination of long distance calls. If either or both of these requirements were eliminated, the Company could be adversely affected. Moreover, the underlying carriers that provide services to the Operating Subsidiaries or that originate or terminate the Operating Subsidiaries traffic may increase rates or experience disruptions in service due to factors outside the Company's control, which could cause the Operating Subsidiaries to experience increases in rates for telecommunications services or disruptions in transmitting their subscribers' long distance calls.

  PCI, one of the Operating Subsidiaries, has made the requisite filings with the FCC to provide interstate and international long distance services. VoiceCom Systems, Inc. ("VCOM"), another Operating Subsidiary, is in the process of making the requisite filings with the FCC to provide interstate and international long distance services. There can be no assurance that the FCC will approve VCOM's filings. Failure by VCOM to comply with FCC requirements in connection with its provision of interstate and international long distance services could have a material adverse effect on the Company's or on VCOM's business, financial condition and results of operation.

  In order to provide intrastate long distance service, the Operating Subsidiaries generally are required to obtain certification from state PUCs, to register with such state PUCs or to be found exempt from registration by such state PUCs. Each of PCI and VCOM has either filed the applications necessary to provide intrastate long distance telecommunications services throughout the United States or is in the process of filing such applications. To date, PCI is authorized to provide long distance telecommunications services in 46 states and in the District of Columbia and is seeking authorization to provide long distance telecommunications services in four states. With the exception of three states, Colorado, Michigan and Arizona, in which PCI's applications to provide operator service (i.e., "0+") are pending, PCI is authorized to provide operator service in each state where PCI provides long distance telecommunications service. VCOM, on the other hand, is authorized to provide long distance telecommunications services in 13 states and in the District of Columbia and is in the process of filing applications for certificates to provide long distance telecommunications services in 37 states. The Operating Subsidiaries' facilities do not prevent subscribers from using the facilities to make long distance calls in any state, including states in which the Operating Subsidiaries currently are not authorized to provide intrastate telecommunications services and operator services. There can be no assurance that the Operating Subsidiaries' provision of long distance telecommunications and operator services in states where the Operating Subsidiaries are not authorized to provide such services will not have a material adverse effect on the Company's or on the Operating Subsidiaries' business, financial condition and results of operations.

  The 1996 Act is intended to increase competition in the long distance and local telecommunications markets. The 1996 Act opens competition in the local services market and, at the same time, contains provisions intended to protect consumers and businesses from unfair competition by incumbent LECs, including the RBOCs. The 1996 Act allows RBOCs to provide long distance service outside of their local service territories but bars them from immediately offering in-region interLATA long distance services until certain conditions are satisfied. An RBOC must apply to the FCC to provide in-region interLATA long distance services and must satisfy a set of pro-competitive criteria intended to ensure that RBOCs open their own local markets to competition before the FCC will approve such application. The Company is unable to determine how the FCC will rule on any such application. Moreover, as a result of the 1996 Act, the Company may experience increased competition from others, including the RBOCs. In addition, the Operating Subsidiaries may be subject to additional regulatory requirements and fees, including universal service assessments and payphone compensation surcharges resulting from the implementation of the 1996 Act.

  In conducting its business, the Company is subject to various laws and regulations relating to commercial transactions generally, such as the Uniform Commercial Code and is also subject to the electronic funds transfer rules embodied in Regulation E promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Congress has held hearings regarding, and various agencies are considering, whether to regulate providers of services and transactions in the electronic commerce market. For example, the Federal Reserve recently completed a study, directed by Congress, regarding the propriety of applying Regulation E to stored value cards. The Department of Treasury recently promulgated proposed rules applying record keeping, reporting and other requirements to a wide variety of entities involved in electronic commerce. It is possible that Congress, the states or various government agencies could impose new or additional requirements on the electronic commerce market or entities operating therein. If enacted, such laws, rules and regulations could be imposed on the Company's business and industry and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's proposed international activities also will be subject to regulation by various international authorities and the inherent risk of unexpected changes in such regulation.

RISKS OF LEVERAGE

  In connection with the issuance of the Convertible Notes, the Company incurred $172.5 million in indebtedness. As a result of this increased leverage, the Company's principal and interest obligations have increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements, and in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements. The indenture related to the Convertible Notes does not contain any financial covenants or any other agreements restricting the payment of dividends, the repurchase of securities of the Company, the issuance of additional equity or the incurrence of additional indebtedness. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Selected Consolidated Financial Information."

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

  A key component of the Premiere strategy is its planned expansion into international markets. In 1996, the Company opened a POP site in London, England which is currently being upgraded to a full switching facility and computer telephony platform. In addition, the Company intends to pursue long term strategic relationships with European partners. Premiere also intends to establish high speed client/server networks of personal computers (called "Telnodes") and PCs utilizing the Company's proprietary software (called "Network Managers") in Canada, New Zealand and potentially other countries in 1998. The Company currently has voice messaging service centers in Canada, Australia, New Zealand and Puerto Rico, If international revenues are not adequate to offset the expense of establishing and maintaining these international operations, Premiere's business, financial condition and results of operations could be materially adversely affected. To date, Premiere has only limited experience in marketing and distributing its services internationally. There can be no assurance that Premiere will be able to successfully establish the proposed international Telnodes and Network Managers or to market, sell and deliver its services in these markets. In addition to the uncertainty as to Premiere's ability to expand its international presence, there are certain difficulties and risks inherent in doing business on an international level, such as burdensome regulatory requirements and unexpected changes in these requirements, export restrictions, export controls relating to technology, tariffs and other trade barriers, difficulties in staffing and managing international operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences. The Company denominates foreign transactions in foreign currency and does not engage in hedging transactions. The Company has not experienced any material losses from fluctuations in currency exchange rates, but there can be no assurance that the Company will not incur material losses due to currency exchange rate fluctuations in the future.

  Premiere recently entered into the Merger Agreement with Xpedite and Acquisition Sub. See "Prospectus Summary -- Recent Developments -- Xpedite Systems, Inc." and "-- Risk That Xpedite Merger Will Not Close." A significant portion of Xpedite's business is conducted outside the United States and a significant portion of its revenues and expenses are derived in foreign currencies. Accordingly, Xpedite's results of operations may be materially affected by fluctuations in foreign currencies. Many aspects of Xpedite's international operations and business expansion plans are subject to foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of Xpedite within such governments' countries, including increased tariffs. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to Xpedite's operations and growth strategy. As a result of the XSL Acquisition, a higher proportion of Xpedite's business will be conducted outside the United States and, accordingly, Xpedite may be subject, to a greater degree, to the foregoing risks.

RISKS ASSOCIATED WITH EXPANSION OF ENHANCED FAX SERVICES

  In the event the Xpedite Merger is consummated, Premiere intends to accelerate growth of Enhanced Fax Services throughout the world by expansion of Xpedite's proprietary private world-wide document distribution network (the "Xpedite Network"), the integration of the Xpedite Network with Premiere's frame relay network and computer telephony platform and the acquisition of entities engaged in the business of Enhanced Fax Services. There can be no assurance that Premiere will be able to expand its ability to provide services at a rate or in a manner satisfactory to meet the demands of existing or future customers, including, but not limited to, increasing the capacity of the Xpedite Network to process increasing amounts of document traffic, integrating and increasing the capability of the Xpedite Network to perform tasks required by Premiere's customers, or identifying and establishing alliances with new partners in order to enable Premiere to expand its network in new geographic regions. Such inability may adversely affect customer relationships and perceptions of Premiere in the markets in which it provides services, which could have a material adverse effect on Premiere's business. In addition, such growth will involve substantial investments of capital, management and other resources. There can be no assurance that Premiere will generate sufficient cash for future growth of the Enhanced Fax Services business through earnings or external financings, or that such financing will be available on terms acceptable to Premiere or that Premiere will be able to employ any such resources in a manner that will result in accelerated growth.

RISK OF LOSS FROM RETURNED TRANSACTIONS; FRAUD; BAD DEBT; THEFT OF SERVICES

  The Company uses two principal financial payment clearance systems: the Federal Reserve's Automated Clearing House for electronic fund transfers; and the national credit card systems for electronic credit card settlement. In its use of these established payment clearance systems, the Company generally bears credit risks similar to those normally assumed by other users of these systems arising from returned transactions caused by insufficient funds, stop payment orders, closed accounts, frozen accounts, unauthorized use, disputes, theft or fraud. From time to time, persons have gained unauthorized access to the Company's network and obtained services without rendering payment to the Company by unlawfully using the access numbers and PINs of authorized users. No assurance can be given that future losses due to unauthorized use of access numbers and PINs will not be material. The Company attempts to manage these risks through its internal controls and proprietary billing system. The Company's computer telephony platform is designed to prohibit a single access number and PIN from establishing multiple simultaneous connections to the platform, and the Company establishes preset spending limits for each subscriber. Although the Company believes that its risk management and bad debt reserve practices are adequate, there can be no assurance that the Company's risk management practices or reserves will be sufficient to protect the Company from unauthorized or returned transactions or thefts of services which could have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF STOCK PRICE

  There may be significant volatility in the market price for the Common Stock. The Company believes factors such as actual or anticipated quarterly fluctuations in financial results, changes in earnings estimates by securities analysts and announcements of material events by the Company, its major strategic partners or licensees or its competitors may cause the market price for the Common Stock to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, may have a material adverse effect on the market price of the Common Stock. In addition, in recent years the stock market in general, and technology-related stocks in particular, have experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE ARTICLES, BYLAWS AND THE GEORGIA CODE

  The Board of Directors of the Company is empowered to issue preferred stock without shareholder action. The existence of this "blank-check" preferred could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. The Company's Amended and Restated Bylaws (the "Bylaws") divide the Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. One class is elected each year. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire control of the Company. The Company is also subject to certain provisions of the Georgia Business Corporation Code, as amended (the "Georgia Code"), which relate to business combinations with interested shareholders. In addition to considering the effects of any action on the Company and its shareholders, the Articles of Incorporation, as amended (the "Articles"), permit the Board of Directors and the committees and individual members thereof to consider the interests of various constituencies, including employees, customers, suppliers, and creditors of the Company, communities in which the Company maintains offices or operations and other factors which such directors deem pertinent, in carrying out and discharging the duties and responsibilities of such positions and in determining what is believed to be in the best interests of the Company. See "Description of Capital Stock -- Certain Provisions of the Articles, Bylaws and the Georgia Code."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  When used in this Prospectus and elsewhere by management or the Company from time to time, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the Company's business strategy and means to implement the strategy, the Company's goals, the amount of capital expenditures and the likelihood of the Company's success in developing and expanding its business. These statements are based on a number of assumptions and estimates which are inherently subject to significant risks and uncertainties, many of which are beyond the control of the Company and reflect future business decisions which are subject to change. A variety of factors, some of which are set forth under "Risk Factors" in this Prospectus, could cause actual results to differ materially from those anticipated in the Company's forward-looking statements. These factors include, without limitation, the Company's ability to successfully complete and integrate acquisitions in existing and new markets (including, without limitation, the integration of VTE and certain VTE affiliates and independent franchisees, the integration of VoiceCom and the completion of the Xpedite Merger and the integration of Xpedite), to manage the Company's growth and to respond to rapid technological change and risk of obsolescence of the Company's products, services and technology. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements, and readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements that may be made to reflect events or circumstances after the date hereof, or thereof, as the case may be, or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of the Shares offered by the Selling Shareholders. See "Prinicipal and Selling
Shareholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock has traded on the Nasdaq National Market under the symbol "PTEK" since its initial public offering on March 5, 1996. The following table sets forth the range of high and low sales prices of the Common Stock as reported on the Nasdaq National Market for the periods indicated:

                                                                  HIGH     LOW
      1996
       First Quarter (from March 5, 1996)....................... $27 3/4 $21 3/4
       Second Quarter...........................................  50      23 5/8
       Third Quarter............................................  35 3/4  16
       Fourth Quarter...........................................  31 1/4  14 1/2
      1997
       First Quarter............................................  27 1/2  16 1/2
       Second Quarter...........................................  30 1/2  19 1/4
       Third Quarter............................................  34 1/2  22 7/8
       Fourth Quarter (through December 15, 1997)...............  38 1/2  22 7/8

  On December 15, 1997, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $24 3/16 per share. As of December 15, 1997, there were approximately 447 record holders of the Common Stock.

  The Company has never paid cash dividends on its Common Stock, and the current policy of the Company's Board of Directors is to retain any available earnings for use in the operation and expansion of the Company's business. Therefore, the payment of cash dividends on the Common Stock is unlikely in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and any other factors deemed relevant by the Board of Directors.

                   SELECTED CONSOLIDATED FINANCIAL DATA

  The following consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the consolidated balance sheet data as of December 31, 1995 and 1996, have been derived from the consolidated financial statements of the Company incorporated by reference in this Prospectus, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference in this Prospectus, and are qualified by reference to such consolidated financial statements including the related notes thereto. The unaudited consolidated balance sheet data at December 31, 1992, 1993 and 1994 and September 30, 1996 and 1997 and the unaudited consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the nine month periods ended September 30, 1996 and 1997 are derived from unaudited consolidated financial statements of the Company incorporated by reference and include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation thereof. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto incorporated by reference in this Prospectus.

                                                                                  NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                          ---------------------------------------------------- -----------------------
                            1996     1995      1994      1993(1)     1992(1)      1997        1996
                          -------- --------  --------  ----------- ----------- ----------- -----------
                                                       (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)
                                             (IN THOUSANDS EXCEPT PER SHARE DATE)
INCOME STATEMENT DATA:
 Revenues...............  $197,474 $147,543  $119,136   $100,055     $57,324    $167,364    $143,537
 Gross margin...........   141,873  103,675    85,229     59,111      31,996     122,344     101,523
 Operating income
  (loss)(2).............     6,865    7,003   (13,232)      (754)     (2,136)    (43,942)      1,538
 Net income (loss)(2)...     3,458    4,171   (15,519)    (5,116)     (5,023)    (34,544)      2,553
 Net income (loss)
  attributable to common
  shareholders for--
  primary net income
   (loss) per share.....     3,429    4,222   (15,839)    (5,116)     (5,023)    (34,544)      2,553
 fully diluted net
  income (loss) per
  share.................       --     4,541       --         --          --          --          --
 Net income (loss) per
  common and common
  equivalent shares
  for--
 primary(2)(3)..........  $   0.12 $   0.15  $  (1.18)  $  (0.51)    $ (0.50)   $  (1.10)   $   0.09
 fully diluted(4).......  $    --  $   0.14  $    --    $    --      $   --     $    --     $    --
 Shares used in
  computing net income
  (loss) per common and
  common equivalent
  shares for--
  primary...............    29,213   28,718    13,468      9,947       9,947      31,518      28,490
 fully diluted..........       --    31,814       --         --          --          --          --
BALANCE SHEET DATA (AT
 PERIOD END):
 Cash, cash equivalents
  and investments.......  $ 83,270 $ 11,759  $  7,849   $  5,663     $ 5,213    $183,838    $ 88,280
 Working capital........    45,020  (16,093)  (12,521)   (17,742)     (8,527)    130,915      63,520
 Total assets...........   201,541   78,131    60,051     54,953      53,507     350,895     171,238
 Total debt.............    47,429   52,650    49,203     35,112      34,817     179,851      48,448
 Total stockholders'
  equity (deficit)......   104,533  (11,639)  (14,921)    (1,711)       (147)     78,160      74,058

--------

(1) Years ended December 31, 1992 and 1993 data was derived from the nine months ended December 31, 1992 and 1993 and interim data for the three months ended March 31, 1992 and 1993 consolidated with the Voice-Tel Entities.

(2) Excluding charges for purchased research and development, accrued settlement costs and restructuring and other special charges incurred by Premiere in the amounts of approximately $0, $0 and $6.7 million, respectively, in 1994, and approximately $0, $2.5 and $0 million, respectively, in 1995, and approximately $11.0, $1.3 and $0 million, respectively, in 1996, operating income (loss), net income (loss) and pro forma net income (loss) per share (on a fully diluted basis when applicable) would have been approximately $(6.5) million, $(11.4) million and $(0.87) respectively, for 1994 and approximately $9.5 million, $5.7 million and $0.22, respectively, for 1995 and approximately $19.2 million, $11.0 million and $0.37, respectively, for 1996. Excluding charges for restructuring and other special charges attributable to the Voice-Tel Acquisitions and the acquisition of VoiceCom and accrued litigation and settlement costs of $73.6 million and $1.5 million, respectively, operating income, net income and pro forma net income per share (on a fully diluted basis when applicable) would have been approximately $31.2 million, $19.0 million and $0.55, respectively, for the nine months ended September 30, 1997.

(3) Pro forma net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from convertible preferred stock (using the if-converted method) and from stock options (using the modified treasury stock method). Further, for the years ended December 31, 1992, 1993, and 1994 and the nine months ended September 30, 1997, net income (loss) per share was not calculated under the modified treasury stock method as the results were antidilutive. Accordingly, basic net income (loss) per share calculations were used for the years ended December 31, 1992, 1993 and 1994 and the nine months ended September 30, 1997.

(4) Fully diluted net income (loss) per share is not presented where the effect is antidilutive.

        SELECTED PRO FORMA FINANCIAL DATA OF PREMIERE AND XPEDITE

  The following table sets forth selected pro forma combined financial information for the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1997 giving effect to the Xpedite Merger using the pooling-of-interests method of accounting assuming a 1.25 exchange ratio and consummation of the Xpedite Merger as of the beginning of each period and the XSL Acquisition using the purchase method of accounting assuming consummation thereof as of January 1, 1996. The pro forma information is provided for informational purposes only and is not necessarily indicative of actual results that would have been achieved had the Xpedite Merger or the XSL Acquisition been consummated at the beginning of the periods presented or of future results. The selected pro forma combined financial information is derived from the pro forma condensed combined financial information incorporated by reference herein. This information should be read in conjunction with the historical financial statements of Premiere, Xpedite and XSL, including the respective notes thereto, incorporated by reference herein, and the unaudited pro forma financial information incorporated by reference herein. See "Available Information," and "Incorporation of Certain Information by Reference,"

                                                                    NINE MONTHS
                                     YEAR ENDED DECEMBER 31,           ENDED
                               ----------------------------------- SEPTEMBER 30,
                                  1996        1995        1994         1997
                               ----------- ----------- ----------- -------------
                               (UNAUDITED) (UNAUDITED) (UNAUDITED)  (UNAUDITED)
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues....................   $348,508    $203,227    $160,565     $311,298
 Gross margin................    240,913     143,949     114,273      214,901
 Operating income (loss)(1)..     41,743     (37,076)     (6,988)     (17,556)
 Net income (loss)(1)........     18,831     (42,391)    (11,736)     (22,932)
 Pro forma net income (loss)
  attributable to common
  shareholders for primary
  earnings per share(2)......     18,802     (42,699)    (12,056)     (22,932)
Pro forma net income (loss)
 per common and common
 equivalent shares --
 primary(3)..................   $   0.48    $  (1.37)   $  (0.49)    $  (0.54)
Shares used in computing
 earnings per common and
 common equivalent shares --
  primary....................     39,006      31,204      24,804       42,854
BALANCE SHEET DATA (AT PERIOD
 END):
 Cash, cash equivalents and
  investments................   $ 89,950    $ 20,835    $ 23,988     $187,886
 Working capital.............     49,493     (18,361)      3,938      111,231
 Total assets................    289,932     151,014      94,403      542,808
 Total debt..................     82,907      99,932      49,247      300,538
 Total stockholders' equity
  (deficit)..................    129,670     (12,755)     12,164       77,511

--------

(1) Excluding charges for purchased research and development, accrued settlement costs and restructuring and other special charges incurred by Premiere and Xpedite in the amounts of approximately $0, $0 and $6.7 million, respectively in 1994, and approximately $53.0, $2.5 and $0 million, respectively in 1995 and approximately $0, $1.3 and $0.0 million, respectively in 1996, operating income, net income and pro forma net income (loss) per share would have been, $(0.3) million, $(7.6) million and $(0.32), respectively for 1994, approximately $18.4 million, $13.1 million and $0.42, respectively for 1995, approximately $43.0 million, $19.6 million and $0.50, respectively for 1996. Excluding charges for restructuring and other special charges attributable to the Voice-Tel Acquisitions and the acquisition of VoiceCom and accrued settlement costs of $73.6 million and $1.5 million, respectively, operating income, net income and pro forma net income per share would have been approximately, $57.5 million, $30.6 million and $0.71, respectively, for the nine months ended September 30, 1997.

(2) Supplementary pro forma net income per share assuming the conversion of Premiere Preferred Stock and the retirement of notes payable for the year ended December 31, 1995 are not presented because the effect of the pro forma adjustments is immaterial.

(3) Pro forma net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from convertible preferred stock (using the if-converted method) and from stock options (using the modified treasury stock method). Fully diluted data is not presented as the effect is anti-dilutive or immaterial for all periods presented. Further, for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, net income per share was not calculated under the modified treasury stock method as the results were antidilutive. Accordingly, basic net income (loss) per share calculations were used for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's consolidated financial statements and the related notes thereto incorporated by reference in this Prospectus. Effective December 31, 1994, the Company changed its fiscal year-end from March 31 to December 31. The Company has changed the fiscal year ended December 31, 1994 to include 12 months of operations.

OVERVIEW

  Premiere designs, develops, markets and provides enhanced personal communications services. The Company delivers its services through its proprietary platform and an international private frame relay network that integrates digital switching technology with enhanced personal communications features such as calling card long distance, e-mail, voice mail, fax mail, conference calling and call forwarding. The Company's platform is modular and scalable, with an open-systems design and an advanced electronic billing and information system ("EBIS"), which allows the Company to quickly customize its services to meet the needs of its subscribers and business partners and to easily expand system capacity.

  Premiere's revenues consist of (i) subscriber services from information, telecommunications and voice messaging services; (ii) license fees from use of its computer telephony platform by customers of companies that have licensing relationships with Premiere; and, to a lesser extent, (iii) other revenues, primarily long-distance charges from hospitality services. Subscriber services revenues from information and telecommunications services, including Premiere WorldLink, AFCOM and co-branded services, are based primarily on a per minute charge. Subscriber services revenues from voice messaging services include service initiation fees, monthly voice mailbox fees and usage fees. License fees are contracted on a long-term basis and are generally based on a per minute charge and, in certain circumstances, a per usage charge. Other revenue charges are based on long-distance rates established by the Company, depending upon the originating location of the call, and other various methods.

  Cost of services consists primarily of transmission costs. Licensees generally arrange for, and directly bear the cost of, transmission. Consequently, while the per minute fees for licensee platform usage are lower than those for the subscriber services, the gross margin from license arrangements is considerably higher than for subscriber services.

  Selling, general and administrative expenses include direct and indirect commissions, the cost of print advertisements, salaries and benefits, travel and entertainment expenses, bad debt expense, rent and facility expense, accounting and audit fees, legal fees, property taxes and other administrative expenses.

  Depreciation and amortization include depreciation of computer and network operations equipment and amortization of intangible assets. The Company provides for depreciation using the straight-line method of depreciation over the estimated useful lives of the assets, which range from five to ten years, with the exception of leasehold improvements which are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the assets. Amortization of intangible assets includes deferred software development costs and the WorldCom strategic alliance contract intangible, which are amortized over 5 and 25 years, respectively.

  Premiere electronically bills most subscriber services revenue from information and telecommunications services directly to the subscriber's credit card or bank account using the EBIS. The Company bills subscribers at least monthly and in certain instances more frequently if a particular subscriber exceeds pre set spending limits. Because substantially all of the Company's information and telecommunication services are billed electronically through the EBIS, the Company believes it has shortened the collection cycle compared to a traditional 30-day non electronic billing arrangement. License fees are generally billed and invoiced on a 30-day basis. Voice messaging services revenue and license fees are billed and invoiced on a 30-day basis.

  The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates. The Company periodically reviews the values assigned to long-lived assets, such as property and equipment and software costs, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

  In connection with the VoiceCom acquisition, the Company took a pre-tax charge in the third quarter of 1997 of approximately $28.2 million consisting of transaction expenses and restructuring and related costs attributable to the VoiceCom acquisition. In connection with the Voice-Tel Acquisitions, the Company took a pre-tax charge in the second quarter of 1997 of approximately $45.4 million consisting of transaction expenses and restructuring and related costs attributable to the Voice-Tel Acquisitions. In addition, in connection with the CNC litigation discussed under "Business -- Legal Proceedings," the Company established a reserve in the second quarter of 1997 for anticipated legal expenses and settlement costs in an amount of $1.5 million.

RESULTS OF OPERATIONS

  The following table presents, for the periods indicated, the percentage relationship of certain statements of operations items to total revenues.

                                                           NINE MONTHS ENDED
                            YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                          ----------------------------- -----------------------
                            1994      1995      1996       1996        1997
                          (AUDITED) (AUDITED) (AUDITED) (UNAUDITED) (UNAUDITED)
Revenues................    100.0%    100.0%    100.0%     100.0%      100.0%
Cost of services........     28.5%     29.7%     28.2%      29.3%       26.9%
                            -----     -----     -----      -----       -----
Gross margin............     71.5      70.3      71.8       70.7        73.1
                            -----     -----     -----      -----       -----
Operating expenses:
 Selling, general and
  administrative........     69.0      56.7      55.0       54.3        46.8
 Depreciation and amor-
  tization..............      8.1       7.1       7.2        6.8         7.7
 Charge for purchased
  research and
  development...........      --        --        5.6        7.7         --
 Restructuring and other
  special charges.......      5.6       --        --         --         44.0
 Accrued settlement
  costs.................      --        1.7       0.6        0.9         0.9
                            -----     -----     -----      -----       -----
  Total operating ex-
   penses...............     82.7      65.5      68.4       69.7        99.4
                            -----     -----     -----      -----       -----
Operating income (loss).    (11.2)      4.8       3.4        1.0       (26.3)
                            -----     -----     -----      -----       -----
Other income (expense):
 Interest income........      0.2       0.3       1.4        1.7         2.0
 Interest expense.......     (3.9)     (3.3)     (2.3)      (2.7)       (2.0)
 Other, net.............      0.2       1.0      (0.1)       --          0.1
                            -----     -----     -----      -----       -----
  Total other income
   (expense)............     (3.5)     (2.0)     (1.0)      (1.0)        0.1
                            -----     -----     -----      -----       -----
Net income (loss) before
 income taxes and
 extraordinary (gain)
 loss...................    (14.7)      2.8       2.4       (0.0)      (26.2)
Provision for (benefit
 from) income taxes.....     (0.8)      0.0       0.7      ( 1.8)       (5.5)
                            -----     -----     -----      -----       -----
Net income (loss) before
 extraordinary loss.....    (13.9)      2.8       1.7        1.8       (20.7)
Extraordinary (gain)
 loss on early
 extinguishment of debt,
 net of tax effect......     (0.8)      --        0.0        0.0         --
                            -----     -----     -----      -----       -----
Net income (loss).......    (13.1)%     2.8%      1.7%       1.8 %     (20.7)%
                            =====     =====     =====      =====       =====

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

  Revenues. Total revenues increased $23.9 million or 16.7%, from $143.5 million in the nine months ended September 30, 1996 to $167.4 million in the nine months ended September 30, 1997. The increase in revenues is due primarily to increased demand for mobile communication services, additional licensee relationships and increased revenue from existing licensees.

  Cost of Services. Cost of services increased from $42.0 million in the nine months ended September 30, 1996 to $45.0 million in the nine months ended September 30, 1997. These expenses decreased as a percentage of revenues from 29.3% in the nine months ended September 30, 1996 to 26.9% in the nine months ended September 30, 1997. The decrease in the percentage of revenue is primarily due to the increase in higher margin license revenues and cost reductions as a result of the Company's restructuring initiatives related to the Voice-Tel Entities.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $78.0 million in the nine months ended September 30, 1996 to $78.4 million in the nine months ended September 30, 1997. These expenses decreased as a percentage of revenues from 54.3% in the nine months ended September 30, 1996 to 46.8% in the nine months ended September 30, 1997. This decrease resulted from improved operating leverage related to increased revenues and cost reductions made in connection with the Company's restructuring initiatives.

  Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $3.1 million or 32.0% from $9.7 million in the nine months ended September 30, 1996 to $12.8 million in the nine months ended
September 30, 1997. This increase was due primarily to increased capital expenditures and amortization of goodwill acquired in the Voice-Tel Acquisitions.

  Restructuring and Other Special Charges. Restructuring and other special charges incurred during the nine months ended September 30, 1997 were $73.6 million compared to $11.0 million in the nine months ended September 30, 1996. See Note 2 of the Notes to the Condensed Consolidated Financial Statements for further information.

  Accrued Settlement Cost. Accrued settlement costs during the nine months ended September 30, 1997, were $1.5 million compared to $1.3 million in the nine months ended September 30, 1996. See Note 7 of the Notes to the Condensed Consolidated Financial Statements and "Legal Proceedings" under Item 1 of Part II which follows for further information about this matter.

  Operating Income (Loss). Operating income decreased $45.4 million from $1.5 million in the nine months ended September 30, 1996 to a deficit of $43.9 million in the nine months ended September 30, 1997. Excluding the $1.5 million accrued settlement charge and the $73.6 effect of the restructuring and other special charges, operating income increased $17.4 million from 13.8 million in the nine months ended September 30, 1996 to $31.2 million in the nine months ended September 30, 1997.

  Interest Net. Interest, net in the nine months period ended September 30, 1996, results primarily from amounts due under various borrowing arrangements of the Voice-Tel Entities. A substantial amount of such borrowings were repaid in connection with the Voice-Tel acquisitions in 1997. Interest, net in the nine months period ended September 30, 1997 results from investment earnings on the Company's cash and short term investments, which approximated $183.8 million at September 30, 1997, offset in part by interest expense on the Company's convertible subordinated notes and other borrowings.

  Income Taxes. Income tax benefit was $2.6 million in the nine months ended September 30, 1996 and $9.3 million in the nine months ended September 30, 1997. The Company's effective tax rate varied from the statutory rate during these periods as a result of certain non taxable investment income, income of Voice-Tel Entities which had elected to be treated as S-Corporations under U.S. tax law prior to their acquisition by the Company, non deductible acquisition costs and net operating losses of foreign subsidiaries.

  Net Income (Loss). As a result of the foregoing, net income decreased $37.1 million from net income of $2.6 million in the nine months ended September 30, 1996 to a net loss of $34.5 million in the nine months ended September 30, 1997. As a percentage of revenues, net income decreased from 1.8% in the nine months ended September 30, 1996 to a net loss of 20.7% in the nine months ended September 30, 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues. Total revenues increased 33.9% from $147.5 million in the year ended December 31, 1995 to $197.5 million in the year ended December 31, 1996. The increase in revenues is due primarily to increased demand for mobile communication services, voice messaging services and additional licensee relationships.

  On August 6, 1996, Communications Network Corporation ("CNC"), a licensing customer of the Company, was placed into bankruptcy under Chapter 11 of the Bankruptcy Code. CNC accounted for 19.6% and 1.9% of the Company's licensing revenues and total revenues, respectively, during the year ended December 31, 1996. CNC owed the Company approximately $627,000 as of December 31, 1996. However, CNC's transmission provider, WorldCom Network Services, Inc. d/b/a/ WilTel ("WilTel"), is also obligated to pay this amount to the Company. The Company believes that through a combination of new licensing agreements, the strategic alliance agreement with WorldCom and increased revenues from existing licensees, the Company has replaced all of the anticipated CNC revenue.

  Cost of Services. Cost of services increased from $43.9 million in the year ended December 31, 1995 to $55.6 million in the year ended December 31, 1996 and decreased as a percentage of revenues from 29.7% in the year ended December 31, 1995 to 28.2% for the same period of 1996. The decrease in the percentage of revenue is primarily due to an increase in higher margin license and certain subscriber service products revenue as a percentage of total revenue in 1996 as compared with 1995.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $83.7 million in the year ended December 31, 1995 to $108.5 million in the year ended December 31, 1996 and decreased as a percentage of revenues from 56.7% to 55.0%. The increase in selling, general and administrative expenses was due primarily to greater expenditures on print advertising and other selling and marketing costs related to the increase in subscribers and revenues, including commissions.

  Depreciation and Amortization Expenses. Depreciation and amortization expense increased from $10.5 million in the year ended December 31, 1995 to $14.2 million in the year ended December 31, 1996. This increase was due primarily to increased capital expenditures and the amortization of the strategic alliance contract intangible.

  Charge for Purchased Research and Development. This charge represents the estimated value of in-process research and development projects acquired in the acquisition of TeleT. See Note 3 of Notes to Consolidated Financial Statements.

  Accured Litigation and Settlement Costs. Accrued settlement costs in 1996 represent estimated legal fees and other costs associated with a patent infringement suit filed by AudioFAX against the Company. On February 11, 1997, the Company entered into a long-term nonexclusive license agreement with AudioFAX settling the litigation. The charge was adequate to cover the actual costs of litigation and the cost of the license agreement is not expected to have a material effect on the Company's earnings. See Note 11 of Notes to Consolidated Financial Statements.

  Income Taxes. In the years ended December 31, 1996 and 1995 the Company's effective income tax rate was less than the statutory rate due to certain non-taxable investment income and income of Voice-Tel Entities which had elected to be treated as S-Corporations under U.S. tax law prior to their acquisition by the Company.

  Net Income (Loss). As a result of the foregoing, the Company recognized net income of $4.2 million in the year ended December 31, 1995 and $3.5 million in the year ended December 31, 1996. Excluding the charges for in-process research and development and accrued litigation costs and the related tax effect, net income would have increased 93.0% from $5.7 million in the year ended December 31, 1995 to $11.0 million in the year ended December 31, 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Total revenues increased from $119.1 million in the year ended December 31, 1994 to $147.5 million in the year ended December 31, 1995. This increase in revenues is due primarily to increased demand for mobile communication services, voice messaging services and additional licensee relationships.

  Cost of Services. Cost of services increased from $33.9 million in the year ended December 31, 1994 to $43.9 million in the year ended December 31, 1995 and increased as a percentage of revenues from 28.5% in the year ended December 31, 1994 to 29.7% for the same period of 1995. The increase in the percentage of revenue is primarily due to an increase in revenues from certain lower margin mobile communications services products as a percent of total revenues.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $82.2 million in the year ended December 31, 1994 to $83.7 million in the year ended December 31, 1995 and decreased as a percentage of revenues from 69.0% to 56.7%. The increase in selling, general and administrative expenses was due primarily to greater expenditures on print advertising and other selling and marketing costs related to the increase in subscribers and revenues.

  Depreciation and Amortization Expense. Depreciation and amortization expense increased from $9.6 million in the year ended December 31, 1994 to $10.5 million in the year ended December 31, 1995. This increase was due primarily to increased capital expenditures.

  Restructuring and Other Special Charges. Restructuring and other special charges in 1994 reflect the write-off by the Company's VoiceCom subsidiary of certain intangible assets. Acquired by VoiceCom in connection with a purchase business combination in 1992. These assets were determined to be impaired by VoiceCom's management on the basis that the carrying value of these assets could not be realized.

INCOME TAXES

  In the year ended December 31, 1995 and 1994, the Company's effective income tax rate was less than the statutory rate due to the income of the Voice-Tel Entities which had elected to be treated as S-Corporations under U.S. tax law prior to their acquisition by the Company.

NET INCOME (LOSS) BEFORE EXTRAORDINARY GAIN

  As a result of the foregoing the Company recognized a net loss before extraordinary gain of $16.5 million in the year ended December 31, 1994 and net income of $4.2 million in the year ended December 31, 1995. Excluding the charge for restructuring and other special charges and accrued settlement costs and related tax effects, net income would have increased from a net loss of $12.5 million in the year ended December 31, 1994 to net income of $5.7 million in the year ended December 31, 1995.

EXTRAORDINARY GAIN

  An extraordinary gain of approximately $945,000, net of applicable income taxes, was recognized in connection with a refinancing by the Company's VoiceCom subsidiary. VoiceCom replaced a term note with a revolving credit facility and other subordinated debt instruments. The extraordinary gain resulted from early extinguishment of VoiceCom's term note.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of funds are from cash and cash equivalents, investments (including the net proceeds of the Company's initial public offering and the sale of the Convertible Notes) and operations. The Company's principal uses of cash are for working capital and capital expenditures and to fund acquisitions.

  The Company's investing activities used cash of $91.5 million and $155.7 million for the nine months ended September 30, 1996 and 1997, respectively.

  The Company's financing activities provided cash of $71.4 million and $134.8 million for the nine months ended September 30, 1996 and 1997, respectively. Cash provided by financing activities for the nine months ended September 30, 1997 consisted primarily of net proceeds from the Company's sale of the Convertible Notes.

  In June and July 1997, the Company issued the Convertible Notes, which may convert into a maximum of approximately 5,227,000 shares of Common Stock at any time prior to final maturity at a conversion price of $33.00 per share, subject to adjustment. The principal amount of the Convertible Notes mature on July 1, 2004. The Convertible Notes are not redeemable at the option of the Company prior to July 6, 2000. Interest, at 5 3/4%, on the principal amount outstanding, is payable on January 1 and July 1 beginning January 1, 1998 until maturity. The Company received net proceeds of $166.8 million after paying the underwriting discounts and commissions and the related expenses of the Convertible Notes offering.

  The Company's operating activities provided cash of $7.1 million in the year ended December 31, 1994, $13.6 million in the year ended December 31, 1995 and $36.9 million in the year ended December 31, 1996. The increase in cash provided by operating activities in each of these years reflects the acceleration of growth in the Company's subscriber and revenue base and improved operating cash flow margins created by such growth.

  The Company's investing activities used cash of $18.2 million for the year ended December 31, 1994, $13.2 million for the year ended December 31, 1995 and $96.1 million for the year ended December 31, 1996. The Company's investing activities for the year ended December 31, 1994 consisted primarily of purchases of investments for $4.9 million financed by the Company's sale of Series 1994 Preferred Stock (which was converted into Series A Preferred Stock in December 1995), and purchases of property and equipment of $13.3 million funded primarily through the issuance of debt. Cash used in investing activities for the year ended December 31, 1995 consisted primarily of purchases of property and equipment of $12.2 million funded primarily through the issuance of debt. The Company's investing activities for the year ended December 31, 1996 consisted primarily of purchases of investments in the amount of $67.2 million. Additionally, the Company purchased property and equipment of $21.9 million. The Company also used cash to partially fund certain acquisitions and strategic alliances during the year ended December 31, 1996. Net proceeds from the Company's initial public offering in 1996 of $74.6 million were used in part to fund investing activities in 1996. See Notes 2 and 3 of Notes to Consolidated Financial Statements.

  The Company's financing activities provided cash of $9.9 million in the year ended December 31, 1994, $3.5 million for the year ended December 31, 1995 and $66.9 million for the year ended December 31, 1996. Cash provided by financing activities for the year ended December 31, 1994 reflects proceeds from issuance of debt to finance purchases of property and equipment and from proceeds from issuance of preferred stock. Cash provided by financing activities for the year ended December 31, 1995 reflects proceeds from the issuance of debt to finance purchases of property and equipment. The Company received net proceeds of $74.6 million from its initial public offering in March 1996. These sources of cash were partially offset in 1996 by the repayment of notes payable outstanding at December 31, 1995 as well as payment of dividends on Preferred Stock. See Notes 2, 4 and 6 of Notes to Consolidated Financial Statements.

  At December 31, 1996, the Company had working capital of $45.0 million. At December 31, 1995, the Company had a working capital deficit of $16.1 million. The Company has financed its cash requirements through a combination of equity and debt financing and through cash flows from operating activities. In May

1992, the Company borrowed $1.0 million (the "First Sirrom Note") from Sirrom Capital Corporation ("Sirrom"), an independent lender unaffiliated with the Company, which was used to fund the Company's operations and for capital expenditures. In December 1993, the Company borrowed an additional $1.0 million from Sirrom (the "Second Sirrom Note") (the First Sirrom Note and Second Sirrom Note are referred to as the "Notes"). In connection with entering into the Notes, the Company granted Sirrom warrants to purchase an aggregate of 568,392 shares of common stock at $0.042 per share, the terms of which do not require the cancellation or exercise of the warrants upon repayment of the Notes. The Company used $2.0 million of the net proceeds of its initial public offering to retire the Notes in March 1996. In January 1994, the Company issued 8% cumulative Series A Preferred Stock to NationsBanc Capital Corporation ("NationsBanc"), from which it realized net proceeds of $3.9 million. In connection with the issuance of the Company's Series A Preferred Stock, all of the Company's outstanding 1993 Preferred Stock and Debentures were converted into common stock. A portion of the net proceeds of the Second Sirrom Note and the issuance of the Series A Preferred Stock was used to fund operations. The Company invested the remainder of the proceeds of the Second Sirrom Note and the Series A Preferred Stock, amounting to $3.5 million, in short-term interest-bearing securities. On January 19, 1996, the Company exercised its right to redeem the Series A Preferred Stock from NationsBanc. On February 1, 1996, NationsBanc elected to convert all of the Series A Preferred Stock into common stock. Thus, effective February 1, 1996, all outstanding shares of Series A Preferred Stock were converted into 3,095,592 shares of common stock. In connection with the conversion, the Company paid NationsBanc $677,000 in accrued but unpaid dividends and interest on the Series A Preferred Stock during the year ended December 31, 1996. In connection with the Company's initial public offering, the Company issued 4,570,000 shares of its $0.01 par value common stock in March 1996. The Company received net proceeds of $74.6 million after the underwriting discount and expenses of the offering.

  The Company's principal commitments consist of various notes due to shareholders and banks. These notes are primarily used to fund investments in switching and voice messaging equipment needed to accomodate the increase in calling card and voice messaging subscribers and licensees. The Company believes that cash on hand, cash from operations and other working capital will be sufficient to fund the Company's capital requirements. The Company may, depending upon conditions in the capital markets and other factors, consider other capital transactions to increase the Company's financial flexibility.

NEW ACCOUNTING PRONOUNCEMENTS

  In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting ("SFAS") No. 128 ("SFAS 128"), Earnings Per Share, which is effective for fiscal years ending after December 15, 1997. See
Note 2 of Notes to Consolidated Financial Statements.

  In addition, during 1997 the FASB has issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company does not believe that these statements will significantly change its financial statement disclosures.

                                   BUSINESS

OVERVIEW

  Premiere designs, develops, markets and provides enhanced personal communications services. The Company's network-based computer telephony technology links together two or more stand-alone communications services, such as calling card long distance, voice mail, e-mail, fax mail and paging, and allows access to these services through telephones or computers. The Company bundles these stand-alone services to allow users to store, manage, prioritize, deliver and distribute incoming and outgoing information in an efficient and economical manner. Although Premiere offers stand-alone communications services, it primarily targets users who have multiple communications devices and a need to integrate them for greater functionality and convenience.

INDUSTRY BACKGROUND

  Managing the evolving enhanced personal communications environment has become more complex as a result of increased service and device options, rapidly changing technology standards and shortened product life cycles. The proliferation of communications devices and the advent of multiple messaging platforms have dramatically increased the average employee's accessibility and the number of messages he or she manages. Employees today face a demanding communications environment in which they must utilize a number of communications systems and convert information from one medium to another. A study by the Institute for the Future, the Gallup Organization, Pitney-Bowes and San Jose State University, based on responses from more than 1000 employees of Fortune 1000 companies, found that workers send and receive an average of 178 messages each day.

  Today, many stand-alone communications services are provided through legacy systems, including landline telephone systems, messaging devices and local area networks ("LANs"), that reside in whole or in part at a customer's location. The architecture of the customer premise equipment, or "CPE," that comprises such systems is often closed in nature, which makes integration with other systems and networks difficult and expensive. However, users are increasingly demanding that their existing CPE be integrated with more open and intelligent worldwide communications networks such as the Internet. The Company believes that, due to the complexity of such integration, users will increasingly outsource their personal communications requirements to third parties such as Premiere. Premiere believes that customers will prefer the Company's network-based service solution for personal communications to traditional CPE-based product solutions because the Company's solution reduces customer costs of equipment ownership and exposure to technology obsolescence.

THE PREMIERE SOLUTION

  The core of the Premiere solution is its "intelligent network" which links, or integrates, stand-alone communications services using technology developed by the Company's research and development team. The intelligent network consists of (i) a state-of-the-art proprietary platform that integrates digital switching technology with enhanced personal communications features and (ii) the Company's recently acquired private telecommunications network which transmits voice and data utilizing the frame relay packet switching protocol, the "private frame relay network." The Company's modular and scalable intelligent network incorporates an open-system design, which allows the Company to easily expand capacity and provide the Company with the flexibility to develop and customize its service offerings. Premiere offers bundled services in a variety of packages and tailors these packages to meet the requirements of strategic marketing and co-brand partners. Premiere's private frame relay network, with approximately 210 locations where the Company has voice messaging equipment ("points of presence" or "POPs"), is accessible via local access in metropolitan and other geographic areas which include approximately 90% of the United States, Canadian and Australian populations, and approximately 50% of the New Zealand population. Premiere anticipates that its private frame relay network will be accessible via local access by a significant portion of the United Kingdom population in the near future. The Company plans to invest $40-$50 million in capital expenditures over the next 12 months as part of its effort to integrate its proprietary platform with its recently acquired private frame relay network. Once integration is completed, the Company believes that its intelligent network will allow the Company to offer its customers enhanced personal communications services through either local or 800 access via telephone or computer.

STRATEGY

  Premiere's goal is to become the world's leading provider of network-based enhanced personal communications services. The Company's strategy to achieve this goal is to:

  Increase Service Offerings and Cross-Media Functionality. The Company believes that changes in technology continually create new business opportunities for providers of enhanced personal communications services. The Company continually strives to make its interfaces more user friendly and its services functionally equivalent regardless of the customer's chosen access device or message transport medium. For example, the Company has introduced such features as text-to-speech e-mail delivery, a unified messaging interface utilizing the Web and an integrated Web-based contact database manager. Possible future service features include, among others, speech recognition.

  Leverage Network Facilities. To date, the majority of the Company's services have been accessed by 800 toll free service. The Company recently acquired an international private frame relay network. Once fully integrated with the Company's proprietary platform, the Company plans to use the private frame relay network and local messaging systems to provide users local access to certain of its enhanced services, which the Company believes will make its enhanced personal communications services more attractive to a broader market. In addition, through transitioning more of its subscribers to local access, Premiere expects to realize a reduction in transmission costs.

  Expand Customer Base and Distribution Channels. The Company believes that an increasing number of businesses will transition their communications systems from CPE-based products to network-based services. Premiere believes that a substantial opportunity exists to meet the outsourcing needs of these companies. The Company intends to use its direct sales force and national accounts program as part of its effort to expand its customer base and to improve cross-selling of its services. Premiere also plans to continue to enter into strategic alliances and wholesale and licensing relationships in order to reach additional customers that the Company believes are likely to be extensive users of its services.

  Pursue Strategic Acquisitions. Historically, the Company has engaged in acquisitions in order to obtain new technology, build its infrastructure and increase its sales force and customer base. The Company intends to continue to examine acquisition and joint venture opportunities, which may accelerate its growth, add new customers, develop new technologies or penetrate new geographic markets. There can be no assurance, however, that suitable acquisition candidates will be identified or that any acquisition will be consummated. See "Prospectus Summary -- Recent Developments."

  Expand International Presence. Premiere intends to deliver its services to more international users through strategic partnerships, third-party distribution agreements, direct sales efforts and relationships with existing customers that have international operations. To accommodate these prospective users, Premiere has opened a data and switching center in London and has also begun development of a similar center in Toronto. Targeting the Pacific Rim, Premiere expects to begin installation of a data and switching center in New Zealand during 1998. These international centers are designed to reduce transmission costs associated with system access from international locations and to allow Premiere to more effectively pursue opportunities with international customers and strategic partners. Additionally, the Company expects to increase the international scope of its private frame relay network by installing POPs in additional overseas locations, specifically targeting the United Kingdom for local messaging in the near future.

SERVICES

  Premiere's intelligent network supports four categories of services: mobile communications; integrated messaging; Internet-based communications services; and call center management and other services. Generally, customers may subscribe to one or more of these categories within which they may select certain desired features and functionality. Most customers choose one of Premiere's bundled service offerings that are marketed directly under many names including Premiere WorldLink, Voice-Tel, VoiceCom and VoiceCom Access One. Premiere continually strives to develop new services and enhance the functionality of current services through its internal research and development staff and joint development efforts with leading hardware and software vendors.

  Mobile Communications Services. Mobile communications services are communications services which (i) route incoming calls to predefined locations and (ii) allow users to make outbound calls while away from their home or office. The Company offers its mobile communications services on a direct or a wholesale basis to its customers. The following table describes available mobile communications features.


                        MOBILE COMMUNICATIONS SERVICES

-------------------------------------------------------------------------------------------------------------
FEATURE                           DESCRIPTION
  Calling Card Long Distance      Subscribers can place worldwide long distance calls at attractive rates.
-------------------------------------------------------------------------------------------------------------
  Call Connect/Call Screening     Inbound callers are routed by Premiere's platform to a predetermined phone number that is programmed by the subscriber. The platform records an announcement of the inbound caller and plays this announcement for the subscriber. The subscriber can then either accept the call or send it to voice mail. If the programmed phone number is a subscriber's pager, he or she is able to call into the platform and connect with the inbound caller upon receiving notification of the call.
-------------------------------------------------------------------------------------------------------------
  Message Notification            Subscribers can instruct the platform to notify them of receipt of messages in their mailboxes by means of a message sent to their pagers or by a call to a predesignated number. Special pager codes are used to identify the type of message (voice, fax or e-mail) that has been received.
-------------------------------------------------------------------------------------------------------------
  Personal 800 Numbers            Premiere can provide subscribers a personal 800 number that serves as a single point of access for callers to select various messaging options or attempt to locate the subscriber at predetermined phone numbers.
-------------------------------------------------------------------------------------------------------------
  Conference Calling              Subscribers can initiate conference calls by commands delivered through a telephone key pad.
-------------------------------------------------------------------------------------------------------------
  Information Services            Subscribers can access news, weather, sports and financial and other information updates provided by CNN or the Chicago Tribune.
-------------------------------------------------------------------------------------------------------------
  Speed Dial                      Subscribers can create their own personal speed dial directory which they can access each time they use the platform.
-------------------------------------------------------------------------------------------------------------
  Electronic Bill Payment         In connection with a relationship with CheckFree Corporation, subscribers can pay bills electronically through the platform.
-------------------------------------------------------------------------------------------------------------
  Travel & Concierge              Subscribers can make lodging, airline, rental car, dining and golf reservations and can obtain theater, concert and sporting event tickets without leaving the platform or dialing additional phone numbers. In addition, the platform offers travel assistance services, including emergency medical referrals, legal referrals and pre-trip destination information.
-------------------------------------------------------------------------------------------------------------

  Integrated Messaging. Premiere's integrated messaging services support all three major forms of messaging: voice mail; fax mail; and e-mail. Premiere offers integrated messaging services such as those described below.


                         INTEGRATED MESSAGING SERVICES

-----------------------------------------------------------------------------------------------------------------------------------
FEATURE                      DESCRIPTION
  Voice Mail                 Subscribers are provided with traditional voice mail
                             features allowing them to customize their mailbox greetings and to receive, save and delete voice mail messages.
-----------------------------------------------------------------------------------------------------------------------------------
  Enhanced Voice Messaging   Subscribers can obtain a locally accessed voice mail box
                             that provides the subscriber with network messaging to any mailbox on the system in the United States, Canada,
                             Australia and New Zealand. Enhanced features include, among others, distribution lists, return receipt and confidential and urgent tagging.
-----------------------------------------------------------------------------------------------------------------------------------
  Fax Mail                   Subscribers can receive and store fax transmissions and
                             later instruct the platform to forward the faxes to a
                             specified location. Callers may also attach a voice
                             introduction.
-----------------------------------------------------------------------------------------------------------------------------------
  E-mail                     Subscribers are provided with an e-mail address by Premiere or one of its partners. Messages can be read over the
                             telephone using proprietary text-to-speech functionality or sent to a fax machine. Subscribers can also respond to an e-
                             mail over the telephone by choosing from a variety of
                             standard responses.
-----------------------------------------------------------------------------------------------------------------------------------
  Cross-Media Messaging      Subscribers can convert messages from one format to another.
                             Premiere currently offers the following conversion options:
                             voice mail to an e-mail attachment; fax to an e-mail
                             attachment; e-mail to fax; and e-mail to voice.

  Internet-Based Communications Services. Premiere's primary Internet-based service is Orchestrate, a Web-based interface into the Company's computer telephony platform. Orchestrate is designed to allow subscribers to view and interact with a universal inbox and contact manager that support the Company's integrated messaging services, fax broadcast and conference call initiation services. Orchestrate is also designed to provide its subscribers with a virtual receptionist, a Web page that contains the user's contact information (e-mail address, home/work phone number, pager number, text or audio greeting) and subscriber defined links to other Web sites. Subscribers' Web pages are automatically generated by the Premiere platform from input provided by subscribers. Orchestrate operates using an Internet browser in connection with any PC connected to the Internet and does not require subscribers to purchase any additional specialized hardware or software. Orchestrate is operational and has been available in limited release. Orchestrate will be marketed to customers through certain of the Company's strategic partners such as CompuServe and USA.NET beginning in the first quarter of 1998. The Company anticipates commencing direct marketing of the Orchestrate product through print advertising and other channels in the second quarter of 1998. The Company believes that its competitors have not yet developed a publicly available network-based product which incorporates all of the functionalities of Orchestrate, although the Company's competitors have developed products which offer some, but not all, of the bundled services offered through Orchestrate.

  In addition, the Company is developing additional Internet-based communications services and features, including:

   . Third-Party PIM Compatibility. Subscribers would be able to transfer contact information from popular Personal Information Managers ("PIMs") into Orchestrate. Currently, the Company is testing the integration of Orchestrate with the Symantec ACT PIM and intends to integrate Orchestrate with other popular PIMs in the future.

   . Enhanced Conference Call Control. Similar to features available to a conference call bridge operator, subscribers would be able to control conference calls in session from their PCs. Features are expected to include muting and addition and deletion of selected callers.

  Call Center Management and Other Services. Premiere streamlines and enhances call processing and call routing for financial institutions and other large corporations. In a typical financial services application, such as the one currently being implemented for NationsBank. Premiere's platform is used to enhance call processing for checking, savings and other account information available through toll free telephone access.

  Through its recent acquisition of VoiceCom, Premiere also offers full service conference calling and voice response programming. Conference calling is currently resold under the VoiceCom name and is provided by a third-party service bureau. Voice response programming consists of a variety of applications that use custom voice prompts and commands input by the subscriber from the subscriber's telephone key pad to retrieve certain information by phone or fax and to respond to automatic messages or reminders sent by the voice response platform. Through the proposed Xpedite Merger, Premiere plans to offer enhanced electronic document distribution services. See "Prospectus Summary -- Recent Developments -- Xpedite Systems, Inc." and "Risk Factors -- Risk That Xpedite Merger Will Not Close" and "-- Risks Associated with Expansion of Enhanced Fax Services."

PREMIERE PLATFORM AND NETWORK

  Premiere has designed its platform and network to provide its subscribers with efficient and reliable service and to be easily expandable as network usage increases. The modular and scalable design of the platform and related software allows expansion of network capacity without requiring replacement of existing hardware or software or interrupting service. Premiere's open systems design approach enables Premiere to utilize readily available third party hardware and software in constructing its platform and facilitates the integration of services and information provided by third parties into the system. The platform delivers and distributes its services to users through its voice and data switching centers and is currently being integrated with the private frame relay network and locally deployed voice messaging POPs acquired by the Company in the Voice-Tel Acquisitions. This delivery infrastructure incorporates both third party and proprietary equipment as well as leased transmission facilities.

  Computer Telephony Platform. The computer telephony platform consists of digital telecommunications switches which interface with high speed client/server networks of personal computers, database servers, application servers and Web servers. Telnodes, clients on the network, are controlled by PCs which act as Network Managers. Servers on the network are responsible for performing functions requested by the Telnodes and Network Managers and are also responsible for storing and providing access to data. Web servers connected to the network firewall interface with the Internet and allow Premiere to offer access to certain of its services from any PC connected to the Internet. The network architecture is designed to be modular and scalable. To increase the capacity of the platform, the Company adds additional Network Managers, Telnodes and servers and, at certain points, must add additional modules to the digital switch, but is not required to replace existing Network Managers, Telnodes and servers. This modular systems approach also allows Premiere, at the request of licensees and strategic partners, to provide custom applications for subscribers. The client/server network utilizes a fault tolerant network operating system, and the network configuration provides for data on each server to be mirrored on a separate server, thereby providing redundancy for improved system reliability. Premiere maintains the ability to generate power in the event of a prolonged power outage, or if its uninterruptible power supply fails.

  The platform is controlled by proprietary application and database access software that was developed by the Company and is designed to be versatile and adaptable to meet the demands of strategic partners, licensees or individual subscribers. Applications written for custom or specific functions can be quickly developed and implemented across the network and offered to all of the Company's subscribers. Premiere maintains an internal development program in order to continually enhance its software.

  Switching and Transmission Facilities. Incoming and outgoing communications to the platform are transmitted via fiber optic trunk lines, which are provided by interexchange long distance service providers pursuant to contractual relationships with the Company. Premiere obtains transmission services from multiple carriers, thus enhancing Premiere's ability to avoid service interruptions caused by technical problems at a single carrier. Because each carrier's trunk lines physically terminate at Premiere's facility, Premiere can readily alter the routing of its transmission traffic in the event of technical difficulties.

  The Company opened an additional domestic switching facility in Dallas, Texas in September 1996. This facility is designed to provide geographical redundancy and increased capacity. The Dallas center is capable of handling 300 million transaction minutes per month, which is the same capacity as Premiere's core hub in Atlanta, Georgia. In addition, the Company established a data and switching center in London, England during 1996 and has begun development of a similar center in Toronto, Canada during 1997. These international centers are designed to reduce transmission costs associated with system access from international locations and allow Premiere to more effectively pursue opportunities with international customers and partners.

  Frame Relay Network and Local Messaging POPs. Premiere's private frame relay network connects messaging customers in dispersed locations through a secure private wide area network which is accessible via local access in metropolitan and other geographic areas which include approximately 90% of the United States, Canadian and Australian populations, and approximately 50% of the New Zealand population. Messages are captured and digitized at one of approximately 210 local POPs using a Centigram voice processing system. Users access these POPs through local direct inward dial numbers that are purchased from the appropriate LEC. Network interface boxes located at the POP then convert the digitized data from DDCMP protocol (the data processing protocol standard of Centigram's system) to the TCP/IP protocol. Once converted to TCP/IP format, the message's path is determined by a router, which directs the data to one of the 13 network hubs. These network hubs are co-located in sites utilized by WorldCom. The Company's Cascade frame relay switches, placed in the network hubs, then route the message data over leased frame relay connections to other hub sites or POPs within a hub region for delivery to the end user. The Company plans to integrate its private frame relay network and local messaging POPs with its computer telephony platforms in order to offer certain of its enhanced personal communications services on a local access basis.

  The Xpedite Network. Through the proposed Xpedite Merger, the Company plans to acquire the Xpedite Network, which the Company believes will allow it to offer Enhanced Fax Services and discounted international messaging services ("Discounted International Services") in a cost efficient manner. See "Prospectus Summary -- Recent Developments -- Xpedite Systems, Inc." and "Risk Factors -- Risk That Xpedite Merger Will Not Close." The Xpedite Network is able to serve the electronic messaging needs of its customers through the use of software and a document distribution system network of over 13,500 leased telecommunications lines and its "Nodal Partners." "Nodal Partners" are independent entities that have purchased an electronic document distribution system from Xpedite and which sell Discounted International Services. A "Node" is an element of the Xpedite Network located at a geographically distinct "point of presence" that allows access to or egress from the Xpedite Network via a local call.

  The proprietary network software that has been developed by Xpedite allows its Enhanced Fax Services customers access to the Xpedite Network via several communications options including fax machines, the Internet, mainframe or mini computers, and LANs. Customers who use fax machines to access the Xpedite Network for Enhanced Fax Services or Discounted International Services are connected to the Xpedite Network through an "autodialer," which routes the document over a lower-cost telecommunications line leased by Xpedite.

  The low-cost structure of the Xpedite Network is achieved through the use of leased telecommunications lines and Nodal Partners which allow Xpedite to transmit a greater number of faxes through inexpensive local calls rather than high priced long distance or international calls. The Xpedite Network is intended to provide customers with a reliable alternative for long distance and international document distribution at significant price discounts and cost savings, particularly in overseas telecommunications markets that are highly regulated and have limited competition. As it increases fax messaging traffic over the Xpedite Network, Xpedite is able to exploit economies of scale which result in lower costs per minute or per page and then pass a portion of these cost savings on to customers, further stimulating demand for Xpedite's services. Premiere plans to integrate the Xpedite Network with its private frame relay network and computer telephony platform to accelerate growth of enhanced fax and message delivery services worldwide.

  Xpedite charges for its fax services both on a per minute and a per page basis, with the bulk of its sales occurring on a per minute basis. A substantial portion of Xpedite's fax traffic terminates in cities where Xpedite or its affiliates have Nodes. Xpedite estimates that approximately 40% of its domestic fax deliveries in 1996 were routed over the Xpedite Network. Xpedite purchases long-distance services from MCI, Cable & Wireless LDDS (WorldCom) and a number of PTTs around the world, among others, to carry fax traffic that is routed to destinations where Xpedite does not have Nodes. In the future, Xpedite expects its total telecommunications costs per minute of fax traffic to decrease as an increasing amount of traffic is routed over the Xpedite Network.

  Billing. Depending on the services to which the customer subscribes, Premiere bills the customer either by its real-time EBIS or through an invoice. The Company bills customers at least monthly and in certain instances more frequently if the customer exceeds certain preset spending limits.

  Premiere's EBIS is designed to allow instant activation of subscribers' accounts, monitor subscribers' activity in real time and, while operating in the background without interrupting subscribers' service, interface with multiple financial institutions and electronically bill subscribers' credit cards or bank accounts. Customers also receive a monthly statement that provides a detailed accounting of their calling activity. The EBIS is configurable for the billing requirements of various financial institutions and currently interfaces electronically with approximately 3,000 banks and other financial institutions.

  Invoices are created by extracting call record data from either the platform or local voice messaging equipment. This data is collected, consolidated and processed to produce a customer invoice that can then be billed to either a business, corporate department or an individual.

SALES, MARKETING AND DISTRIBUTION

  Premiere markets its services through multiple distribution channels that encompass: (i) direct marketing efforts where Premiere is responsible for lead generation and sales; (ii) co-brand relationships in which Premiere offers its services to the customers of other companies, such as financial institutions, that are seeking to increase their revenue from and their goodwill with their customer base by offering value-added services; (iii) strategic relationships where Premiere may develop custom applications for its platform and market its services jointly with its strategic partners; and (iv) licensing arrangements where other companies market and sell Premiere's services under their names without significant assistance from Premiere. In all distribution channels, except licensing arrangements, Premiere enters into agreements pursuant to which it agrees to pay commissions to or share revenues with the parties who assist Premiere in marketing its services. The Premiere marketing staff is primarily responsible for providing marketing support to the four channels described above at varying levels of involvement, depending on the channel. The marketing staff is also responsible for promoting the Premiere corporate image in the marketplace.

  Direct Channels. Premiere markets its services directly under the Premiere WorldLink, Voice-Tel, AFCOM and VoiceCom names. Direct marketing and sales efforts have traditionally focused on print advertising and direct mailings targeted at mobile professionals or, with respect to AFCOM, direct marketing done in conjunction with financial institutions located on military bases. However, with its recent acquisitions, the Company acquired a nationwide direct sales force with a national accounts program. The Company believes that the direct sales force will enable it to broaden its base of business customers.

  The direct sales force has been recently organized by the Company into a regional reporting structure and a centrally managed national accounts program. Regional sales managers and their direct sales people have the ability to generate sales leads for all of Premiere's products and services within their defined geographic territories. These sales people target primarily single location small to medium-sized businesses. Other types of leads generated may be passed on to the appropriate group or channel (e.g. national accounts program or wholesale channel). The centrally managed national accounts program focuses on multi-location businesses that are better served by dedicated representatives with ultimate responsibility across different geographic regions. If appropriate, these national accounts sales people form account teams that include regional sales people when greater geographic coverage is needed or that include wholesale channel representatives when necessary. The direct sales organization also has traditionally marketed and continues to market to multilevel marketing organizations, such as Amway, and their independent representatives and distributors.

  Co-brand Relationships. Premiere has relationships with a number of other companies, including First Union, Discover Card and the Royal Bank of Scotland PLC, under which Premiere provides its services to customers of those companies. The other company generally offers its customers access to Premiere's services, and Premiere pays subscriber and usage based fees to the other company with respect to each subscriber who subscribes to a co-branded service. Premiere believes that companies which enter into co-brand relationships with Premiere are motivated by the ability to offer additional value to their customers, reinforce brand equity through custom voice prompts that their customers hear each time they access the service, communicate with their customers by broadcasting voice, fax or e-mail messages, and derive additional revenue. Marketing and fulfillment materials are generally issued under the Premiere WorldLink name, with the other company also placing its logo on the materials.

  Strategic Partners. The Company also markets its services by establishing strategic relationships with parties including American Express and CompuServe whose customers have an anticipated need for enhanced communications services provided by Premiere. Strategic relationships are intended to provide the Company's strategic partners with: (i) an efficient means of communicating with their customers through Premiere's voice mail, e-mail and fax mail features; (ii) increased visibility to their customers through customized greetings and a private branded communications card; (iii) the ability to provide customized services to their customers over Premiere's platform; and
(iv) an additional source of revenue. These relationships provide the Company with the opportunity to develop specialized services for the strategic partner's customers which, in certain circumstances, the Company can later offer to its subscribers. In connection with these strategic relationships, services are generally issued in the name of Premiere's strategic partner and bear a logo and design of the strategic partner's choosing. The fulfillment materials generally state that services are provided by Premiere.

  Licensing and Wholesale Relationships. Companies such as WorldCom, NationsBank, UniDial and Touch 1 Communications, Inc. ("Touch 1 Communications") have chosen to outsource part or all of their personal communications services to Premiere. Premiere licenses use of its platform, voice messaging network and call center technology to these companies. Such relationships enable these companies to: (i) provide enhanced services to their customers; (ii) generate additional revenue without developing or investing in their own infrastructure; and (iii) reduce costs and improve operational efficiencies through the use of more advanced technologies than are internally available. The platform's and network's open architecture allows customization of services for the licensee or wholesale customer. Premiere generally provides its licensee or wholesale customers with access to customer and billing records for marketing and billing purposes. Licensee and wholesale customers generally are responsible for billing the end user and generally provide their own transmission facilities for use with Premiere's services. Services are private labeled by the licensee or wholesale customer with Premiere's contribution transparent to the end user. Services are also generally provided under agreements with 24- to 48-month terms which require the payment of a minimum monthly fee if specified minimum targets are not met.

RESEARCH AND DEVELOPMENT

  Premiere's research and development and engineering personnel are responsible for developing, testing and supporting proprietary software applications, as well as creating and improving enhanced system features and services. Premiere's research and development strategy is to focus its efforts on enhancing its proprietary software and integrating its software with readily available software and hardware when feasible. Premiere maintains an internal software development program pursuant to which the Company introduces major and minor enhancements of its software.

  As of September 30, 1997, Premiere employed 60 people in research and development and engineering positions. Premiere's research and development team continuously monitors and performs necessary improvements to the operation of the computer telephony platform, the EBIS and other billing systems and messaging systems and network connections to determine if software or hardware modifications are necessary. Premiere's research and development and engineering personnel also engage in joint development efforts with Premiere's strategic partners and vendors.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

  Premiere believes that effective customer service is essential to attracting and retaining subscribers. Premiere's customer service department is responsible for educating and assisting subscribers in using Premiere's services, for resolving billing related issues and, in consultation with Premiere's technical support personnel, for resolving technical problems subscribers may have in using Premiere's services. As of September 30, 1997, Premiere employed a staff of approximately 262 people in customer service positions. Premiere provides customer service through either Atlanta-based call centers or regionally located representatives. Regionally located representatives are primarily responsible for supporting Voice-Tel voice messaging customers while Premiere's call centers provide 24 hours per day, seven days per week coverage to assist customers using all other services.

  Premiere employs separate personnel who are responsible for technical support functions. These employees are responsible for performing more technically demanding support activities, such as voice messaging and certain other types of account provisioning and administration, consulting with Premiere's strategic partners and licensees regarding technical issues and resolving technical issues brought to their attention by the customer service department. As of September 30, 1997, Premiere employed 65 people in technical support positions, the majority of which were located in Atlanta.

COMPETITION

  Premiere's competitive strategy is to seek to gain a competitive advantage by being among the first companies to offer an integrated personal communications solution, being an innovator in the integrated personal communications services market and offering unique and innovative services to its subscribers. The Company intends to capitalize on strategic relationships with WorldCom, American Express and others in order to build its subscriber base and to maintain and increase subscriber loyalty. The Company believes that the principal competitive factors affecting the market for personal communications services are price, quality of service, reliability of service, degree of service integration, ease of use, service features and name recognition. The Company believes that it competes effectively in these areas.

  The market for the Company's services is intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to increase in the future. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than the Company. Although the Company is aware of several companies that are marketing enhanced calling cards, it is not aware of any major competitor that is marketing an integrated personal communications service identical to the service marketed by the Company. Many of the Company's competitors have substantial resources and technical expertise and could likely develop such a service if they chose to expend sufficient resources. The Company believes that existing competitors are likely to expand their service offerings and that new competitors are likely to enter the personal communications market and to attempt to integrate such services, resulting in greater competition for the Company. Such competition could materially adversely affect the Company's business, financial condition and results of operations.

  The Company attempts to differentiate itself from its competitors in part by offering an integrated suite of enhanced personal communications services. Other providers currently offer each of the individual services and certain combinations of the services offered by the Company. The Company's worldwide long distance services and features, including those acquired pursuant to the Voice-Tel Acquisitions, compete directly with services provided by companies such as AT&T, MCI and Sprint as well as smaller interexchange long distance providers. The Company's voice mail services, including those acquired in the Voice-Tel Acquisitions and the VoiceCom acquisition, compete with voice mail services provided by AT&T, certain RBOCs and other service bureaus as well as by equipment manufacturers, such as Octel, Northern Telecom, Siemens, Centigram, Boston Technology and Digital Sound. The Company's enhanced travel, concierge, news and e-mail services compete with services provided by America Online, Prodigy and numerous Internet service providers. The Company's paging services compete with paging services offered by companies such as AT&T and MCI.

  The Company's Orchestrate service, which will be marketed during the first quarter of 1998, is expected to compete with products offered by companies such as Octel, Microsoft, Novell, Lucent and numerous smaller entities. For example, Octel and Microsoft recently announced a service, called "Unified Messenger," which places all voice mail, e-mail and fax messages in a single mailbox accessible by computer or telephone. These competing products incorporate some, but not all, of the bundled services offered through Orchestrate. In addition, over the past few years, the number of companies offering call center technology, including AT&T, MCI and Lucent, has grown dramatically, primarily in response to major outsource initiatives as well as significantly lower technology costs. The Company expects that other parties will develop and implement information and telecommunications service platforms similar to its platform, thereby increasing competition for the Company's services.

  Premiere recently entered into the Merger Agreement with Xpedite and Acquisition Sub. Through the proposed Xpedite Merger, Premiere plans to offer Enhanced Fax Services. See "Prospectus Summary -- Recent Developments --
 Xpedite Systems, Inc.," "Risk Factors -- Risk That Xpedite Merger Will Not Close" and "-- Risks Associated with Expansion of Enhanced Fax Services." Xpedite's fax communication services currently compete with services provided by each of AT&T, MCI and Sprint, and many of the PTTs around the world. Neither Premiere nor Xpedite can predict whether AT&T, MCI, Sprint, any Internet service provider or PTT or any other competitor will expand its fax communications services business, and there can be no assurance that these or other competitors will not commence or expand their businesses. Moreover, Xpedite's receiving, queuing, routing and other systems logic and architecture are not proprietary to Xpedite and as a result, there can be no assurance that such information will not be acquired or duplicated by Xpedite's existing and potential competitors. Generally, Xpedite does not typically have long-term contractual agreements with its customers and there can be no assurance that its customers will continue to transact business with Premiere in the future. In addition, even if there is continued growth in the use of electronic document distribution services, there can be no assurance that potential customers will not elect to use their own equipment to fulfill their needs for electronic document distribution services. There also can be no assurance that customers will not elect to use alternatives to Xpedite's electronic document distribution services, including the Internet, to carry such customers' communications or that companies offering such alternatives will not develop product features or pricing which are more attractive to customers than those currently offered by Xpedite.

  In addition, the 1996 Act allows LECs, including the RBOCs, to provide inter-LATA long distance telephone service, which will likely significantly increase competition for long distance services. The new legislation also grants the FCC the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of an integrated suite of personal communications services by regulated entities, including the RBOCs, in competition with the Company. Such increased competition could have a material adverse effect on the Company's business, financial condition and results of operations.

  Telecommunications companies compete for consumers based on price, with major long distance carriers conducting extensive advertising campaigns to capture market share. There can be no assurance that a decrease in the rates charged for communications services by the major long distance carriers or other competitors, whether caused by general competitive pressures or the entry of the RBOCs and other LECs into the long distance market, would not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company expects that information and telecommunications services markets will continue to attract new competitors and new technologies, possibly including alternative technologies that are more sophisticated and cost effective than the Company's technology. The Company does not have the contractual right to prevent its subscribers from changing to a competing network, and the Company's subscribers may generally terminate their service with the Company at will. See "Risk Factors -- Competition."

LEGISLATIVE MATTERS

  The 1996 Act was intended to increase competition in the long distance and local telecommunications markets. The 1996 Act opens competition in the local services market and, at the same time, contains provisions intended to protect consumers and businesses from unfair competition by incumbent LECs, including the RBOCs. The 1996 Act allows RBOCs to provide long distance service outside of their local service territories but bars them from immediately offering in-region inter-LATA long distance services until certain conditions are satisfied. An RBOC must apply to the FCC to provide in-region inter-LATA long distance services and must satisfy a set of pro-competitive criteria intended to ensure that RBOCs open their own local markets to competition before the FCC will approve such application. Further, while the FCC has final authority to determine whether an RBOC application is granted, the FCC must consult with the Department of Justice to determine if, among other things, the entry of the RBOC would be in the public interest, and with the relevant state to determine that the pro-competitive criteria have been satisfied. The Company is unable to determine how the FCC will rule on any such applications.

  The 1996 Act provides a framework for the Company's Operating Subsidiaries and other long distance carriers to compete with LECs by reselling local telephone service, by interconnecting to LEC network facilities at various points in the network, or by building new local service facilities. In the future, the Operating Subsidiaries may decide to lease unbundled network elements, which could also be used as a platform to provide access to the Company's services, or to build local service facilities. The Operating Subsidiaries' decision to enter the local services market is dependent on the economic viability of the options and on the regulatory environment, which will likely vary by state.

GOVERNMENT REGULATION

  The Operating Subsidiaries provide both telecommunications and information services. Consequently, the Operating Subsidiaries are subject to extensive federal and state regulation in the United States. Various international authorities may also seek to regulate the services provided by the Operating Subsidiaries.

  Tariffs and Detariffing. The Operating Subsidiaries are classified by the FCC as non-dominant carriers for their domestic interstate and international common carrier telecommunications services. Common carriers that provide domestic interstate and international telecommunications services must maintain tariffs on file with the FCC describing rates, terms and conditions of service. While the tariffs of non-dominant carriers, such as the Operating Subsidiaries, are subject to FCC review, they are presumed to be lawful upon filing with the FCC. Currently, the Operating Subsidiaries either have applied for and received, or are in the process of applying for and receiving, all necessary authority from the FCC to provide domestic interstate and international telecommunications services. However, at this time, only PCI has been granted authority by the FCC to provide domestic interstate and international telecommunications services.

  In October 1996, the FCC issued an order detariffing long distance services which prohibited non-dominant long distance carriers from filing tariffs for domestic, interstate, long distance services in the future. The FCC's scheduled detariffing rules were to become effective September 22, 1997. The detariffing rules were appealed by several parties, and in February 1997, the U.S. Court of Appeals for the District of Columbia Circuit issued a temporary stay preventing the rules from taking effect pending judicial review. The Company and the Operating Subsidiaries are currently unable to predict what impact the outcome of the FCC's detariffing proceeding will have on the Company or the Operating Subsidiaries.

  Local Interconnection and Resale. In August 1996, the FCC adopted an order (the "Interconnection Order") which established a minimum set of rules relating to the manner in which all telecommunications carriers would be able to interconnect with the LECs' networks. The Interconnection Order addressed several important interconnection issues, including unbundled network element purchase, resale discounts, and negotiation and arbitration procedures between LECs and long distance carriers.

  Several states, companies, associations and other entities appealed the Interconnection Order. On July 18, 1997, the U.S. Court of Appeals for the Eighth Circuit overturned many of the rules established by the FCC's Interconnection Order governing, among other things, the pricing of interconnection, resale and unbundled network elements. The Court's decision substantially limits the FCC's jurisdiction and expands the state regulators' jurisdiction to set and enforce rules governing the development of local competition. The Company is currently considering entering the local exchange market as a so-called competitive local exchange carrier ("CLEC"). If the Company becomes a CLEC, it will face rules that are likely to vary substantially from state to state. A patchwork of state regulations could make competitive entry by the Operating Subsidiaries in some markets more difficult and expensive than in others and could increase the costs of regulatory compliance associated with local entry.

  The FCC has announced its intent to appeal the Court's ruling to the U.S. Supreme Court and other parties are also expected to appeal the Court's decision. Due to this uncertainty, the Company and the Operating Subsidiaries are unable to predict what impact the Court's decision will have on the Operating Subsidiaries' ability to offer competitive local service, and no assurance can be given that the Court's decision will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Universal Service Reform. On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for schools and libraries with an annual cap of $2.25 billion and for rural health care providers with an annual cap of $400 million. Providers of interstate telecommunications service, such as the Operating Subsidiaries, as well as certain other entities, must pay for the federal programs. The Operating Subsidiaries' share of the schools, libraries and rural health care funds will be based on their share of the total industry for telecommunications services and on certain defined telecommunications end user revenues. The Operating Subsidiaries' share of all other federal subsidy funds will be based on their share of total interstate (including certain international) telecommunications services and on certain defined telecommunications end user revenues. Several parties have appealed the May 8, 1997 order, and those appeals have been consolidated in the U.S. Court of Appeals for the Fifth Circuit. No assurance can be given that the FCC's universal service order will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Access Charge Reform. On May 16, 1997, the FCC released an Access Charge Reform Order, which revised rules governing the interstate switched access charge rate structure. The new rules are intended to eliminate implicit subsidies and to establish rate structures that better reflect the manner in which costs are incurred. The new rules substantially increase the costs that price cap LECs recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. The manner in which the FCC implements its approach to lowering access charge levels will have an effect on the prices the Operating Subsidiaries pay for originating and terminating interstate traffic. Portions of the Access Charge Reform Order have been appealed. In light of the uncertainty regarding ultimate disposition of the Access Charge Reform proceeding by the FCC and the courts, the Company is unable to predict what impact the FCC's revised access charge scheme will have on the Operating Subsidiaries' access charge cost structure.

  Payphone Compensation. In September 1996, the FCC issued an order adopting rules to implement the 1996 Act's requirements establishing "a per call compensation plan to ensure all payphone service providers are fairly compensated for each and every completed call using their payphone." This order included a specific fee to be paid to each payphone service provider by long distance carriers and intra-LATA toll providers (including LECs) on all "dial around" calls, including debit card and calling card calls. On July 1, 1997, the U.S. Court of Appeals for the D.C. Circuit overturned some of the FCC rules for the implementation plan.

  On October 7, 1997, the FCC issued a second order, revising the per-call, compensation amount to be paid to payphone service providers. Specifically, the FCC decreased the compensation amount to $0.284 per call. The Operating Subsidiaries began paying this per-call amount on October 7, 1997. This compensation amount will remain in effect until October 6, 1999, when a market-based rate will become effective. Although the Operating Subsidiaries expect to incur additional costs to receive "dial around" calls that originate from payphones, the FCC has permitted long distance carriers, such as the Operating Subsidiaries, to pass such costs through to their customers.

  State Regulation. Most PUCs require carriers that wish to provide intrastate common carrier services to be authorized to provide such services. The Operating Subsidiaries either have applied for and received, or are in the process of applying for and receiving, all necessary authorizations to provide intrastate long distance services.

  The Operating Subsidiaries are generally not subject to price regulation or to rate of return regulation for their intrastate services. In most states, however, the Operating Subsidiaries are required to file tariffs setting forth the terms, conditions and prices for their intrastate services. In some state jurisdictions, the tariff can list a rate range for intrastate services. The Operating Subsidiaries may be subject to additional regulatory burdens in some states, such as compliance with quality of service requirements or remittance of contributions to support state sponsored universal service. The Operating Subsidiaries' ability to incur long-term indebtedness is subject to prior PUC approval in some state jurisdictions. In addition, some state PUCs regulate the issuance of securities and the transfer of control of entities subject to their jurisdiction. These state regulations may have attached to the Company's recent acquisitions of one or more of the Operating Subsidiaries. Currently, the Company is reviewing whether and to what extent additional regulatory compliance is required in this regard.

  Other. In conducting its business, the Company is subject to various laws and regulations relating to commercial transactions generally, such as the Uniform Commercial Code and is also subject to the electronic funds transfer rules embodied in Regulation E promulgated by the Federal Reserve. Congress has held hearings regarding, and various agencies are considering, whether to regulate providers of services and transactions in the electronic commerce market. For example, the Federal Reserve recently completed a study, directed by Congress, regarding the propriety of applying Regulation E to stored value cards. The Department of Treasury recently promulgated proposed rules applying record keeping, reporting and other requirements to a wide variety of entities involved in electronic commerce. It is possible that Congress, the states or various government agencies could impose new or additional requirements on the electronic commerce market or entities operating therein. If enacted, such laws, rules and regulations could be imposed on the Company's business and industry and could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's proposed international activities also will be subject to regulation by various international authorities and the inherent risk of unexpected changes in such regulation.

PROPRIETARY RIGHTS AND TECHNOLOGY

  The Company's ability to compete is dependent in part upon its proprietary technology. The Company relies primarily on a combination of intellectual property laws and contractual provisions to protect its proprietary rights and technology. These laws and contractual provisions provide only limited protection of the Company's proprietary rights and technology. The Company's proprietary rights and technology include confidential information and trade secrets which the Company attempts to protect through confidentiality and nondisclosure provisions in its licensing, services, reseller and distribution agreements. The Company typically attempts to protect its confidential information and trade secrets through these contractual provisions for the term of the applicable agreement and, to the extent permitted by applicable law, for some negotiated period of time following termination of the agreement, typically one to two years at a minimum. In addition, Premiere has three patent applications pending and nine trademark or service mark registrations pending. Premiere has two registered service marks. Voice-Tel has been issued two U.S. patents and has one U.S. patent application pending. Voice-Tel also has five registered U.S. trademarks or service marks and approximately 40 foreign trademark or service mark registrations or pending applications. VoiceCom has two registered U.S. trademarks and one registered foreign trademark. Despite the Company's efforts to protect its proprietary rights and technology through intellectual property laws and contractual provisions, there can be no assurance that others will not be able to copy or otherwise obtain and use the Company's proprietary technology without authorization, or independently develop technologies that are similar or superior to the Company's technology. However, the Company believes that, due to the rapid pace of technological change in the information and telecommunications service industry, factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and the timeliness and quality of support services are more important to establishing and maintaining a competitive advantage in the industry. See "Risk Factors -- Limited Protection of Proprietary Rights and Technology."

  Many patents, copyrights and trademarks have been issued in the general areas of information and telecommunications services and computer telephony. The Company believes that in the ordinary course of its business third parties will claim that the Company's current of future products or services infringe the patent, copyright or trademark rights of such third parties. The Company is aware of other companies that use the terms "WorldLink" or "Premiere" in describing their products and services, including telecommunications products and services. Certain of those companies hold registered trademarks which incorporate the names "WorldLink" or "Premiere." The Company has received correspondence from a provider of prepaid calling cards which claims that the Company's use of the term "WorldLink" infringes upon its trademark rights. In addition, the Company has received correspondence from a major bank, which is among the holders of registered trademarks incorporating the term "WorldLink," inquiring as to the nature of the Company's use of the term "WorldLink" as part of its mark "Premiere WorldLink." Based on, among other things, the types of businesses in which the other companies are engaged and the low likelihood of confusion, the Company believes these claims to be without merit.

  In October 1996, VTE received a letter from a third party claiming that certain aspects of VTE's products and services may be infringing upon one or more of the third party's patents. The Company has reviewed the patent claims of the third party and does not believe that the Company's products or services infringe on the claims of the third party. No patent infringement claims against the Company have been filed by the third party at this time. Should the third party file patent infringement claims against the Company, the Company believes that it would have meritorious defenses to any such claims. However, due to the inherent uncertainties of litigation, the Company is unable to predict the outcome of any potential litigation with the third party, and any adverse outcome could have a material adverse effect on the Company's business, results of operations or financial condition. Even if the Company were to ultimately prevail, the Company's business could be adversely affected by the diversion of management attention and litigation costs. Because of this risk, the Company withheld in escrow approximately 176,000 shares of Common Stock from the purchase price of VTE and VTN. This escrow arrangement terminates in April 2000. There can be no assurance that such escrow will be sufficient to fully cover the Company's exposure in the event of litigation or an adverse outcome to the potential infringement claims.

  In February 1997, the Company entered into a long-term nonexclusive license agreement with AudioFAX settling a patent infringement suit filed by AudioFAX in June 1996. In the third quarter of 1996, the Company took a one-time charge for the estimated legal fees and other costs that the Company expected to incur to resolve this matter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In September 1997, VoiceCom also entered into a long-term nonexclusive license agreement with AudioFAX.

  In May 1997, Premiere received a letter from a manufacturer and marketer of certain telecommunications equipment asserting that Premiere is offering certain "calling card and related enhanced services," "single number service" and "call connecting services" covered by three patents held by that company and inviting Premiere to obtain a license. Premiere has preliminarily reviewed the subject patents and, based on that review, presently believes that its products and services currently being marketed do not infringe two of the patents. Premiere intends, however, to conduct a further review of these two patents in order to determine whether it would be helpful to its future products and services to license the patents. The third patent relates to certain call reorigination technology. Premiere is conducting a further review of this patent to determine if its call reorigination system would infringe any valid rights under this patent. If Premiere ultimately determines that it is infringing this patent, it could seek to license the technology or discontinue using it and employ an alternate technology. There can be no assurance that Premiere would be able to license the technology on commercially reasonable terms or that it could easily and inexpensively migrate to a new call reorigination technology. Premiere's call reorigination service is only one service that it offers, and management does not believe that this service is critical to the marketing of Premiere's overall suite of services. Consequently, Premiere does not believe that its inability to license the technology or migrate to a new technology would have a material adverse effect on its business, financial condition and results of operations. No claim has been asserted beyond this letter, but no assurance can be given that the third party will not commence an infringement action against Premiere. If a patent infringement claim is brought against Premiere, there can be no assurance that Premiere would prevail and any adverse outcome could have a material adverse effect on Premiere's business, financial condition and results of operations.

  In May 1997, the Company received a letter from counsel for a provider of goods and services in the telecommunications field objecting to the Company's use of the phrase "personal assistant" based on that company's federally registered "personal assistant" service mark. On June 18, 1997, counsel for the Company responded to the objections, noting that the Company did not intend to use, nor would it use in the future, the words "personal assistant" as a trademark or service mark, but instead would merely use these words to describe the nature of its product. The Company has not heard anything further from the potential claimant and believes that the matter has been resolved.

  In July 1997, the Company received a letter from counsel for a French publishing company objecting to the Company's use of the "Premiere" trademark. Based on, among other things, the type of business in which the French company is engaged and the low likelihood of confusion, the Company believes that these claims are without merit. Due to the inherent uncertainties of litigation, however, the Company is unable to predict the outcome of any potential litigation with the French company, and any adverse outcome could have a material effect on the Company's business, financial condition and results of operations. Even if the Company were to prevail in such a challenge, the Company's business could be adversely affected by the diversion of management attention and litigation costs.

  No assurance can be given that actions or claims alleging patent, copyright or trademark infringement will not be brought against the Company with respect to current or future products or services, or that, if such actions or claims are brought, the Company will ultimately prevail. Any such claiming parties may have significantly greater resources than the Company to pursue litigation of such claims. Any such claims, whether with or without merit, could be time consuming, result in costly litigation, cause delays in introducing new or improved products and services, require the Company to enter into royalty or licensing agreements, or cause the Company to discontinue use of the challenged technology, tradename or service mark at potentially significant expense to the Company associated with the marketing of a new name or the development or purchase of replacement technology, all of which could have a material adverse effect on the Company's business, financial condition and results of operation. See "Risk Factors -- Risk of Infringement Claims" and "-- Legal Proceedings."

EMPLOYEES

  As of December 1, 1997, the Company employed 922 persons on a full-time basis and 29 persons on a part-time basis. None of the Company's employees are members of a labor union or are covered by a collective bargaining agreement.

PROPERTIES

  Premiere's corporate headquarters occupy approximately 103,400 square feet of office space in Atlanta, Georgia under a lease expiring August 31, 2007. Voice-Tel's headquarters occupy approximately 30,000 square feet of office space in Cleveland, Ohio under a lease expiring in October 1999. VoiceCom's headquarters occupy approximately 26,400 square feet of office space in Atlanta, Georgia under a lease expiring April 30, 2001. The Company also has data and switching centers in Atlanta, Georgia, Dallas, Texas, London, England and has begun development of a similar center in Toronto, Canada. The Company believes that its current office space is sufficient to meet its present needs and does not anticipate any difficulty securing additional space, as needed, on terms acceptable to the Company.

LEGAL PROCEEDINGS

  On January 21, 1997, Eric Bott, E.B. Elliott and Cost Recovery Systems, Inc. ("CRS") filed a complaint against the Company, PCI and the Company's president, Boland T. Jones, in the Superior Court of Fulton County, Georgia ("Civil Action"). As of December 2, 1997, the Company, PCI and Mr. Jones entered into a settlement agreement with Mr. Bott which settled and disposed of Mr. Bott's claims in connection with this litigation. On December 12, 1997, Mr. Elliott and CRS filed a Second Amended Complaint against Premiere and Boland T. Jones in the Civil Action. The first count seeks an accounting of commissions that Mr. Elliott and CRS allege may be due to them under a sales commission agreement between CRS and Premiere. The second count seeks options for 72,000 shares of Premiere Common Stock that Mr. Elliott and CRS claim are due to them, or damages in the alternative. The third count seeks to recover the Plaintiffs' reasonable attorneys' fees. In the Second Amended Complaint, the remaining plaintiffs have dropped their prior request for punitive damages. The Company believes it has meritorious defenses to Mr. Elliott's and CRS' remaining allegations, but due to the inherent uncertainties of the litigation process, the Company is unable to predict the outcome of this litigation. If the outcome of this litigation is adverse to the Company, it could have a material adverse effect on the Company's business, financial condition and results of operations. The settlement with Mr. Bott will not have a material adverse effect on the Company's business, financial condition and results of operations.

  On August 6, 1996, CNC, a licensing customer of the Company, was placed into bankruptcy under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On August 23, 1996, CNC filed a motion to intervene in a separate lawsuit brought by a CNC creditor in the United States District Court for the Southern District of New York against certain guarantors of CNC's obligations and to file a third-party action against numerous entities, including such CNC creditor and PCI for alleged negligent misrepresentations of fact in connection with an alleged fraudulent scheme designed to damage CNC. The court has not ruled on CNC's request. Based upon the bankruptcy examiner's findings and the subsequently appointed bankruptcy trustee's investigation of potential actions directed at PCI, including an avoidable preference claim under the Bankruptcy Code of an amount up to approximately $950,000, the trustee and PCI have reached a tentative agreement on all issues between the parties, including dismissal of the above referenced lawsuit, subject to Bankruptcy Court approval. The terms of the proposed settlement have been incorporated into a proposed plan of reorganization filed by the trustee with the Bankruptcy Court. Based upon hearings before the Bankruptcy Court, the trustee filed a motion requesting approval of the settlement on November 18, 1997. Due to the inherent uncertainties of the judicial system, the Company is not able to predict with certainty whether the above-described settlement will be approved by the Bankruptcy Court. If the settlement is not approved and the trustee successfully pursues possible litigation against the Company, it could have a material adverse effect on the Company's business, financial condition and results of operations.

  On November 26, 1997, Wael Al-Khatib ("Al-Khatib"), the sole shareholder and former president of CNC, and his company, Platinum Network, Corp. ("Platinum") (Al-Khatib and Platinum are collectively referred to herein as "Plaintiffs"), filed a complaint against PCI, WorldCom Network Services, Inc. f/k/a WilTel, Inc., Bernard J. Ebbers, David F. Meyers, Robert Vetera, Joseph Cusick, William Trower, Don Wilmouth, Digital Communications of America, Inc., Boland Jones, Patrick Jones, and John Does I-XX (the "Defendants") in the Eastern District of New York, United States District Court (the "Al-Khatib lawsuit"). In their complaint, Plaintiffs contend that, during 1996, PCI, certain officers of PCI and the other Defendants engaged in a fraudulent scheme to restrain trade in the debit card market nationally and in the New York debit card sub-market. The Plaintiffs' complaint alleges that by engaging in the aforementioned scheme and by making misrepresentations of fact in connection with the scheme, PCI and the other Defendants caused the Plaintiffs to suffer harm. The

Plaintiffs are seeking at least $250 million in compensatory damages and $500 million in punitive damages from PCI and the other Defendants. PCI has not yet filed its response to the complaint in the Al-Khatib lawsuit. PCI believes that it has meritorious defenses to the Plaintiffs' allegations and will vigorously defend the same. Due to the inherent uncertainties of the judicial system, the Company is not able to predict the outcome of the Al-Khatib lawsuit. If the Al-Khatib lawsuit is not resolved in the Company's favor, it could have a material adverse effect on the Company's business, financial condition and results of operations.

  On September 20, 1996, Peter Lucina ("Lucina") filed a complaint against the Company, Donald B. Gasgarth ("Gasgarth") and Patrick G. Jones ("Jones") in the United States District Court for the Eastern District of Illinois. As of December 3, 1997, the Company, Gasgarth and Jones entered into a settlement agreement with Lucina which settled and disposed of Lucina's claims in connection with this litigation, and this settlement was approved by the Court on December 15, 1997. This settlement will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Due to the inherent uncertainties of the litigation process and the judicial system, the Company is unable to predict the outcome of the foregoing litigation matters. If the outcome of one or more of such matters is adverse to the Company, it could have a natural adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors --
 Potential Adverse Impact on Pending Litigation."

                                  MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  The Board of Directors (the "Board") currently consists of four directors, divided into three classes of directors serving staggered three-year terms. Directors and executive officers of the Company are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Directors of the Company are elected at the annual meeting of stockholders. Executive officers of the Company generally are appointed at the Board's first meeting after each annual meeting of stockholders. The executive officers, key employees and directors of the Company and their ages as of December 1, 1997 are as follows:

                                                                                 TERM AS
                                                                                 DIRECTOR
          NAME           AGE                      POSITION                       EXPIRES
Boland T. Jones(1)(5)...  37 Chairman of the Board of Directors and President      2000
                             of the Company
Jeffrey A. Allred.......  44 Executive Vice President of Strategic                  --
                             Development of the Company
Patrick G. Jones........  46 Senior Vice President of Finance and Legal             --
                             and Secretary of the Company
Julianne F. Vaio........  33 Treasurer of the Company                               --
Curtis L. Garner, Jr....  50 President of PCI                                       --
William E. Welsh........  55 President of VTE                                       --
Randolph W. Salisbury...  43 Senior Vice President of Marketing of PCI              --
Thomas E. Houlihan......  42 Vice President of Engineering and Operations of PCI    --
Raja Rajaraman..........  54 Vice President of Operations and Development of VTE    --
George W. Baker,          61 Director                                              2000
 Sr.(3)(5)(6)...........
Eduard J. May-            44 Director                                              1998
 er(2)(4)(6)............
Raymond H. Pirtle,        56 Director                                              1999
 Jr.(2)(3)(4)...........

--------
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Strategic Planning Committee.
(5) Member of the 1994 Stock Option Plan Committee.
(6) Member of the 1995 Stock Plan Committee.

  Boland T. Jones, a founder of the Company, has served as a Director and Chief Executive Officer or President of the Company since its inception in July 1991. Since September 1993, Mr. Jones has served as the Chairman of the Board of Directors. From 1986 until founding the Company, Mr. Jones served as Chairman, Chief Executive Officer and President of American Network Exchange, Inc., a diversified transmission provider specializing in niche markets.

  Jeffrey A. Allred has served as Executive Vice President of Strategic Development of the Company since August 1997. From June 1996 until August 1997, Mr. Allred was a partner in the Atlanta, Georgia office of the law firm of Alston & Bird LLP. From February 1992 until June 1996, Mr. Allred was a partner in the Atlanta, Georgia office of the law firm of Nelson Mullins Riley & Scarborough, L.L.P.

  Patrick G. Jones has served as Senior Vice President of Finance and Legal of the Company since November 1995. Since December 1995, Mr. Jones has also served as the Company's Secretary. From February 1993 until November 1995, Mr. Jones was a partner in the Atlanta, Georgia office of the law firm of Nelson Mullins Riley

& Scarborough, L.L.P. From February 1989 until February 1993, Mr. Jones was a partner in the Atlanta, Georgia law firm of Long, Aldridge & Norman.

  Julianne F. Vaio has served as Treasurer of the Company since September 1996. From January 1995 until September 1997, Ms. Vaio served as Senior Director of Finance/Controller of PCI. From 1992 through 1994 Ms. Vaio served as Controller of Novato National Bank and Accounting Manager of Pillar Corporation (now Hyperion Software Corp.) and from 1987 until 1992 she was with Arthur Andersen.

  Curtis L. Garner, Jr. has served as President of PCI since November 1, 1997. From 1981 until October 1997, Mr. Garner served in various senior management positions with AT&T, most recently as Chief Financial Officer, Southern/Southwest Regions, AT&T Consumer Markets Division.

  William E. Welsh has served as President of VTE since April 1997. From 1993 to April 1997, Mr. Welsh served as the Executive Director to the VTE National Accounts Program, an unincorporated association of Voice-Tel franchisees. From 1986 to April 1997, Mr. Welsh served as the President and Chief Executive Officer of William E. Welsh and Associates, Inc., a consultant to manufacturing and distribution companies. From 1989 to April 1997, Mr. Welsh also served as the President and Chief Executive Officer of Steel Products Corp. of Akron.

  Randolph W. Salisbury has served as Senior Vice President of Marketing of PCI since September 1997. From 1985 to 1997, Mr. Salisbury served as Senior Vice President and Partner of Fitzgerald & Company, an independent advertising agency in Atlanta, Georgia, which has assisted the Company since January 1996 in the development and implementation of its marketing programs.

  Thomas E. Houlihan has served as Vice President of Engineering and Operations of PCI since September 1997, and from May 1996 to September 1997 he served as Director of Network Operations of PCI. From 1992 to 1996, Mr. Houlihan served as Vice President of Network for Corporate Telemanagement Group, Inc.

  Raja Rajaraman has served as Vice President of Operations and Development of VTE since July 1994. From 1989 to 1994, Mr. Rajaraman held the positions of Vice President, Corporate Strategy and Business Development, and Vice President, Technology and Architecture for British Telecom North America.
Mr. Rajaraman has an MBA and Ph.D. in Management Science from the State University of New York in Buffalo.

  George W. Baker, Sr. has been a Director of the Company since the Company's inception in July 1991. Since July 1988, Mr. Baker has served as a Director, President and Chief Executive Officer of Taco Tico, Inc., a Wichita, Kansas based franchisor of Mexican restaurants. Mr. Baker's prior experience also includes service on the Board of Directors of Kentucky Fried Chicken Corporation, as President of Kentucky Fried Chicken Operating Company and as President, Chief Executive Officer and shareholder of Mr. Gatti's, Inc., a pizza restaurant chain.

  Eduard J. Mayer has been a Director of the Company since August 1992. Since December 1988, Mr. Mayer has been President and owner of Acorn Ventures Inc., a venture capital management company. Acorn Ventures Inc. is the manager of two Canadian venture capital companies, BG Acorn Capital Fund (since December
1988) and FESA Enterprise Venture Capital Fund of Canada Ltd. (since July
1995). Mr. Mayer is a director of International UNP Holdings Ltd., an investment company, Mosaid Technologies, Incorporated, a semiconductor design company, and Trojan Technologies Inc., an environmental services company, as well as several private companies.

  Raymond H. Pirtle, Jr. has been a managing director and a member of the Board of Directors of Equitable Securities Corporation since February 1989. Prior to that date, Mr. Pirtle was a general partner of J.C. Bradford & Co. Mr. Pirtle is a member of the Board of Directors of Sirrom Capital Corporation, a publicly traded small business investment company.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of December 3, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) all persons known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors and executive officers; (iii) the Selling Shareholders; and (iv) all directors and executive officers as group. Except as set forth in the footnotes to the table, the Company believes that each person named below has sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                          BENEFICIAL OWNERSHIP              BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING (1)     NUMBER   AFTER OFFERING (1)
                          -----------------------     OF    ----------------------
                           NUMBER OF                SHARES   NUMBER OF
NAME OF BENEFICIAL OWNER    SHARES       PERCENT    OFFERED   SHARES      PERCENT
WorldCom, Inc. (2)......      2,050,000       6.2%      --     2,050,000      6.2%
Boland T. Jones (3).....      3,901,098      11.2       --     3,901,098     11.2
D. Gregory Smith (4)....      1,763,814       5.2       --     1,763,814      5.2
George W. Baker, Sr.
 (5)....................        130,832         *       --       130,832        *
Eduard J. Mayer (6).....        164,400         *       --       164,400        *
Raymond H. Pirtle, Jr.
 (7)....................         60,000         *       --        60,000        *
Patrick G. Jones (8)....        507,728       1.5       --       507,728      1.5
Jeffrey A. Allred (9)...        150,000         *       --       150,000        *
Barbara Jane Allan (10)
 .......................         36,456         *    32,811        3,645        *
Barbara Joan Allan (11)
 .......................         16,523         *     7,153        9,370        *
Karin Allan (12) .......         36,604         *    32,944        3,660        *
Amway Corporation (13)..        331,062       1.0   254,919       76,143        *
Pat W. Andresen (14)....         98,965         *    89,069        9,896        *
Fran Andresen (14)......         98,965         *    89,069        9,896        *
Automated Messaging,
 Inc....................         39,453         *    17,000       22,453        *
James R. Averette (14)..          7,302         *     5,300        2,002        *
Preston G. Averette
 (14)...................          7,302         *     5,000        2,302        *
Preston G. and James R.
 Averette ..............         10,417         *    10,417          --         *
Major Bashinsky (15)....         79,394         *     4,000       75,394        *
Alan Beale (14).........          2,984         *     2,418          566        *
Joan S. Boggess (14)....         22,614         *    20,353        2,261        *
John P. Boggess (14)....         22,614         *    20,353        2,261        *
Joseph T. Braverman
 (16)...................        140,777         *     4,000      136,777        *
Stephen C. Cadwallader
 (14)...................          7,167         *     5,550        1,617        *
Alan J. Carter (17).....        124,439         *    20,000      104,439        *
Warren E. Carter II ....         11,012         *    11,012          --         *
Carter Voice, Inc. (18).        181,358         *    12,000      169,358        *
Carvo, Inc. (14)........        107,193         *    12,000       95,193        *
Michael C. Chacho (14)..         64,500         *     6,000       58,500        *
Foster H. and Brenda J.
 Chase (14).............         57,142         *     1,000       56,142        *
George G. Clark (19)....         30,930         *     4,750       26,180        *
Frederick W. Clarke IV
 (20)...................         28,874         *     3,000       25,874        *
Kendall J. Cooper (21)..          1,295         *       120        1,175        *
E. Thomas Costello (14).          7,245         *     3,800        3,445        *
Cecil D. Crow, Jr. (14).          3,003         *     2,703          300        *
Geoffrey W. Crowley
 (14)...................          5,437         *     1,894        3,543        *
Donald J. Dally (22)....         66,757         *     9,000       57,757        *

                          BENEFICIAL OWNERSHIP            BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING (1)   NUMBER   AFTER OFFERING (1)
                          ------------------------  OF    -----------------------
                          NUMBER OF               SHARES   NUMBER OF
NAME OF BENEFICIAL OWNER    SHARES      PERCENT   OFFERED   SHARES       PERCENT
Kitty C. Dally (23).....        44,504          *  9,000         35,504          *
Joseph P. DeFelice (14).        27,975          *  7,000         20,975          *
Lawrence J. Diana (24)..       102,763          *  5,000         97,763          *
John and Eileen Dodson
 (14)...................        45,100          * 12,000         33,100          *
Sean Dowd (14)..........        28,583          * 10,000         18,583          *
Marjorie Dowd (14)......        28,583          * 10,000         18,583          *
Barney Edwards (14).....        32,549          *  7,323         25,226          *
Mitchell E. Eil (14)....        28,734          *  2,500         26,234          *
David A. Ellsworth (14).        54,593          *  3,000         51,593          *
Estate of Robert McDon-
 ald (14)...............       111,705          * 34,400         77,305          *
Peter D. Fagan (14).....        79,122          * 50,000         29,122          *
David Feldstein (14)....         7,962          *  1,700          6,262          *
Marshall Field, Jr.
 (25)...................        32,752          * 31,825            927          *
Eugene Gertler (14).....        82,350          * 74,115          8,235          *
Mark Ginella (14).......        37,273          *  5,000         32,273          *
Neal E. Gold (14).......        64,500          *  2,500         62,000          *
Allen Goldsher (14).....        37,273          * 12,400         24,873          *
Steven Grapstein (14)...         2,984          *  2,686            298          *
Alan D. Hebert (14).....         8,366          *  7,530            836          *
Elberta A. Holt (26)....         7,514          *  3,500          4,014          *
Benton B. Holt III (27).         7,820          *  3,500          4,320          *
Nathan A. Horowitz (14).        21,500          * 19,350          2,150          *
The Hughes Family Chari-
 table Trust............        20,000          * 10,000         10,000          *
Banner K. Hughes (14)...       104,380          * 40,000         64,380          *
John A. Hughes (28).....       102,763          * 21,800         80,963          *
James R. and Betty M.
 Humphrey (29)..........        26,936          *  2,000         24,936          *
Henry C. and Mary E.
 Johnson (14)...........        55,849          * 15,000         40,849          *
Jewish Home of
 Cincinnati.............           500          *    500            --           *
Jewish Federation of
 Cincinnati.............           500          *    500            --           *
Edward P. Kalankiewicz
 (14)...................         7,245          *  4,000          3,245          *
Marvin Kasoff Revocable
 Trust (14).............        68,897          * 50,000         18,897          *
Barbara Kasoff (30).....        71,668          * 50,000         21,668          *
David Kasoff (14).......        31,589          *  4,000         27,589          *
H. William King (14)....        21,691          *  6,500         15,191          *
Robert A. Larson (14)...        20,401          *  9,000         11,401          *
Richard A. LaSalle (14).       214,699          * 50,000        164,699          *
Lee Smith Family Trust
 (31)...................        26,654          * 21,989          4,665          *
Lee Charitable Remainder
 Unitrust ..............        20,000          * 20,000            --           *
David M. Lewis (32).....        12,310          *  3,700          8,610          *
Kenneth Lile (14).......        10,619          *  9,558          1,061          *
Kenneth and Ruth Lile
 (14)...................        71,549          * 32,197         39,352          *
Marion Gene Matthews
 (33)...................        29,370          * 27,559          1,811          *
Doug McMillan (14)......        51,756          * 10,000         41,756          *
Robert C. Mead, Jr......         8,848          *  8,165            683          *
Mark Monro (14).........        53,163          *  7,500         45,663          *
Julie and Mark Monroe,
 joint tenants (14).....           678          *    611             67          *
Thomas E. Nemic (14)....        42,762          *  5,000         37,762          *
Robert B. Nesmith (34)..        32,212          *  8,000         24,212          *
Barbara Page (14).......         6,705          *  2,000          4,705          *
Jeet Pahwa (14).........        21,491          *  2,500         18,991          *

                           BENEFICIAL OWNERSHIP             BENEFICIAL OWNERSHIP
                           PRIOR TO OFFERING (1)    NUMBER   AFTER OFFERING (1)
                           -----------------------    OF    ----------------------
                            NUMBER OF               SHARES   NUMBER OF
NAME OF BENEFICIAL OWNER     SHARES       PERCENT   OFFERED   SHARES      PERCENT
Neerja Ranee Pahwa (14)..         20,648         *    2,500       18,148        *
Alex Papagan (35)........         17,811         *    4,000       13,811        *
Charlene Papagan (14)....          7,423         *    3,000        4,423        *
Alex and Charlene
 Papagan, Jt. Ten........          1,481         *    1,481          --         *
Irene Pasarew (14).......        130,878         *   15,312      115,566        *
Barry and Marilyn Pasarew
 (14)....................        143,098         *   10,000      133,098        *
Bradley R. Patullo (14)..          8,096         *    2,000        6,096        *
Dorothy Paul (14)........         29,177         *   26,260        2,917        *
Russell Paul (14) .......         29,177         *   26,260        2,917        *
Edward P. Pearsall (36)..         50,409         *    4,000       46,409        *
D. Conrad Pearson (14)...          8,096         *      450        7,646        *
Phillip C. Perry (14)....          4,154         *      935        3,219        *
Premiere Holdings, LLC
 (37)....................          6,946         *    4,192        2,754        *
Aaron Prysock (14).......         12,214         *    2,000       10,214        *
Joseph P. Rawley (14)....         51,063         *    3,000       48,063        *
Linda C. Roaseau (14)....         89,907         *    6,500       83,407        *
Arthur A. Rotelli (14)...         31,956         *   19,000       12,956        *
Mary L. Schwartz (38)....          7,963         *    7,000          963        *
James H. Shumock (39)....          3,091         *    1,000        2,091        *
Greg Simmons (40)........         12,297         *    7,415        4,882        *
David Skiba (14).........         21,691         *    5,000       16,691        *
Roger B. and Gail L.
 Smith (41) .............        201,922         *  100,000      101,922        *
Kenneth Snyder (14)......          1,233         *      100        1,133        *
St. Matthew's Episcopal
 Church..................            285         *      285          --         *
William H. Stephens .....        113,683         *   15,000       98,683        *
W. David Sweatt (42).....         49,174         *    7,222       41,952        *
C. Kenneth Sweet (14)....         89,991         *   20,000       69,991        *
Steven F. Trief (14).....         53,717         *   48,346        5,371        *
Barbara Vaughan (14).....         15,720         *    3,000       12,720        *
Paul J. Vincent (14).....        130,423         *   40,000       90,423        *
Virginia Voice, Inc.
 (43)....................        125,887         *   20,000      105,887        *
Chris J. Washko (14).....         46,654         *    9,000       37,654        *
Kathryn H. Welsh (14)....         25,732         *    1,000       24,732        *
William E. Welsh (14)....        109,341         *    1,000      108,341        *
Thomas Widdoes (44)......         36,934         *   28,440        8,494        *
Widdoes Enterprises (45).        159,899         *   16,695      143,204        *
Gary J. Wilberg (46).....         59,634         *   25,000       34,634        *
Gene Wilberg (47)........         21,289         *   10,000       11,289        *
Michael E. Williams (14).         22,304         *    1,000       21,304        *
Thomas D. Woltjer (14)...         41,085         *    6,685       34,400        *
Zee Corp (14)............         26,806         *    1,600       25,206        *
Elinor C. Ziv (14).......         56,745         *   18,000       36,745        *
William S. Ziv (14)......         29,159         *   26,244        2,915        *
All executive officers
 and directors as a group
 (6 persons) (48)........      4,914,058      13.9      --     4,914,058     13.9

--------
*  Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Shares of Common Stock subject to warrants or options that are currently exercisable or exercisable within 60 days of December 3, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such warrants or options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2) Based upon shares owned as of December 31, 1996 and information the Company has obtained from WorldCom, Inc.'s Schedule 13D. The address of WorldCom, Inc. is 515 East Amite Street, Jackson, Mississippi 39201-2702.
(3) Includes 2,132,594 shares held of record by Mr. Jones, 1,623,624 shares subject to warrants or options exercisable immediately or which become exercisable within 60 days, 590 shares held of record by Mr. Jones' wife for which Mr. Jones holds the right to vote pursuant to an irrevocable proxy granted by Mrs. Jones to Mr. Jones, and 144,290 shares held of record by 22 shareholders for which Mr. Jones holds the right to vote pursuant to irrevocable proxies granted by such shareholders to Mr. Jones. The address of Mr. Jones is 3399 Peachtree Road, N.E., The Lenox Building, Suite 400, Atlanta, Georgia 30326.

(4) Includes 1,403,814 shares held of record by Mr. Smith and 360,000 shares subject to warrants or options exercisable immediately. The address of Mr. Smith is 1907 Oakmont Avenue, Tampa, Florida 33629.
(5) Includes 110,832 shares held of record by Mr. Baker and 20,000 shares subject to warrants or options exercisable immediately or which become exercisable within 60 days. Does not include 44,000 shares held of record by Mr. Baker's wife for which Mr. Baker disclaims beneficial ownership.
(6) Includes 94,400 shares held of record by Mr. Mayer and 70,000 shares subject to warrants or options exercisable immediately or which become exercisable within 60 days.
(7) Includes 50,000 shares held in a 401(k) plan for the benefit of Mr. Pirtle and 10,000 shares subject to warrants or options exercisable immediately or which become exercisable within 60 days.
(8) Includes 10,028 shares held of record by Mr. Jones, 225,000 shares subject to warrants or options exercisable immediately or which become exercisable within 60 days and 272,700 shares owned by six trusts of which Mr. Jones is the sole trustee.
(9) Includes 150,000 shares subject to warrants or options exercisable immediately or which become exercisable within 60 days.
(10) Includes 32,811 Exchangeable Shares, which are convertible at any time into a like number of shares of Premiere Common Stock, and which will be converted to Common Stock and sold in this Offering. Also includes 3,645 Exchangeable Shares held in escrow by SunTrust Bank, Atlanta.
(11) Includes 14,871 Exchangeable Shares, which are convertible at any time into a like number of shares of Premiere Common Stock, and of which 7,153 will be converted to Common Stock and sold in this Offering. Also includes 1,652 Exchangeable Shares held in escrow by SunTrust Bank, Atlanta.
(12) Includes 32,944 Exchangeable Shares, which are convertible at any time into a like number of shares of Premiere Common Stock, and which will be converted to Common Stock and sold in this Offering. Also includes 3,660 Exchangeable Shares held in escrow by SunTrust Bank, Atlanta.
(13) Includes 76,143 shares of Common Stock held in escrow by SunTrust Bank, Atlanta, as escrow agent, for which the Selling Shareholder retains the right to vote. Historically, the Voice-Tel entities have relied on sales through Amway for a substantial portion of their revenue. Such sales accounted for approximately 44.5%, 32.9% and 28.4% of the Company's revenue for 1995, 1996 and the six months ended June 30, 1997, respectively. Amway's relationship with VTE commenced in 1990 when VTE began managing the voice messaging operations previously conducted by Amway's subsidiary, Amvox. VTE subsequently acquired and franchised the former Amvox service centers from Amway in exchange for an equity interest in VTE. Amway later invested in the development of the private frame relay digital messaging network through VTN. As a result of these transactions, Amway also became the single largest equity holder in VTE and VTN. See "Risk Factors -- Reliance on Amway Relationship."
(14) Ten percent of the shares beneficially owned by each Selling Shareholder are held in escrow by SunTrust Bank, Atlanta, as escrow agent. Each Selling Shareholder retains the right to vote such shares.
(15) Includes 7,878 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Bashinsky retains the right to vote such shares.
(16) Includes 13,388 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Braverman retains the right to vote such shares.

(17) Includes 8,482 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Carter retains the right to vote such shares.

(18) Includes 27,579 shares which are held in escrow by SunTrust Bank, Atlanta, as escrow agent. Carter Voice, Inc. retains the right to vote such shares.

(19) Incluldes 2,731 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Clark retains the right to vote such shares.

(20) Includes 2,468 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Clarke retains the right to vote such shares.

(21) Includes 124 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Cooper retains the right to vote such shares.

(22) Includes 6,184 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Dally retains the right to vote such shares.

(23) Includes 4,123 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Ms. Dally retains the right to vote such shares.

(24) Includes 10,212 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Diana retains the right to vote such shares.

(25) Includes 927 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Field retains the right to vote such shares.

(26) Includes 203 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Ms. Holt retains the right to vote such shares.

(27) Includes 211 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Holt retains the right to vote such shares.

(28) Includes 10,212 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Hughes retains the right to vote such shares.

(29) Includes 2,569 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. and Mrs. Humphrey retain the right to vote such shares.

(30) Includes 6,785 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Ms. Kasoff retains the right to vote such shares.

(31) Includes 4,665 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. The trust retains the right to vote such shares.

(32) Includes 1,115 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Lewis retains the right to vote such shares.

(33) Includes 1,811 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Ms. Matthews retains the right to vote such shares.

(34) Includes 3,210 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Nesmith retains the right to vote such shares.

(35) Includes 742 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Papagan retains the right to vote such shares.

(36) Includes 4,815 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Pearsall retains the right to vote such shares.

(37) Includes 1,780 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Premiere Holdings, LLC retains the right to vote such shares.

(38) Includes 504 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Ms. Schwartz retains the right to vote such shares.

(39) Includes 300 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Ms. Schumock retains the right to vote such shares.

(40) Includes 488 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Simmons retains the right to vote such shares.

(41) Includes 19,356 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. and Mrs. Smith retain the right to vote such shares.

(42) Includes 1,952 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Sweatt retains the right to vote such shares.

(43) Includes 28,912 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Virginia Voice, Inc. retains the right to vote such shares.

(44) Includes 8,494 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Widdoes retains the right to vote such shares.

(45) Includes 27,579 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Widdoes Enterprises retains the right to vote such shares.

(46) Includes 5,743 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Wilberg retains the right to vote such shares.

(47) Includes 2,036 shares held in escrow by SunTrust Bank, Atlanta, as escrow agent. Mr. Wilberg retains the right to vote such shares.

(48) Includes 2,098,624 shares subject to warrants or options exercisable immediately or which become exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company's Articles and the Bylaws, and by the provisions of applicable law.

COMMON STOCK

  As of December 15, 1997, there were 33,960,277 shares of Common Stock outstanding (including 402,748 Exchangeable Shares which are convertible at any time into a like number of shares of Common Stock, and of which 72,908 will be converted and sold in this Offering), held of record by approximately 447 shareholders. The holders of Common Stock are entitled to one vote for each share held of record for matters on which Common Stock shareholders are entitled to vote. There are neither sinking fund provisions nor cumulative voting, preemptive, redemption, or conversion rights applicable to the Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of any shares of any series of Preferred Stock which may be issued by the Company's Board of Directors from time to time in the future. Subject to the preference rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of Company, are entitled to share ratably in all assets of the Company after the payment of its debts and other liabilities. The outstanding shares of Common Stock are, and the shares issuable upon conversion of the Notes will be, when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors has the authority pursuant to the Articles, without the approval of or any action by the shareholders, to issue up to 5,000,000 shares of Preferred Stock in such series and with such preferences, powers, limitations and relative rights as may be determined by the Board from time to time. The terms of the voting, conversion, dividend, liquidation, preemptive and redemption rights and preferences, and other qualifications, powers and privileges conferred upon the holders of any such Preferred Stock, may be more favorable than those, if any, granted to holders of Common Stock. The designation of any Preferred Stock with greater rights, privileges and preferences than those applicable to the Common Stock may adversely affect the voting power, market price and other rights and privileges of the Common Stock, and may hinder or delay the removal of directors, attempted tender offers, proxy contests or takeovers, or other attempts to change control of the Company, some or all of which may be desired by holders of the Common Stock.

  Of the 5,000,000 authorized shares of Preferred Stock, one share has been designated "Series B Voting Preferred Stock," par value $0.01 per share (the "Series B Preferred"). The one share of the Company's Series B Preferred was issued for the benefit of the former shareholders of the Canadian Voice-Tel Entities that the Company acquired on April 30, 1997. Pursuant to the terms of the acquisition agreements, the former shareholders of the Canadian Voice-Tel Entities were issued 402,748 Exchangeable Shares, which may be converted at any time into a like number of shares of the Company's Common Stock, and of which 72,908 will be converted and sold in this Offering. Upon conversion, such shares of Common Stock are subject to the same registration rights that are applicable to the other shares of Common Stock issued in connection with the Voice-Tel Acquisitions.

  For voting purposes, the holder of record of the Series B Preferred is entitled to have a number of votes equal to the number of votes that the holders of the outstanding Exchangeable Shares (other than those held by the Company or its affiliates) would be entitled if all such Exchangeable Shares were exchanged by the holders thereof for shares of the Company's Common Stock. The Series B Preferred and the Common Stock of the

Company vote as a single class. The Company's transfer agent, Sun Trust Bank, Atlanta, serves as the voting trustee for the Series B Preferred.

  In the event of the liquidation, dissolution or winding up of the Company, and subject to any prior rights of holders of preferred stock ranking senior to the Series B Preferred, the holder of the share of Series B Preferred will be paid in an amount equal to $1.00, together with payment to any class of stock ranking equally with the Series B Preferred. At such time as the Series B Preferred has no votes attached to it because there are no Exchangeable Shares outstanding which are not owned, directly or indirectly, by the Company and no options or other agreements which could give rise to the issuance of Exchangeable Shares to any person other than the Company, the Series B Preferred will be canceled without any action required by the holder thereof or the Company.

CERTAIN PROVISIONS OF THE ARTICLES, BYLAWS AND THE GEORGIA CODE

  Certain provisions of the Georgia Code and the Company's Articles and Bylaws, summarized in the following paragraphs, may be considered to have anti-takeover effects and may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover that a shareholder may deem to be in such shareholder's best interest, including such an attempted transaction as might result in payment of a premium over the market price for shares held by such shareholder.

  Number, Term and Removal of Directors. The Company's Bylaws provide that the size of the Company's Board of Directors shall be comprised of three to seven members as determined from time to time by resolution of the Board (provided that the term of an incumbent director may not be shortened by a reduction in the number of directors constituting the Board). The Board is divided into three classes of directors, each serving for staggered three year terms. Directors may be removed from the Board only for cause and only upon the affirmative vote of at least 75% of the shareholders entitled to vote thereon taken at a duly held shareholders' meeting for which notice of the removal action was properly given. Unless at the same meeting the shareholders vote to appoint a successor director for the remainder of the removed director's term, upon a vacancy created in the Board of Directors pursuant to such removal action or for any other reason (including an increase in the size of the Board pursuant to resolution of the Board), a successor or new director may be appointed only by the affirmative vote of a majority of the directors then in office.

  Call of and Notices Relating to Shareholder Meetings; Actions by Written Consent of Shareholders. The Company's Bylaws provide that special meetings of shareholders or a class or series of shareholders may be called at any time by the Board of Directors, the Chairman of the Board or the President of the Company, and that such meetings shall be called upon the written request of the holders of shares representing at least 75% of the votes entitled to be cast on each issue presented at such meeting (25% at any time the Company has fewer than 100 shareholders of record). The Bylaws also provide that shareholders seeking to bring business before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders, must provide notice thereof not less than 60 nor more than 90 days prior to the meeting, and, in such notice, provide to the Company certain information concerning the proposal or nominee. Actions required to be taken at a shareholder meeting may be taken without a meeting only if the unanimous written consent of the shareholders entitled to vote at such meeting is obtained and delivered to the Company for inclusion in its minute book or other corporate records.

  Georgia Business Combination Statute. Pursuant to its Bylaws, the Company is subject to the provisions of the Georgia Code, including provisions prohibiting various "business combinations" involving "interested shareholders" for a period of five years after the shareholder becomes an interested shareholder of the Company. Such provisions prohibit any business combination with an interested shareholder unless either (i) prior to such time, the Board of Directors approves either the business combination or the transaction by which such shareholder became an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the Company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the Company and the business combination is approved by a majority of the disinterested shareholders' shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company. Under the relevant provisions of the Georgia Code, a "business combination" is defined to include, among other things, (i) any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the Company having an aggregate book value of 10% or more of the Company's net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the Company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder, (ii) the liquidation or dissolution of the Company, (iii) the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the Company, other than in the ordinary course of business and (iv) certain other transactions involving the issuance or reclassification of securities of the Company which produce the result that 5% or more of the total equity shares of the Company, or of any class or series thereof, is owned by an interested shareholder. An "interested shareholder" is defined by the Georgia Code to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the Company, or any person that is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the Company. The restrictions on business combinations shall not apply to any person who was an interested shareholder before the adoption of the Bylaw which made the provisions applicable to the Company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder have been an interested shareholder but for the inadvertent acquisition.

  Constituency Provisions. In addition to considering the effects of any action on the Company and its shareholders, the Company's Articles permit the Board of Directors and the committees and individual members thereof to consider the interests of various constituencies, including employees, customers, suppliers, and creditors of the Company, communities in which the Company maintains offices or operations, and other factors which such directors deem pertinent, in carrying out and discharging the duties and responsibilities of such positions and in determining what is believed to be in the best interests of the Company.

  Supermajority Provisions. The Board of Directors or the holders of 75% or more of the outstanding shares may alter, amend or repeal the Company's Bylaws and adopt new Bylaws. The shareholders also have the power to specify that any Bylaw adopted by the shareholders may not be altered, amended or repealed by the Board of Directors.

DIRECTOR EXCULPATION AND INDEMNIFICATION

  The Company's Articles provide that no director shall be personally liable to the Company or any of its shareholders for any breach of the duties of such position, except that such elimination of liability does not apply to (i) appropriations of business opportunities from the Company in violation of such director's duties, (ii) knowing or intentional misconduct or violation of law,
(iii) liability for assent to distributions which are illegal or improper under the Georgia Code or the Company's Articles and (iv) liability for any transaction in which an improper personal benefit is derived. In addition, the Articles state that if the Georgia Code is ever amended to allow for greater exculpation of directors than presently permitted, the directors shall be relieved from liabilities to the fullest extent provided by the Georgia Code, as so amended, without further action by the Board or the shareholders of the Company, unless the Georgia Code provides otherwise. No modification or repeal of this provision will adversely affect the elimination or reduction in liability provided thereby with respect to any alleged act occurring before the effective date of such modification or repeal. The Company has entered into indemnification agreements with each of the directors that provide the directors similar rights to indemnification and contribution.

TRANSFER AGENT

  The transfer agent and registrar for the Company's Common Stock is SunTrust Bank in Atlanta, Georgia.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding 33,960,277 shares of Common Stock (including 402,748 Exchangeable Shares, which are convertible at any time into a like number of shares of Common Stock, and of which 72,908 are being converted and sold in this Offering). Of these shares, approximately 21,101,000 shares of Common Stock are freely transferable without restriction or limitation under the Securities Act. The remaining shares (approximately 12,859,000 shares) are Restricted Shares under Rule 144. The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144.

  Upon completion of this Offering, approximately 7,032,000 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144. Beginning on April 30, 1998 and September 30, 1998, approximately 5,381,000 shares and approximately 446,000 shares, respectively, will be eligible for sale pursuant to Rule 144, subject to the volume, manner of sale and notice requirements of Rule 144. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has held shares for at least a one-year period (as computed under Rule
144) is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1.0% of the then outstanding shares of the Company's Common Stock (approximately 339,602 shares after giving effect to this Offering) and (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain provisions relating to the manner of sale, the filing of a notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has held shares for at least a two-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Rule 144A under the Securities Act permits the immediate sale by the current holders of Restricted Shares of all or a portion of their shares to certain qualified institutional buyers as defined in Rule 144A.

  As of December 15, 1997, options and warrants to purchase an aggregate of approximately 7,154,000 shares of Common Stock are outstanding, of which options and warrants to purchase 3,389,000 shares of Common Stock are vested and immediately exercisable. Substantially all of the shares issuable upon the exercise of outstanding options and warrants will be eligible for resale, if and when issued, under Rule 701 adopted under the Securities Act or pursuant to Registration Statements on Form S-8. In general, under Rule 701 as currently in effect, an employee, officer, director, consultant or advisor of the Company who purchased shares from the Company pursuant to a written compensatory benefit plan or written contract relating to compensation is eligible to resell such shares without compliance with restrictions contained in Rule 144. Shares obtained pursuant to Rule 701 may be sold by non-affiliates without regard to the holding period, volume limitations, information or notice requirements of Rule 144, and by affiliates without regard to the holding period requirements.

  On September 26, 1997, the Company filed a shelf registration statement on Form S-3 with respect to the Convertible Notes, which may convert into a maximum of approximately 5,227,000 shares of Common Stock at any time prior to final maturity at a conversion price of $33.00 per share, subject to adjustment. This Common Stock issuable upon conversion of the Convertible Notes will be registered under the Securities Act and will be, if and when issued, freely tradeable.

  No prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on such market price.

  The Company has agreed not to offer, sell, sell short or otherwise dispose of any shares of Common Stock (other than the shares offered by the Company in this Offering) in the public market for a period of 90 days from the date of this Prospectus without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. Directors, executive officers and certain shareholders of the Company have agreed not to offer, sell, sell short or otherwise dispose of any such shares of Common Stock beneficially owned by them or any shares issuable upon exercise of stock options for a period of 90 days from the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriting."

REGISTRATION RIGHTS

  The holders of approximately 9,589,000 shares of Common Stock and their permitted transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act.

  Registration Rights Granted Prior to IPO. Prior to the Company's initial public offering in March 1996, the Company granted registration rights to holders of convertible preferred stock and warrants. Pursuant to these registration rights agreements, the Company is required to notify these holders of the Company's intent to register any of its Common Stock under the Securities Act and allow such holders an opportunity to include their shares of Common Stock in the Company's registration. These registration rights are subject to certain limitations and restrictions, including the right of the underwriters of an underwritten offering to limit the number of shares offered in such registration if such underwriter determines that the number of shares requested to be registered cannot be underwritten.

  Certain of the holders have the right to require the Company, no more than two times, and with respect to a minimum percentage of the shares of Common Stock held by such holders at such times, to file a registration statement under the Securities Act (other than on Form S-3). In addition, these same holders are entitled to require the Company, no more than one time after the Company becomes eligible to effect a registration thereunder and provided such offering is for not less than $1.0 million, to use all reasonable efforts to register such holders' shares on Form S-3 (or a successor form). Subject to certain limitations and conditions, including provisions granting such holders preferences over the rights of other parties, both of such registrations may include other securities of the Company with respect to which registration rights have been granted, and may include securities sold for the account of the Company.

  Although these contractual rights remain in force, the shares subject to such registration rights may be freely disposed of pursuant to Rule 144 under the Securities Act.

  Registration Rights Granted Subsequent to IPO. Subsequent to the Company's initial public offering, the Company granted registration rights in connection with the Company's execution of a strategic alliance with WorldCom, the Company's acquisitions of TeleT, the Voice-Tel Entities and VoiceCom. In each of these instances, the Company is required to notify the holders of the Company's intent to register any of its Common Stock under the Securities Act and allow such holders an opportunity to include their shares of Common Stock in the Company's registration; provided, however, that: (i) with respect to WorldCom and VoiceCom such notice must be given only if the Company intends to register and sell newly issued shares; (ii) with respect to CMG@Ventures, L.P. ("CMG"), such notice must be given only if 20% of the shares held by CMG remain outstanding; and (iii) with respect to the former owners of the Voice-Tel Entities, such notice must be given only until April 30, 1998. These registration rights are subject to certain limitations and restrictions, including the right of the underwriters of an underwritten offering to limit the number of shares offered in such registration if such underwriter determines that the number of shares requested to be registered cannot be underwritten.

  WorldCom has a one-time right to require the Company to file a registration statement under the Securities Act, provided that such request is made: (i) between November 13, 1998 and November 13, 1999; or (ii) within 60 days from the date of a change in control of Premiere, the termination of either Boland
T. Jones or D. Gregory Smith as executive officers or the termination of the strategic alliance with WorldCom if the events described in clause (ii) occur prior to November 13, 1999. WorldCom currently has the right to require the Company to file a registration statement under the Securities Act as a result of Mr. Smith's resignation. See "Prospectus Summary -- Recent Developments --
 Additions and Changes to Management." In addition, the registration must be with respect to such minimum number of shares of Common Stock having an aggregate proposed offering price equal to $10.0 million.

  With respect to the former owners of the Voice-Tel Entities, such persons collectively have the one-time demand right to require the Company to use all reasonable efforts to file a registration statement under the Securities Act, provided that (i) such request must be initiated by an Amway entity or holders of 10% or more of the Registrable Securities (as defined) and (ii) such one-time demand must be made after July 15, 1997 and before the nine-month anniversary of the closing of the VTE Acquisitions. The registration statement which includes this Prospectus was filed pursuant to the exercise of such rights by the Voice-Tel holders. In addition, the Company has agreed to file a shelf registration statement (the "Voice-Tel Shelf") as soon as practicable following December 15, 1997 to include any shares of Common Stock then held by the former owners of the Voice-Tel Entities. These shareholders may include up to approximately 5.4 million shares in the Voice-Tel Shelf. The Company has exercised certain contractual rights to postpone this requirement for up to 90 days.

  The shares of Premiere Common Stock to be issued in connection with the Xpedite Merger will be registered under the Securities Act and, unless issued to affiliates of Xpedite as of the date of the Xpedite stockholders meeting to consider the Xpedite Merger, will be freely transferable without restriction or limitation under the Securities Act.

  For a period of three months commencing 30 days after financial results covering at least 30 days of combined operations of Premiere and Xpedite have been published, each person who is precluded by the Securities Act from selling or disposing of all of their shares of Premiere Common Stock received in the Xpedite Merger within one calendar quarter (a "Large Stockholder") will have a one-time right to require Premiere to file a registration statement under the Securities Act relating to all or part of their registrable securities (an "Xpedite Demand Registration"). Premiere is obligated to use its commercially reasonable efforts to effect an Xpedite Demand Registration as soon as reasonably practical after the request is made, except that Premiere has the right, under certain circumstances, to delay the effective date of a registration statement or any sales thereunder for a period not to exceed 120 days from the date of the request for registration. In addition, Premiere is not obligated to effect an Xpedite Demand Registration (i) for less than one million shares or (ii) within three months of a Large Stockholder selling any registrable securities pursuant to an Xpedite Piggyback Registration (defined below). Unless Premiere shall otherwise consent, any offering pursuant to an Xpedite Demand Registration shall be underwritten and Premiere shall select the underwriters and any additional investment bankers to be used.

  If Premiere proposes to file a registration statement under the Securities Act with respect to an offering for Premiere's own account or for the account of any holders of Premiere Common Stock other than the Large Stockholders, any Large Stockholder may request registration under the Securities Act of all or part of its Registrable Securities on the same terms and conditions as Premiere or such other holders of Premiere Common Stock (an "Xpedite Piggyback Registration"). In the case of an Xpedite Piggyback Registration, Premiere has the right to terminate or withdraw any registration undertaken by it prior to the effectiveness of such registration whether or not any Large Stockholder has elected to include registrable securities in such registration.

  In each of the above instances, subject to certain limitations and conditions, including provisions granting certain preferences, such registrations may include securities sold for the account of the Company or other shareholders, or both.

  With a few exceptions, the Company generally is required to bear the expense relating to the sale of the Holders' securities under registrations, except for underwriting discounts and commissions, and in certain cases the fees and expenses of the Holders' counsel and filing fees related to the registration statement. The Company also is obligated to indemnify the Holders whose shares are included in any of the Company's registrations against certain losses and liabilities, including liabilities under the Securities Act and state securities laws.

COSALE RIGHTS

  Pursuant to contractual agreement, some of the registration rights holders and their transferees have a right to participate in any sale of Common Stock by certain other shareholders (other than sales to certain related parties of such shareholders). The percentage of shares of Common Stock owned by such registration rights holder which can be put by such holder as its participation interest in such sale is obtained by dividing the number of shares of Common Stock owned or obtainable by such holder by the number of shares of all Common Stock owned or obtainable by both the holder and the selling shareholder.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement,
dated   , 1997 (the "Underwriting Agreement"), Donaldson Lufkin & Jenrette
Securities Corporation (the "Underwriter") has agreed to purchase from the Selling Shareholders an aggregate of 1,973,965 shares of Common Stock.

  The Underwriting Agreement provides that the obligations of the Underwriter to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel to the Underwriter and to certain other conditions. The Underwriter is obligated to take and pay for all of the shares of Common Stock offered hereby if any are taken.

  The Underwriter proposes to offer the 1,973,965 shares of Common Stock purchased by it from time to time for sale in one or more transactions (which may include block transactions) on the Nasdaq National Market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. In connection with the sale of shares of Common Stock, the Underwriter may be deemed to have received compensation from the Selling Shareholders in the form of underwriting discounts. The Underwriter may effect such transactions by selling Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Common stock for whom they may act as agents or to whom they may sell as principal.


  The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof.

  Each of the Company, its executive officers and directors and certain shareholders of the Company (including the Selling Shareholders) will agree, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriter. In addition, during such period, except for the VoiceTel Shelf, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company will agree not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the Underwriter's prior written consent. In addition, each of the Selling Shareholders will agree not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without the Underwriter's prior written consent, except that Selling Shareholders may exercise preexisting registration rights with respect to the VoiceTel Shelf and with respect to registration statements that are filed with the prior written consent of the Underwriter.

  The Underwriter and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  The Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may overallot the Offering, creating a syndicate short position. The Underwriter may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriter by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1996, and for the years ended December 31, 1994, 1995 and 1996 as contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Current Report on Form 8-K dated November 13, 1997 and the financial statements of VTE, VTN and the Significant Franchisees as contained in the Company's Current Report on Form 8-K dated April 30, 1997 as amended by the Company's Current Report on Form 8-K/A filed with the Commission on June 16, 1997 and the Company's Current Report on Form 8-K dated May 16, 1997 as amended by the Company's Current Report on Form 8-K/A filed with the Commission on June 26, 1997 for the periods included therein, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The consolidated financial statements of Xpedite as of December 31, 1995 and 1996, and for the years ended December 31, 1994, 1995 and 1996 included in the Company's Current Report on Form 8-K dated November 13, 1997, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of XSL as of December 31, 1995 and 1996, and for the years ended December 31, 1994, 1995 and 1996 included in the Company's Current Report on Form 8-K dated November 13, 1997, have been so incorporated by reference in this prospectus in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-3 under the Securities Act with the Commission with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any contract or other document to which reference is made are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission Web site also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "PTEK." Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference in this Prospectus and made a part hereof:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (including those portions of the Company's definitive proxy statement for the Annual Meeting of Shareholders held on June 11, 1997 incorporated by reference therein);

    (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

    (c) the Company's Current Reports on Form 8-K dated April 2, 1997, June 12, 1997, June 25, 1997, July 25, 1997, September 26, 1997 and November 13,
  1997, respectively;

    (d) the Company's Current Report on Form 8-K dated April 30, 1997, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on June 16, 1997;

    (e) the Company's Current Report on Form 8-K dated November 13, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on February 25, 1997; and

    (f) the Company's Current Report on Form 8-K, dated May 16, 1997, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on June 26, 1997.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will not update this Prospectus for events occurring subsequent to the date of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be made orally or in writing to the attention of Director of Corporate Communications, Premiere Technologies, Inc., 3399 Peachtree Road, N.E., The Lenox Building, Suite 400, Atlanta, Georgia 30326, Telephone: (404) 262-8400.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary..........................................................   3
Risk Factors................................................................  10
Use of Proceeds.............................................................  27
Price Range of Common Stock and Dividend Policy.............................  27
Selected Financial Data.....................................................  28
Selected Consolidated Financial Data of Premiere (Historical)...............  28
Selected Pro Forma Financial Data of Premiere and Xpedite...................  30
Management's Discussion and Analysis of Financial Condition
 and Results of Operations..................................................  31
Business....................................................................  38
Management..................................................................  55
Principal and Selling Shareholders..........................................  57
Description of Capital Stock................................................  63
Shares Eligible for Future Sale.............................................  66
Underwriting................................................................  69
Legal Matters...............................................................  70
Independent Public Accountants..............................................  71
Additional Information......................................................  71
Incorporation of Certain Documents by Reference.............................  72

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             1,973,965 SHARES

                                     LOGO
                 [LOGO OF PREMIERE TECHNOLOGIES APPEARS HERE]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

  The expenses in connection with the distribution of the Common Stock, other than underwriting discounts, are set forth in the following table. All amounts except the Securities and Exchange Commission registration fee and the NASD filing fee are estimated.

Securities and Exchange Commission Registration Fee...................  $ 34,506
NASD Filing Fee.......................................................    11,887
Printing and Engraving Expenses ......................................    50,000
Accountants' Fees and Expenses .......................................   150,000
Legal Fees and Expenses ..............................................   200,000
Blue Sky Fees and Expenses ...........................................     2,500
Transfer Agent and Registrar Fees ....................................     5,000
Miscellaneous ........................................................   146,107
                                                                        --------
 Total................................................................  $600,000
                                                                        ========

--------
* To be filed by amendment

ITEM 15. Indemnification of Directors and Officers.

  The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provision shall eliminate or limit the liability of a director: (i) for an appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; or (iv) for any transaction from which the director received an improper personal benefit. This provision relates only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the federal securities laws). The Company's Articles of Incorporation, as amended, exonerate the Company's directors from monetary liability to the extent described above.

  In addition to such rights as may be provided by law, the Company's Bylaws provide broad indemnification rights to the Company's directors and such officers, employees and agents as may be selected by such directors, with respect to various civil and criminal liabilities and losses which may be incurred by such director, officer, agent or employee pursuant to any pending or threatened litigation or other proceedings, except that such indemnification does not apply in the same situations described above with respect to the exculpation from liability of the Company's directors. The Company is also obligated to reimburse such directors and other parties for expenses, including legal fees, court costs and expert witness fees, incurred by such person in defending against any such liabilities and losses, as long as such person in good faith believes that he or she acted in accordance with the applicable standard of conduct with respect to the underlying accusations giving rise to such liabilities or losses and agrees to repay to the Company any advances made under the Bylaws. Any amendment or other modification to the Bylaws which limits or otherwise adversely affects the rights to indemnification currently provided therein shall apply only to proceedings based upon actions and events occurring after such amendment and delivery of notice thereof to the indemnified parties. Such amendments can only made upon the affirmative vote of (i) the holders of at least 75% of the shares entitled to vote to alter, amend or repeal the provisions of the Bylaws or (ii) a majority of the Board of Directors present at the meeting at which the votes is are taken.

  The Company has entered into separate indemnification agreements with each of its directors and certain of its officers and employees, whereby the Company agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the Bylaws. These agreements may not be abrogated by action of the shareholders. In addition, the Company holds an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against the directors and officers of the Company for a wrongful act that they may become legally obligated to pay or for which the Company is required to indemnify the directors or officers.

  The Company believes that the above protections are necessary in order to attract and retain qualified persons as directors and officers.

  Reference is hereby made to Section 6 of the Underwriting Agreement, the form of which is filed as Exhibit 1.1 hereto, in which the Underwriters agree to indemnify the directors and officers of the Company and certain other persons against certain civil liabilities.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits and Financial Statement Schedules.


 EXHIBIT
 NUMBER         EXHIBIT DESCRIPTION
 -------        -------------------
  1.1    Form of Underwriting Agreement.*

  3.1 Articles of Incorporation of the Registrant (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (No. 33-80547)).

  3.2 Articles of Amendment to Articles of Incorporation (Incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration
         Statement on Form S-8 (No. 333-29787)).

  3.3 Amended and Restated Bylaws of the Registrant (Incorporated herein by reference to Exhibit 3.02 to Registration Statement on Form S-1 (No.
         33-80547)).

  4.1 See Exhibits 3.1-3.3 for provisions of the Articles of Incorporation, as amended, and Amended and Restated Bylaws defining the rights of the holders of Common Stock of the Registrant.

  5.1    Opinion of Alston & Bird.*

 23.1    Consent of Alston & Bird (Included in Exhibit 5.1 above).*

 23.2    Consent of Arthur Andersen LLP.

 23.3    Consent of Ernst & Young, LLP.

 23.4    Consent of Price Waterhouse.

 24.1    Powers of Attorney (see Page II-4).

--------
* To be filed by amendment

ITEM 17. Undertakings.

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement (No. 333-39577) to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, and State of Georgia, on December 16, 1997.

                                          PREMIERE TECHNOLOGIES, INC.

                                             /s/ Boland T. Jones
                                          By: _________________________________
                                             Boland T. Jones
                                             President and Chief Executive
                                             Officer


  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement (No. 333-39577) has been signed below by the following persons in the capacities indicated on December 16, 1997.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
            /s/ Boland T. Jones             Chairman of the Board of Directors
___________________________________________  and Chief Executive Officer
              BOLAND T. JONES                (Principal Executive Officer)


           /s/ Patrick G. Jones             Senior Vice President of Finance
___________________________________________  and Legal and Secretary
             PATRICK G. JONES                (Principal Financial and
                                             Accounting Officer)


         /s/ George W. Baker, Sr.*          Director
___________________________________________
           GEORGE W. BAKER, SR.


           /s/ Eduard J. Mayer*             Director
___________________________________________
              EDUARD J. MAYER


        /s/ Raymond H. Pirtle, Jr.*         Director
___________________________________________
          RAYMOND H. PIRTLE, JR.


    * By:  /s/ Patrick G. Jones
___________________________________________
    PATRICK G. JONES, ATTORNEY-IN-FACT

                               EXHIBIT INDEX

 EXHIBIT
 NUMBER         EXHIBIT DESCRIPTION         PAGE NO.
 -------        -------------------         --------
  1.1    Form of Underwriting Agreement.*
  3.1    Articles of Incorporation of the
         Registrant (Incorporated herein
         by reference to Exhibit 3.1 to
         the Registrant's Registration
         Statement on Form S-1 (No. 33-
         80547)).
  3.2    Articles of Amendment to
         Articles of Incorporation
         (Incorporated herein by
         reference to Exhibit 3.2 to the
         Registrant's Registration
         Statement on Form S-8 (No. 333-
         29787)).
  3.3    Amended and Restated Bylaws of
         the Registrant (Incorporated
         herein by reference to Exhibit
         3.02 to Registration Statement
         on Form S-1 (No. 33-80547)).
  4.1    See Exhibits 3.1-3.3 for
         provisions of the Articles of
         Incorporation, as amended, and
         Amended and Restated Bylaws
         defining the rights of the
         holders of Common Stock of the
         Registrant.
  5.1    Opinion of Alston & Bird.*
 23.1    Consent of Alston & Bird
         (Included in Exhibit 5.1
         above).*
 23.2    Consent of Arthur Andersen LLP.
 23.3    Consent of Ernst & Young, LLP.
 23.4    Consent of Price Waterhouse.
 24.1    Powers of Attorney (see Page II-
         4).

--------
* To be filed by amendment